
CECO
ENVIRONMENTAL
11006354

2010 ANNUAL REPORT

CECE
NASDAQ
LISTED


SEC MAIL PROCESSING
RECEIVED
APR 14 2011
WASH, D.C.
211
SECTION

A Global Leader In Air Pollution Control
And Integrated Clean Air Solutions



ENVIRONMENTAL

2010 ANNUAL REPORT

TABLE OF CONTENTS

OFFICERS AND DIRECTORS

EXECUTIVE OFFICERS

Phillip DeZwirek
Chairman

Jeff Lang
Chief Executive Officer

Dennis W. Blazer
Chief Financial Officer and Assistant Secretary,
Vice President Finance & Administration

DIRECTORS

Phillip DeZwirek
Chairman

Jeff Lang
Chief Executive Officer

Jason DeZwirek
Secretary
Founder and former CEO, Kaboose Inc.

Donald A. Wright
Vice President, SD Homes

Ronald E. Krieg, CPA
Retired Partner, Plante & Moran, PLLC

Thomas J. Flaherty
Consultant and former Chief Operating Officer,
Fairchild Corporation

Arthur Cape
Director of International Sales,
Shymac Innovative Marketing

Jason Meretsky
Attorney
Meretsky Law Firm

COMMITMENT / VISION

OUR COMMITMENT

We are committed to building systems and equipment as well as providing technology and services that remove airborne contaminants from industrial facilities.

- We remove airborne contaminants and pollutants from the largest and most critical industrial facilities in the world.
- We clean the air exhausted from those large industrial facilities.

OUR VISION

To become the world-class leader in air pollution control that produces exceptional value for our customers, shareholders, employees and communities by delivering:

- **Significant Growth**
  Implementing profitable ways to grow globally with premier solutions.
- **Product and Service Excellence**
  Creating customer successes and building customer loyalty.
- **Operational Excellence**
  Running smart, lean, best-in-class processes.
- **Employee Development**
  Investing in the training and development of our employees.
- **Global Market Coverage**
  Providing worldwide sales and manufacturing resources.
- **Safety Leadership**
  Ensuring employee safety with world-class safety practices.

BACKLOG BY INDUSTRY DECEMBER 2010



Power	32%
Refining	28%
Steel	19%
Chemical	7%
Aluminum	4%
Automotive	4%
Other	6%

COUNTRIES SOLD IN 2010



Dear Fellow Shareholders,

2010 was an excellent year in our journey to improve CECO's portfolio, global sales focus and operational excellence. CECO employees did a great job streamlining our operations to become leaner, stronger and more international. Our core manufacturing plants today are running more efficiently than ever. We shuttered excess fabrication capacity and improved our cost structure for the future. We also placed a greater focus on pricing and gross margin enhancements. We retooled our product portfolio to focus on areas that bring greater value to our customers and produce higher operating margins. Along the way, we pruned technology portfolios to strengthen CECO for global and improving markets. CECO today is leaner and more efficient, which has strengthened our core business and enhanced our gross margins.

CECO is positioned very well for the growing global air pollution control demand. Both domestic growth and increasing international opportunities are taking shape. Over the next few years, our strategic goal is for CECO's international operations to become equal in size to our domestic revenues.

Once again, our market breadth was an asset this year, with many key customer industries continuing to perform well. Our global business model proved more important than ever, producing roughly 23.5% of our 2010 sales from outside the USA.

In 2010, we maintained a critical focus on growth in global markets, while reducing our SG&A expenses, consolidating our operations, and managing our working capital and cash wisely.

2010 Financial Particulars

- Revenue from continuing operations was $141 million, compared to $139 million in 2009.
- SG&A expenses were reduced by $1.4 million. We will further streamline these costs in 2011.
- Gross profit from continuing operations increased 1.0% to 23.3%.
- Operating income increased to $5 million as compared to $1 million in 2009, showing excellent progress.
- Operating margin increased to 3.6% from 0.9% in 2009.
- CECO China delivered nearly 20% of our 2010 operating income and is positioned favorably for growth.
- International bookings increased from 19% in 2009 to 23.5% in 2010 and will continue to trend up.
- Bank debt was reduced to zero.
- Annual shop overhead has been reduced $2.2 million, with fewer facilities, assets and real estate obligations.
- Balance sheet is stronger with $5.8 million in cash and cash equivalents.

Our Focus

CECO is a leader in air pollution control equipment technologies. Our expertise in engineering industrial ventilation systems makes us the premier provider of integrated solutions for all global air pollution applications. We are well positioned for the renewable fuels, gasification and biomass markets. In addition, we are expanding operations in China, India and Brazil to maximize opportunities in those growing markets.

We believe the global air pollution control equipment and services sectors will grow as a result of increasing air quality regulations and climate change legislation. This will produce significant demand for CECO products over the long term.

We are excited about our future, our team, our strategy and our core focus. In 2011, CECO will strive to realize its vision to: 1) drive global growth, 2) achieve lean operational excellence, 3) improve operating margin, 4) ensure service and product quality, 5) develop our valued employees, 6) improve our global market coverage, and 7) provide safety leadership. As we continue to move our business forward, we plan to share with you our progress in these important areas.

In Summary

CECO has a stronger, leaner, more global, proven leadership team in place. Our portfolio of businesses is positioned optimally and running well. The markets we serve are gaining momentum and we are expanding globally. Given CECO's strength, growth and operational excellence, we believe we will create significant shareholder value as we execute on our vision and strategies.

Respectfully submitted,

Phillip DeZwirek
Chairman

Jeff Lang
Chief Executive Officer

2010 CECO Division Highlights

- Consolidated our manufacturing footprint by closing several facilities and streamlined our business.
- All divisions improved SG&A and gross margin focus.
- Expanded our global market sales coverage, aggressively focusing on China, India and Brazil.
- CECO Abatement received two orders totaling more than $6.5 million for ethanol facilities.
- Busch International received two orders from one steel industry customer totaling more than $5.0 million.
- Effox-Flextor received four orders totaling more than $3.8 million in the power and refining markets.
- Buell FCC received three orders, two greater than $2.5 million each and one order greater than $5.5 million, all for the refining market.
- Kirk & Blum Contracting Services received two orders for a design/build contract totaling more than $2.6 million from a chemical plant.
- Our global presence was expanded for the CECO companies of Effox-Flextor, Fisher-Klosterman and Buell with orders from Oman, Jordan, Saudi Arabia, India, China, Canada, Taiwan, Mexico, Mongolia, Brazil and Chile.

Building our Technology and Business Portfolio

CECO Environmental Corporation offers a comprehensive portfolio of air pollution control technologies that provides unique value and solutions to customers. In recent years, the company has acquired many world-class, complementary businesses that have expanded CECO's capabilities and market exposure. Our company has made exceptional progress integrating these businesses to strengthen its core. A few of our companies and their areas of specialization are listed below.

- ***Buell FCC*** *provides fluidized catalytic cracking cyclones for refineries worldwide. Global refinery capacity is expanding.*
- ***CECO Filters*** *provides fiber bed filters for the chemical processing industry. Its products are manufactured in the United States, India and China.*
- ***Effox-Flextor*** *provides dampers and expansion joints for a wide variety of industries, but specializes in equipment for the power industry.*
- ***Fisher-Klosterman*** *provides cyclones, scrubbers, and other air pollution control equipment, specializing in high-temperature and high-pressure processes, such as gasification.*
- ***Busch International*** *provides filtration and ventilation systems to capture emissions from molten metal handling, specializing in steel and aluminum rolling mills.*
- ***CECO Abatement*** *provides oxidizers for the treatment and abatement of organics, particulates, malodorous emissions and acid gases from industrial process facilities. The company also provides service and maintenance.*
- ***Kirk & Blum*** *Services is the manufacturing muscle behind many CECO projects, providing comprehensive fabrication, engineering and installation services.*
- ***KBD/Technic*** *"The Air Engineering Company" specializing exclusively in industrial ventilation engineering, air balancing, stack testing and energy management.*

ExxonMobil

Buell technology drives order for Saudi Refinery



Buell's superior technology and proven record resulted in a significant 2010 order for fluid catalytic cracking (FCC) regenerator cyclones at the Saudi Aramco Mobil Refining Company (SAMREF) in Saudi Arabia.

One of the key components for FCC, or "cat cracking," is the cyclones. The cat cracker must operate several years under extreme conditions between shut downs, so customers demand the highest standards for reliability. Buell cyclones have been used since the infancy of cat cracking in the 1940s. However, until recently, ExxonMobil technology favored other cyclone solutions. In 2008, Buell cyclones were used in a replacement project at ExxonMobil's Beaumont, Texas refinery. Following this project's success, word spread through the ExxonMobil engineering offices and in the summer of 2010, Buell was approached for the SAMREF project.

This project, which involved Foster-Wheeler Engineering Limited for project engineering and execution, is a major breakthrough for Buell, and the company looks forward to continued success with the world's leading refiners.

Matheson Tri-Gas

KBD/Technic and Kirk & Blum Contracting Services provide proven one-stop technical solution



For Matheson Tri-Gas, producer of specialty gases for the electronics, medical and industrial markets, worker protection during production is a key safety concern, due to the hazardous nature of the gases produced. KBD/Technic and Kirk & Blum provided product design, fabrication, installation, air balancing and on-going compliance audits for the design of the company's laminar flow work stations.

The work stations must comply with standards established by the National Fire Protection Association (NFPA) and the Compressed Gas Association (CGA), as well as the American Conference of Governmental Industrial Hygienists (ACGIH).

After the initial design by KBD/Technic, Kirk & Blum completed the fabrication and installation. The CECO Project Management Team's disciplined approach and strict adherence to all codes assured worker safety at every phase. CECO provides a true single source solution for applications like this that cannot be found in any other air pollution control provider in the U.S. or abroad.

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.20549

FORM 10-K

☒ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2010**

or

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

Commission File No. 0-7099

CECO ENVIRONMENTAL CORP.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	**13-2566064**
(State or Other Jurisdiction of Incorporation or Organization)	**(I.R.S. Employer Identification No.)**
4625 Red Bank Road Cincinnati, Ohio	**45227**
(Address of Principal Executive Offices)	**(Zip Code)**

(513) 458-2600
Registrant's Telephone Number, Including Area Code

Securities registered under Section 12(b) of the Act:

Title of Each Class	**Name of Each Exchange on Which Registered**
Common Stock, $0.01 par value per share	**The NASDAQ Stock Market LLC**

Securities registered under Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the exchange act. (check one)

Large Accelerated Filer ☐ Accelerated Filer ☐ Non-Accelerated Filer ☐ (Do not check if smaller reporting company) Smaller reporting company ☒

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Aggregate market value of common stock held by non-affiliates of Registrant computed based on the closing sale price as of the last business day of Registrant's most recently completed second fiscal quarter (June 30, 2010): $39,363,699. Assumes for this purpose that affiliates include officers, directors and each person known by the registrant to own 10% or more of the outstanding common stock. Exclusion of shares should not be construed to indicated that the holder of such shares possesses the power, direct or indirect, to direct or cause the direction of the management or policies of the registrant, or that such holder is controlled by or under common control with the registrant.

The number of shares outstanding of each of the issuer's classes of common equity, as of the latest practical date: 14,330,306 shares of common stock, par value $0.01 per share, as of March 1, 2011.

Documents Incorporated by Reference

Portions of the definitive Proxy Statement for the 2011 Annual Meeting of Shareholders, to be filed with the Securities and Exchange Commission no later than 120 days after the end of the fiscal year covered by this Form 10-K, are incorporated by reference into Part III.

FORM 10-K

TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact, including statements regarding industry prospects or future results of operations or financial position made in this Annual Report on Form 10-K are forward-looking. We use words such as believe, expect, anticipate, intends, estimate, forecast, project, should and similar expressions to identify forward-looking statements. Forward-looking statements are based on management's current expectations of our near-term results, based on current information available pertaining to us and are inherently uncertain. We wish to caution investors that any forward-looking statements made by or on our behalf are subject to uncertainties and other factors that could cause actual results to differ materially from such statements. These uncertainties and other risk factors include, but are not limited to: the affect of the unfavorable global, national and local economic conditions on our customers and our businesses, the changing political conditions in the United States and other countries, governmental laws and regulations surrounding various matters such as environmental remediation, contract pricing, international trading restrictions, customer product acceptance, and continued access to capital markets, and foreign currency risks. These risks and uncertainties, as well as other risks and uncertainties that could cause our actual results to differ significantly from management's expectations, are described in greater detail in Item 1A, "Risk Factors," which describes some, but not all, of the factors that could cause actual results to differ significantly from management's expectations. New factors emerge from time to time and it is not possible for management to predict all such factors, nor can it assess the impact of each such factor on the business or the extent to which any factor, or a combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We assume no obligation to update or revise any forward-looking statements made herein or any other forward-looking statements we make, whether as a result of new information, future events, or otherwise.

PART I

Item 1. ***Business***

General

CECO Environmental Corp. was incorporated in New York State in 1966 and reincorporated in Delaware in January 2002. We operate as a provider of air pollution control products and services through four principal product groups: our Contracting/Services Group, which produces air pollution control and industrial ventilation systems, our Engineered Equipment and Parts Group, which produces various types of air pollution control equipment, our Component Parts Group, which manufactures products used by us and other air pollution control companies and contractors, and our Engineering Group, which provides industrial ventilation engineering and source emission testing services. It is through combining the efforts of some or all of these groups that we are able to offer complete turnkey systems to our customers and leverage the operational efficiencies between our family of companies.

Unless the context indicates otherwise, the terms "CECO," "Company," "we," "us," and "our," as used herein refer to CECO Environmental Corp. and its subsidiaries.

Our business is characterized by the breadth and diversity of our product and service offerings, customer base, and end market applications. We market our products and services under multiple brands, including "Kirk & Blum," "kbd/Technic," "CECO Filters," "Busch International," "CECO Abatement Systems," "K&B Duct," "Effox," "Fisher-Klosterman," "Buell," "A.V.C.," "FKI," and "Flextor," to multiple end markets, a broad group of customers and for a wide range of applications.

We have created a family of companies, each playing a specialized role in the creation of clean air solutions. In December 1999, we acquired Kirk & Blum, one of the largest sheet metal fabricators in the country. This major acquisition significantly changed our focus and capabilities by transforming the Company from a manufacturing operation to a full-service product, engineering and design service provider of air pollution control solutions. We have built upon this end-to-end platform strategy by broadening our offerings through both acquisitions and the creation of new service offerings. Other important organizational developments include the following:

- Acquired the assets of Effox, Inc., ("Effox") a leading producer of dampers and expansion joints, in February 2007 to continue the execution of our "horizontal integration" strategy, broadening our exposure to the multibillion-dollar energy, power and utility markets.
- Acquired in February 2008, the assets of Fisher-Klosterman, Inc., ("FKI"), which produces air pollution and particulate recovery products in the fields of petroleum refinery, power production, petrochemicals, and manufacturing. The acquisition also expands our operations into China with FKI's 30,000 square foot facility in Shanghai, China.
- Acquired in August 2008, Flextor, Inc., ("Flextor"), of Montreal, Canada. Flextor, like Effox, is a producer of dampers and expansion joints. The addition of Flextor gives us a greater international presence in that market, especially in Latin America.
- Acquired in August 2008, the assets of A.V.C. Specialists, ("A.V.C."). A.V.C. produces replacement parts for electrostatic precipitators. Their primary markets are the refining and power industries. A.V.C.'s operations fit well as a division of FKI.

Competitive Strengths

Leading Market Position as a Complete Solution Provider. We believe we are the leading provider of complete turnkey solutions to the air pollution control and industrial ventilation industry and one of the largest and most diversified turnkey solutions providers in North America. The multibillion-dollar global air pollution control market is highly fragmented with numerous small and regional contracting firms separately supplying engineering services, fabrication, installation, testing and monitoring, products and spare parts. Through the vertical integration of our family of companies we offer our customers a complete end-to-end solution from engineering and project management services to procurement and fabrication to construction and installation to aftermarket support and sale of consumables, which allows them to avoid dealing with multiple vendors when managing projects.

Long standing experience and customer relationships in growing industry. We have serviced the environmental needs of the industrial workplace for over 100 years and we believe our extensive experience and expertise in providing a turnkey solution for the air pollution control and industrial ventilation industry further enhances our overall customer relationships and provides us a competitive advantage in our markets relative to other companies in the industry. We believe this is evidenced by our strong customer relationships with blue chip customers. We believe that no single competitor has the resources to offer a similar portfolio of product and service capabilities. Our family of companies offers the depth of a large organization while our lean organizational structure keeps us close to our customers and markets, allowing us to offer fast responses to each unique situation.

Global Diversification and Broad Customer Base. The global diversity of our operations and customer base provides us with multiple growth opportunities. As of December 31, 2010, we had a diversified customer base of more than 3,000 active customers across a range of industries. Our customers represent some of the largest aerospace, automotive, refining, chemical, foundry, ethanol, power and metals companies, including General Motors Corporation, The Procter & Gamble Company, Nissan Motor Co., Ltd., Houston Refining, Ecopetrol, Toyota North America, Inc., The Babcock & Wilcox Company, Alcoa, Inc., Valero, Alstom, Matheson Tri-Gas, Exxon, Allegheny Steel, and Vale. In addition, we believe that the diversity of our customers and end markets mitigates our risk of a potential fluctuation or downturn in demand from any individual industry or particular client. We believe we have the resources and capabilities to meet the operating needs of our customers as they upgrade and expand domestically as well as into new international markets. Once systems have been installed and a relationship has been established with the customer, we often win repetitive service and maintenance business as the customers' processes change and modifications or additions to systems become necessary.

Experienced Management and Engineering Team. Our senior management team has an average of approximately 23 years of experience in the air pollution control and industrial ventilation industry. In addition, in February 2010, we hired a new Chief Executive Officer, Jeff Lang, who has more than 30 years of executive operating management experience. The business experience of our management team creates a strong skill set for the successful execution of our strategy. Our senior management team is supported by a strong operating management team, which possesses extensive operational and managerial experience, averaging over 20 years of industry experience, most of which has been with CECO Environmental and our family of companies. Our workforce includes approximately 106 engineers, designers, and project managers whose significant specialized industry experience and technical expertise enables them to have a deep understanding of the solutions that will best suit the needs of our customers. The experience and stability of our management, operating and engineering team has been crucial to our growth, developing and maintaining customer relationships and increasing our market share.

Disciplined Acquisition Program with Successful Integration. We believe that we have demonstrated an ability to successfully acquire and integrate air pollution control and industrial ventilation companies with complementary product or service offerings into our family of companies. In February 2007, we acquired Effox, Inc., which has granted us access to the multi-billion dollar energy, power and utility markets. More recently, in February 2008, we acquired FKI, which we believe has given us expanded access to the petroleum and power industries and gives us a manufacturing presence in China. In August 2008, we acquired Flextor which added an international scope to Effox's business. In that same month we also acquired A.V.C., which added more parts capability to FKI. We believe that the breadth and diversity of our products and services and our ability to deliver a turnkey solution to various end markets provides us with multiple sources of stable growth and a competitive advantage relative to other players in the industry.

Industry Overview

We serve a large industry that has grown steadily over the last several years. The market for air pollution control and industrial ventilation products is a multi-billion dollar market that has grown rapidly and is highly fragmented. Today, more so than ever, people demand to live in a world of clean air and water and an environment that is free of industrial pollutants.

We believe demand for air pollution control and industrial ventilation products in the U.S. and globally has recently and will continue to be driven by several key factors:

- *Favorable Regulatory Environment.* The adoption of increasingly stringent environmental regulations in the U.S. and globally forces businesses to pay strict attention to environmental protection. Businesses and industries of all types—from aerospace, brick, cement, ceramics, and metalworking to ethanol, automobile, food, foundries, power plants, woodworking, printing, tobacco and pharmaceuticals—must comply with these various international, federal, state and local government environmental regulations or potentially face substantial fines or be forced to suspend production or alter their production processes. Regulations range from the air quality standards promulgated by the Environmental Protection Agency ("EPA") to Occupational Safety and Health Administrative Agency ("OSHA") standards regulating allowable contaminants in workplace environments.

  Increasingly stringent air quality standards and the need for improved industrial workplace environments are chief among the factors that drive our business. Some of the underlying federal legislation that affects air quality standards are the Clean Air Act of 1970 and the Occupational Safety and Health Act of 1970. The EPA and OSHA, as well as other state and local agencies, administer air quality standards. Industrial air quality has been improving through EPA mandated Maximum Achievable Control Technology standards and OSHA established Threshold Limit Values for more than 1,000 industrial contaminants. Any of these factors, individually or collectively, tend to cause increases in industrial capital spending that are not directly impacted by general economic conditions, expansion or capacity increases. Favorable conditions in the economy generally lead to plant expansions and the construction of new industrial sites. However, in a weak economy customers tend to lengthen the time from their initial inquiry to the purchase order or defer purchases.

- *Worldwide Industrialization.* Global trade has increased significantly over the last couple of years driven by growth in emerging markets, including China and India as well as other developing nations in Asia and Latin America. Furthermore, as a result of globalization, manufacturing that was historically performed domestically continues to migrate to lower cost countries. This movement of the manufacture of goods throughout the world increases demand for industrial ventilation products as new construction continues and we expect more rigorous environmental regulations will be introduced to create a cleaner and safer working environment and reduce environmental emissions as these economies evolve.

Recent Company Developments

During 2010, our operational efficiency and profitability improved significantly due to streamlining and consolidation of our facilities and reduced overhead expenses across all business units. Our Contracting/Services Group closed manufacturing facilities in Cincinnati, Ohio, Lexington, Kentucky and Indianapolis, Indiana and consolidated their operations into our remaining Contracting/Services Group locations at Louisville, Kentucky, Columbia, Tennessee and Greensboro, North Carolina which are now more fully utilized.

Additionally, we closed our GMD manufacturing facility, which is part of our Engineered Equipment and Parts Group, in Fort Worth Texas and we will maintain and manage the GMD product lines from our Fisher-Klosterman facility in Louisville, Kentucky.

Strategy and Vision

The core principles that drive our strategy and vision are: Significant Growth, Operational Excellence, Developing our Employees, Customer Service—Quality Excellence, Market Coverage, and Safety.

Our strategy utilizes all of our resource capabilities to help customers improve efficiencies and meet specific regulatory requirements within their business processes through optimal design and integration of turnkey contaminant and pollution control systems. Our engineering and design expertise in air quality management combined with our comprehensive suite of product and service offerings allow us to provide customers with a one-stop cost-effective solution to meet their integrated abatement needs. Key elements of our strategy include:

Expand Customer Base and Penetrate End Markets through Global Market Coverage. We constantly look for opportunities to penetrate new customers, geographic locations and end markets with existing products and services or acquired new product or service opportunities. For example, we have successfully expanded our sales to new customers and entered new end markets through the strategic acquisition of Effox in February 2007, the strategic acquisition of Flextor in August 2008 and the strategic acquisition of AVC in August 2008. Our strategic acquisition of Effox has allowed us to access the multibillion-dollar energy, power and utilities markets. The acquisition of Flextor in August 2008 further expanded Effox's business internationally. Our acquisition of FKI expanded our access to the petroleum and power markets and also provides us with a manufacturing facility in China, which experienced significant growth in revenues and operating income in 2010. The acquisition of A.V.C. added additional parts sales to FKI's business. We intend to continue to expand our sales force, customer base and end markets and have identified a number of attractive growth opportunities both domestically and abroad, including international projects in China, India, Latin America, Europe and the Middle East.

Develop Innovative Solutions. We intend to continue to leverage our engineering and manufacturing expertise and strong customer relationships to develop new customized products to address the identified needs of our customers or a particular end market. We thoroughly analyze new product opportunities by taking into account projected demand for the product or service, price point and expected operating costs, and only pursue those opportunities that we believe will contribute to earnings growth in the near-term. In addition, we continually improve our traditional technologies and adapt them to new industries and processes.

Maintain Strong Customer Focus. We enjoy a diversified customer base of more than 3,000 active customers as of December 31, 2010, across a broad base of industries, including aerospace, brick, cement, steel, ceramics, metalworking, ethanol, printing, paper, food, foundries, power plants, metal plating, refineries, wood working, chemicals, tobacco, glass, automotive and pharmaceuticals. We believe that there are multiple opportunities for us to expand our penetration of existing markets and customers.

Pursue Selective Acquisitions. We will continue to explore selective acquisition opportunities that:

- Further broaden the breadth of our product and service offering;
- Allow us to enter new end markets or strengthen our presence in an existing end market; and
- Extend our industry leadership position.
- Are accretive to earnings.

The air pollution control and industrial ventilation industry is highly fragmented, which may present acquisition opportunities, particularly companies that produce types of pollution control equipment that we do not currently manufacture or companies that have system expertise in a particular industry that we do not currently serve or feel that we under serve, or who, by integrating into our existing family of companies would make us a dominant player in that particular market. In short we are looking to expand into horizontal markets that will strategically broaden our product and service offering and gain access to new customers and end markets. We believe that there is an ongoing trend among customers to utilize fewer suppliers in order to simplify procurement, increase manufacturing efficiency and generally reduce costs. We believe our reputation as an established, reliable and responsible provider of complete turnkey solutions makes us an attractive acquirer.

Our ability to expand through acquisition is much stronger now due to a much improved balance sheet which reflects a significant reduction in our bank debt, a strong cash position and convertible debt that we believe will be converted to equity in the near future.

Products and Services

We believe that we are recognized as a leading provider in the air pollution control industry. We focus on engineering, designing, building, and installing systems that capture, clean and destroy airborne contaminants from industrial facilities as well as equipment that controls emissions from such facilities. We now market these turnkey pollution control services through all our companies with Kirk & Blum providing project management. With a diversified base of more than 3,000 active customers, we provide services to a myriad of industries including aerospace, brick, cement, steel, ceramics, metalworking, printing, paper, food, foundries, utilities, metal plating, woodworking, chemicals, glass, automotive, ethanol, pharmaceuticals, and refining. The table below illustrates how our family of companies are spread over this diversified customer base, providing a broad range of applications.

Divisions	Capabilities (products and services)	Typical Industries	Typical Applications
Contracting/Services			
KB Kirk & Blum	• Turnkey Design, Build, Install: - Dust Collectors - Oil Mist Collectors - Chip Conveyance Systems • Custom Sheet Metal	• Aerospace • Automotive • Food • Foundry • Glass • Primary Metals • Printing	• Collection: - Dust - Oil Mist - Fume Exhaust • Exhaust/Make-up Air • Paint/Finishing Booths • Pneumatic Conveying
Engineered Equipment and Parts			
CECO Abatement	• Regenerative Thermal Oxidation • Catalytic and Thermal Oxidation • Selective and Regenerative Catalytic Reduction	• Chemical Processing • Ethanol • Paint Booth Emissions • Wastewater Treatment • Wood Products • Asphalt	• High Efficiency Destruction: - Volatile Organic Compounds - Fumes - Industrial Odors
EFFOX FLEXTOR	• Design and manufacture: - Dampers - Expansion Joints • Aftermarket service	• Coal-Fired Power Plants • Chemical Processing • Refining • Metals • Wood Products	• Steam Heat Recovery • Flue Gas Desulphurization • Catalytic (NOx) Reduction

Divisions	Capabilities (products and services)	Typical Industries	Typical Applications
CECO CECO Filters	• Fiber-Bed Filter Mist Collectors • Catenary Grid and Narrow Gap Venturi Scrubbers • Replacement Filters • Repack Services	• Asphalt • Chemical • Fertilizer • Metals • Semiconductors	• Acid/Caustic Mist • Storage Tank Emissions • Lubricant Emissions • Nitric Acid • Platinum Recovery • Wet Bench Acid Mist
BUSCH	• Heavy Duty Air Handling and Conditioning • Fume Exhaust Systems • Air-Curtain Hoods • JET*STAR Strip/ Coil Coolers and Dryers	• Aluminum • Chemical • Paper • Power • Steel	• Rolling Mill Oil Mist Collection • Heavy Gauge Strip and Coil: - Coolers - Dryers • General Ventilation
SOLUTIONS TO POLLUTION	• Design, Manufacture and/or Install: - Industrial Cyclones - FCC Cyclones - Air Classifiers - Scrubbers - Venturi - Packed Bed - Multiple Purpose • Electrostatic Precipitators - New, Rebuilds, Conversions to Fabric Filtration and/or Parts and Service • Medial Filtration: - Baghouse Fabric Filters - Cartridge Collectors • Pneumatic Conveying and Industrial Ventilation	• Refineries • Utilities • Bio Fuels • Petrochemicals • Pharmaceutical • Forest Products • Manufacturing • Food	• Air Pollution Control • Product Recovery and Capture • Petroleum Refining • Catalyst Recovery • Manufactured Sand • Protection of Downstream Process and Pollution Control Equipment • Flyash Beneficiation
Component Parts			
KB KIRK & BLUM	• Component Parts for Industrial Air Systems	• Industrial Sheet Metal Contractors	• Industrial Ventilation Systems

Divisions	Capabilities (products and services)	Typical Industries	Typical Applications
K&B DUCT	• Clamp-Together Componentized Ducting Systems	• Industrial Sheet Metal Contractors • Chemical • Food • Furniture • Metals • Pharmaceuticals	• Capture in Moderately Abrasive Environments - Dust Particles - Fumes - Oil Mist
Engineering			
KBD TECHNIC	• Air Flow and Contaminant Engineering and Design • Ventilation System Testing and Balancing • Emission Testing for Regulatory Compliance	• Automotive • Food • Furniture • Glass • Metals • Plastics • Smelters	• Emission Testing and Compliance • Systems Analysis • Industrial Ventilation: - Engineering - Design

Contracting/Services Group

Our Contracting/Services Group is comprised of the contracting and services operations of our Kirk & Blum divisions. Under the Kirk & Blum trade name we have four principal lines of business. All have evolved from the original air pollution systems business (contracting, fabricating, parts and clamp-together duct systems). The largest line, with three strategic locations throughout the Midwest and Southeast United States, is air pollution control systems and industrial ventilation. These systems, primarily sold on a turnkey basis, include oil mist collection, dust collection, industrial exhaust, chip collection, make-up air, as well as automotive spray booth systems, industrial and process piping, and other industrial sheet metal work. We provide a cost effective engineered solution to in-plant process problems in order to control airborne pollutants. Representative customers include General Electric Company, General Motors Corporation, The Procter & Gamble Company, Nissan Motor Co., Ltd., Honda Motor Co., Inc., Toyota Motor North America, Inc., The Boeing Company, Lafarge, Corning Incorporated, RR Donnelley, and Alcoa Inc. North America is the principal market served. We have, at times, supplied equipment and engineering services in certain global markets. We have completed several major contracts in Mexico as well as projects in China.

We provide custom metal fabrication services at our Kirk & Blum Columbia Tennessee, Louisville Kentucky and Greensboro North Carolina locations. These facilities are used to fabricate parts, subassemblies, and customized products for air pollution and non-air pollution applications from sheet, plate, and structurals and perform a considerable amount of the fabrication for CECO Filters, Busch International and CECO Abatement. We have developed significant expertise in custom sheet metal fabrication. As a result, these facilities give us flexible production capacity to meet project schedules and cost targets in air pollution control projects while generating additional fabrication revenue in support of non-air pollution control industries. Kirk & Blum is the custom fabricator of product components for many companies located in the Midwest choosing to outsource their manufacturing. Occasionally, we will market custom fabrication services under a long-term sales agreement.

Engineered Equipment and Parts Group

Our Engineered Equipment and Parts Group is comprised of CECO Filters, Busch International, CECO Abatement, Effox, FKI, Flextor and A.V.C. We added the CECO Abatement Systems division in 2001 to extend our penetration into the thermal oxidation market. We enable our customers to meet BACT requirements and compliance targets for fumes, volatile organic compounds, process, and industrial odors. Our services eliminate toxic emission fumes and volatile organic compounds from large-scale industrial processes. We have a presence in the chemical processing, ethanol, paint booth emissions, wastewater treatment, and wood products industries.

We acquired the assets of Effox in Cincinnati, Ohio in February 2007, to continue the execution of our horizontal integration strategy. This acquisition broadens our exposure to the multibillion dollar electric power generation market, coal and gas, and the ethanol, metals and mineral products markets. We provide dampers and expansion joints for flue gas and process air systems with emphasis on steam heat recovery, flue gas desulphurization, and catalytic (NOx) reduction. For existing systems, Effox provides rebuilding and repair services, including basic design modification. Flextor, which was acquired in 2008, is quite similar to Effox but its business is more international with an emphasis on Latin America.

In February 2008, we acquired the assets of FKI, to further expand our access to the petrochemical, petroleum and power markets. FKI produces cyclones, classifiers, electrostatic precipitator parts and service, air filtration equipment and scrubbers. A.V.C., acquired in August 2008, added to FKI's parts business.

Our fiber bed filter technology is marketed under the CECO Filters trade name directly to customers. The principal functions of the filters are (a) the removal of damaging mists and particles (e.g., in process operations that could cause downstream corrosion and damage to equipment), (b) the removal of pollutants, and (c) the recovery of valuable materials for reuse. The filters are also used to collect fine insoluble particulates. Major users are chemical and electronics industries, manufacturers of various acids, vegetable and animal based cooking oils, textile products, alkalies, chlorine, papers, asphalt and pharmaceutical products. In February 2004, we established CECO Filters India Pvt. Ltd. in Chennai, India to market filtering equipment under the CECO Filters trade name to extend our penetration into Asia. We manufacture fiber beds in Philadelphia, India, and in China.

We design and build air handling equipment and systems for filtering, cooling, heating, and capture of emissions in the metal industries under the Busch International name. Our fume exhaust systems with industry recognized hood designs provide high efficiency control of oil mist and fumes, removing liquid particles and vapor phase emissions from rolling mill, machining, and other oil mist generating processes. We also provide systems for corrosion protection, fugitive emissions control, evaporative cooling, and other ventilation and air handling applications. We also market a strip cooler under the JET*STAR name that is designed to cool metal strip coatings even at high strip speeds. This engineered equipment is globally marketed to the steel and aluminum industries.

Component Parts Group

We market component parts for industrial air systems to contractors, distributors and dealers throughout the United States under the Kirk & Blum Parts division. In 2001, we started the K&B Duct product line to provide a cost effective alternative to traditional duct. Primary users for this product line are those that generate dry particulate such as furniture manufacturers, metal fabricators, and any other users desiring flexibility in a duct system. Customers include end users, contractors, and dealers.

Engineering Group

Our Engineering Group is marketed under the kbd/Technic trade name to provide engineering services directly to customers. We routinely conduct stack tests for compliance demonstrations and provide customers with engineering evaluations of process or pollution control equipment. Our testing capabilities include the measurement of particulate emissions and particle size distribution including PM-10, sulfur oxides, nitrogen oxides, volatile organic compounds (VOCs), metals, and acid gases. Our industrial ventilation system designs enable reduced construction, operating, and maintenance costs by optimizing airflow. Representative customers include General Motors Corporation, Ford Motor Company, Toyota Motor North America, Inc., The Quaker Oats Company, Nissan Motor Co., Ltd. and Honda Motor Co., Inc.

Project Design and Development

We focus our development efforts on designing and introducing new and improved approaches and methodologies which produce for our customers better system performance and often improve customer process performance. For example, the patented JET*STAR strip cooler produced by Busch International routinely allows customers to increase the speed of galvanizing lines, thus enhancing productivity, while at the same time increasing product quality by, through the use of the cooling air, holding the strip more stable as the zinc coating cools. We produce specialized products, which are often tailored to the specifications of a customer or application. We continually collaborate with our customers to develop the proper solution and ensure customer satisfaction. During 2010 and 2009, costs expended in development were not significant. Such costs are generally included as factors in determining pricing.

We also specialize in the design, fabrication and installation of turnkey ventilation systems and processes. The project development cycle may follow many different paths depending on the specifics of the job and end market. The process normally takes between one and six months from concept and design to production, which may vary significantly depending on developments that occur during the process, including among others, the emergence of new environmental demands, changes in design specifications and ability to obtain necessary approvals.

Sales, Marketing and Support

Our selling strategy is to provide a solutions-based approach for controlling industrial airborne contaminants by being a single source provider of industrial ventilation and air-pollution control products and services. This involves horizontally expanding our scope of products and services through selective acquisitions and the formation of new business units that are then vertically integrated into our growing family of turnkey system providers. We believe this provides a discernable competitive advantage. We execute this strategy by utilizing our portfolio of in-house technologies and those of third party equipment suppliers. Many of these have been long standing relationships, which have evolved from pure supplier roles to value-added business partnerships. This enables us to leverage existing business with selective alliances of suppliers and application specific engineering expertise. Our products primarily compete on the basis of price, performance, speed of delivery, quality, customer support and single source responsibility. Our value proposition to customers is to provide competitively priced, customized turnkey solutions. Our combined industry-specific knowledge base, accompanied by our product and service offerings, provides valuable synergies for design innovation.

We sell and market our products and services with our own direct workforce in conjunction with outside sales representatives in the U.S., Mexico, Canada, Asia, Europe and South America. We have direct employees in India, Mexico, China and South America. We intend to expand our sales and support capabilities and our network of outside sales representatives in key regions domestically and internationally.

Much of our marketing effort consists of individual visits to customers, dissemination of sales and advertising materials, such as product announcements, brochures, magazine articles, advertisements and cover or article features in trade journals and other publications. We also participate in public relations and promotional events, including industry tradeshows and technical conferences. We maintain an internal marketing organization that is responsible for these initiatives.

Our customer service organization or sales force provides our customers with technical assistance, use and maintenance information as well as other key information regarding their purchase. We also actively provide our customers with access to key information regarding changes in environment regulations and potentially pending changes as well as new product or service developments. We believe that maintaining a close relationship with our customers and providing them with the support they request improves their level of satisfaction and enables us to foresee their potential future product needs or service demands. Moreover, it leads to sales of annual service and support contracts as well as consumables. Our website also provides our customers with online tools and technical resources.

Quality Assurance

In engineered systems, quality is defined as system performance. We carefully review with our customers, before the contract is signed, the level of contaminant capture required and the efficiency of the equipment that will remove the contaminant from the air stream prior to it being exhausted to the atmosphere. We then review these same parameters internally to assure that guarantees will be met. Standard project management and production management tools are used to ensure that all work is done to specification, that project schedules are met, and that the system is started up in the proper manner. Equipment is tested at the site to ensure it is functioning properly. Every fiber bed filter we build is tested at the factory, whether built in China, India or the US. Historically, warranty expense is very low.

Customers

We are not dependent upon any single customer, with no customer comprising 10% or more of our consolidated revenues for 2010 or 2009 and we do not believe that the loss of any of our customers would have a material adverse effect on us and our subsidiaries, taken as a whole.

Suppliers and Subcontractors

We purchase our angle iron and sheet plate products from a variety of sources. When possible, we secure these materials from steel mills. Other materials are purchased from a variety of steel service centers. Steel prices have been volatile but we typically mitigate the risk of higher prices by including a "surcharge" on our standard products. On contract work, we mitigate the risk of higher prices by including the current price in our estimate.

We purchase chemical grade fiberglass as needed from Johns Manville Corporation, which we believe is the only domestic supplier of such fiberglass.

We have a good relationship with all our suppliers and do not anticipate any difficulty in continuing to receive such items on terms acceptable to us. We have not experienced difficulty in procuring a sufficient supply of materials in the past. We typically agree to billing terms with our suppliers ranging from net 30 to 45 days. To the extent that our current suppliers are unable or unwilling to continue to supply us with materials, we believe that we would be able to obtain such materials from other suppliers on acceptable terms.

Typically on turnkey projects we subcontract such things as electrical work, concrete work, controls, conveyors, insulation, etc. We use subcontractors with whom we have good working relationships and review each project, both at the beginning and on an ongoing basis, to ensure that all work is being done according to our specifications. Subcontractors are generally paid on a "pay when paid" basis.

Backlog

Backlog is a representation of the amount of revenue expected from complete performance of uncompleted signed firm fixed-price contracts that have not been completed for products and services we expect to substantially deliver within the next 12 months. Our customers may have the right to cancel a given order, although historically cancellations have been rare. Backlog from continuing operations was approximately $54.3 million and $66.5 million at the end of the fiscal years 2010 and 2009, respectively. Substantially all 2009 backlog was completed in 2010. Approximately 90% of the 2010 backlog is expected to be completed in 2011. Backlog is not defined by generally accepted accounting principles and our methodology for calculating backlog may not be consistent with methodologies used by other companies.

Competition

We believe that there are no singly dominant companies in the industrial ventilation and air pollution control markets in which we participate. These markets are fragmented with numerous smaller and regional participants. Due to the size and shipping weight of many of our projects, localized manufacturing/fabrication capabilities is very important to our customers. As a result, competition varies widely by region and industry. The market for our products is highly competitive and is characterized by technological change, continuously changing environment regulations and evolving customer requirements. We believe that the principle competitive factors in our markets include:

- Breadth and diversity of product offerings;
- Ability to design standard and custom products that meet customers' needs;
- Ability to provide a reliable solution in a timely manner;
- Quality customer service and support; and
- Financial and operational stability, including reputation.

We believe we compete favorably with respect to these factors.

Seasonality

Our business is subject to seasonal fluctuations. The fourth quarter of our fiscal year, which ends December 31, is typically our strongest quarter. This is due to a combination of factors. First, many of our customers attempt to complete major capital improvement projects before the end of the calendar year. Also, many customers shut down over the Christmas holidays to perform maintenance services on their facilities. These factors create increased demand for our products and services during this period.

Conversely, the first quarter of our calendar fiscal year is typically our weakest quarter. This is caused to some extent by winter weather constraints on outside construction activity but also by the seasonality of capital improvement projects as discussed relating to the fourth quarter.

Government Regulations

We believe our operations are in material compliance with applicable environmental laws and regulations. We believe that changes in environmental laws and regulations will not have a material adverse effect on our operations. Given the nature of our business, such changes create opportunity.

We are also subject to the requirements of OSHA and comparable state statutes. We believe we are in material compliance with OSHA and state requirements, including general industry standards, record keeping requirements and monitoring of occupational exposures. In general, we expect to increase our expenditures to comply with stricter industry and regulatory safety standards such as those described above. Although such expenditures cannot be accurately estimated at this time, we do not believe that they will have future material adverse effect on our financial position, results of operations or cash flows.

Intellectual Property

Our business has historically relied on technical know-how and experience rather than patented technology. We hold three patents that relate to the Busch International JET* STAR systems. We hold a US patent for our N-SERT and X-SERT prefilters and for our Cantenary Grid scrubber. We also hold a US patent for a fluoropolymer fiber bed for a mist eliminator, a US patent for a fluted filter, and a US patent for a multiple in-duct filter system. We do not view our patents to be material to our business.

Financial Information about Geographic Areas

For 2010 and 2009, sales from continuing operations to customers outside the United States, including export sales, accounted for approximately 19% and 12% respectively, of consolidated net sales. Sales were made in 29 countries in 2010. The largest portion of these sales was destined for Canada. Generally, sales are denominated in U.S. dollars.

In March 2008, we acquired Fisher-Klosterman, Inc. which leases a 40,000 square foot facility in Shanghai, China and in August 2008 we acquired Flextor Inc. which at that time, leased a 15,000 square foot facility in Montreal, Canada. That production facility is now scheduled to be closed in April of 2011 and a smaller sales and technical services office will be leased.

We currently are not materially reliant on any one of our foreign operations. We anticipate that our sales to customers outside of the United States will continue to rise.

Employees

We had 552 full-time employees and 4 part-time employees as of December 31, 2010. The facilities acquired with the acquisition of Kirk & Blum are unionized except for selling, engineering, design, administrative and operating management personnel. None of our other employees are subject to a collective bargaining agreement. We consider our relationship with our employees to be satisfactory. In total, as of December 31, 2010 approximately 194 employees were represented by international or independent labor unions under various union contracts that expire at various intervals.

Executive Officers of Registrant

The following are the executive officers of the Company as of March 1, 2011. The terms of all officers expire at the next annual meeting of the board of directors and upon the election of the successors of such officers. The ages given are as of March 1, 2011.

Name	Age	Position with CECO
Phillip DeZwirek	73	Chairman of the Board of Directors
Jeffrey Lang	54	Chief Executive Officer, Director
Dennis W. Blazer	63	Vice President-Finance and Administration; Chief Financial Officer; Assistant Secretary
Jason DeZwirek	40	Secretary; Director

Phillip DeZwirek became a director and the Chairman of the Board in August 1979. Mr. DeZwirek also served as Chief Executive Officer from August 1979 through February 15, 2010. Mr. DeZwirek also serves as a member of the boards of directors of the Company's subsidiaries. In addition to serving as our Chairman, Mr. DeZwirek's principal occupations during the past five years have been serving as President of Icarus Investment Corp., an Ontario corporation ("Icarus") (since 1990) and a director and the Chairman, Chief Executive Officer and Treasurer of API Electronics Group, Corp. (from May 2002 through January 2011) and a director and the Chairman of its parent, API Technologies Corp. (from November 2006 through January 2011), a publicly traded company (OTCBB:ATNY) that is a prime contractor in electronics, highly engineered systems, secure communications and electronic components and sub-systems for the defense and aerospace industries. Mr. DeZwirek is also involved in private investment activities. Mr. DeZwirek is the father of Mr. Jason DeZwirek.

Jeffrey Lang has served as our Chief Executive Officer since February 15, 2010 and as a director since May 20, 2010. Prior to joining the Company, Mr. Lang was the Executive Vice President, Operating Officer of McJunkin Red Man Corporation, a Goldman Sachs Capital Partners portfolio company, from 2007 to 2009, a $4.5 billion distributor of pipes, valves and fittings and related services serving the petrochemical, petroleum refining, pulp and paper, oil industry and utilities. He was the Senior Vice President and Operating Officer of Red Man Pipe and Supply Company from 2006 to 2007, a $1.8 billion pipe distribution company, which merged with McJunkin Corporation to form McJunkin Red Man Corporation. Mr. Lang was employed by Ingersoll Rand Company, a global industrial company, for twenty-five years from 1980 to 2005. He started out as a sales engineer in 1980, became a Sales and Service Branch Manager in 1985, the Southeast U. S. Area Manager, Air Solutions in 1995, and by 1999 was the Director and General Manager, North American Distributor Division and from 2002 to 2005 served as the Director and General Manager, North American industrial Air Solutions, reporting directly to the President of the Air Solutions Group.

Dennis W. Blazer became the Chief Financial Officer and the Vice President-Finance and Administration of the Company on December 13, 2004. From 2003 to 2004, Mr. Blazer served as a financial consultant to GTECH Corporation, a leading global information technology corporation. From 1998 to 2003, he served as the Chief Financial Officer of Interlott Technologies, Inc., which stock traded on the American Stock Exchange and which was a worldwide provider of vending technologies for the lottery industry prior to its acquisition by GTECH Corporation in 2003. From 1973 to 1998, Mr. Blazer also served in varying capacities leading up to the position of Vice President of Finance and Administration for The Plastic Moldings Corporation, a custom manufacturer of precision molded plastic components. Mr. Blazer is a Certified Public Accountant.

Jason DeZwirek became a director of the Company in February 1994. He became Secretary of the Company on February 20, 1998. He also serves as a member of the boards of directors of the Company's subsidiaries. He was the founder (1999), Chairman and CEO of Kaboose, Inc., which was listed on the Toronto Stock Exchange and was the largest independent family focused online media company in the world. Kaboose Inc. was sold to Disney and Barclays Private Equity in 2009. Mr. DeZwirek also previously served as a director and the Secretary of API Technologies Corp., a publicly traded company engaged in the manufacture of electronic components and systems for the defense and communications industries from November 2006 through January 2011.
Mr. DeZwirek is and has also been involved in private investments activities.

Item 1A. *Risk Factors*

An investment in our securities involves a high degree of risk. You should carefully consider the risk factors described below, together with the other information included in this Annual Report on Form 10-K before you decide to invest in our securities. The risks described below are the material risks of which we are currently aware; however, they may not be the only risks that we may face. Additional risks and uncertainties not currently known to us or that we currently view as immaterial may also impair our business. If any of these risks develop into actual events, it could materially and adversely affect our business, financial condition, results of operations and cash flows, the trading price of your shares could decline and you may lose all or part of your investment.

Risks Related to Our Business and Industry

Over the past few years, global economic conditions have created turmoil in the credit and general industrial markets that had an adverse impact on our operations. If these economic conditions persist, they could continue to have an adverse impact on our business.

Our financial performance depends, in large part, on varying conditions in the markets that we serve, particularly the general industrial markets. Demand in these markets fluctuates in response to overall economic conditions, although the replacement nature of our products helps mitigate the effects of these changes. The prior year's weakened economy resulted in decreased demand for our services, and the current economic uncertainties may cause our customers or prospective customers to continue to defer or reduce spending on the air pollution control products and services that we provide, which could reduce future earnings and cash flow.

Furthermore, the current economic climate may cause some of our customers or vendors to reduce or discontinue operations, which may adversely affect our operations. If, as a result of adverse economic conditions, one or more of our customers enter bankruptcy or liquidate their operations, our revenues and accounts receivable could be materially adversely affected.

If the current economic conditions persist or deteriorate, they could also have a significant adverse impact on our operations by:

- Decreasing our customers' demand for or ability to pay for capital improvements;
- Adversely affecting our customers' ability to obtain credit to fund operations, which in turn would affect their ability to timely make payments on our contracts;
- Increasing our interest expense and, unless these conditions abate, making it more difficult for us to refinance or extend our credit facility with Fifth Third Bank (the "Bank Facility") at its maturity on April 1, 2013; and
- Limiting our ability to expand through acquisitions due to the tightening of the credit markets.
- Increasing the possibility that we may incur losses in the future.

Changes in current environmental legislation could have an adverse impact on the sale of our environmental control systems and products and on our operating results.

Our environmental systems business is primarily driven by capital spending by our customers to comply with laws and regulations governing the discharge of pollutants into the environment or otherwise relating to the protection of the environment or human health. These laws include U.S. federal statutes such as the Resource Conservation and Recovery Act of 1976, the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, the Clean Water Act, the Clean Air Act, the Clean Air Interstate Rule, and the regulations implementing these statutes, as well as similar laws and regulations at state and local levels and in other countries. These U.S. laws and regulations may change and other countries may not adopt similar laws and regulations. Our business may be adversely impacted to the extent that environmental regulations are repealed, amended, implementation dates delayed, or to the extent that regulatory authorities reduce enforcement.

Our dependence upon fixed-price contracts could adversely affect our operating results.

The majority of our projects are currently performed on a fixed-price basis. Under a fixed-price contract, we agree on the price that we will receive for the entire project, based upon a defined scope, which includes specific assumptions and project criteria. If our estimates of our own costs to complete the project are below the actual costs that we may incur, our margins will decrease, and we may incur a loss. The revenue, cost and gross profit realized on a fixed-price contract will often vary from the estimated amounts because of unforeseen conditions or changes in job conditions and variations in labor and equipment productivity over the term of the contract. If we are unsuccessful in mitigating these risks, we may realize gross profits that are different from those originally estimated and incur reduced profitability or losses on projects. Depending on the size of a project, these variations from estimated contract performance could have a significant effect on our operating results for any quarter or year. In general, turnkey contracts to be performed on a fixed-price basis involve an increased risk of significant variations. This is a result of the long-term nature of these contracts and the inherent difficulties in estimating costs and of the interrelationship of the integrated services to be provided under these contracts whereby unanticipated costs or delays in performing part of the contract can have compounding effects by increasing costs of performing other parts of the contract.

If actual costs for our projects with fixed-price contracts exceed our original estimates, our profits will be reduced or we may suffer losses.

The majority of our contracts are fixed-priced contracts. Although we benefit from cost savings, we have limited ability to recover cost overruns. Because of the large scale and long-term nature of our contracts, unanticipated cost increases may occur as a result of several factors, including:

- Increases in cost or shortages of components, materials or labor;
- Unanticipated technical problems;
- Required project modifications not initiated by the customer; and
- Suppliers' or subcontractors' failure to perform.

Any of these factors could delay delivery of our products. Our contracts often provide for liquidated damages in the case of late delivery. Unanticipated costs that we cannot pass on to our customers, for example the increases in steel prices or the payment of liquidated damages under fixed contracts, would negatively impact our profits.

We have indebtedness, which may adversely affect our ability to operate our business, remain in compliance with debt covenants, make payments on our debt and limit our growth.

As of March 1, 2011, the aggregate amount of our convertible debt was $10.6 million and we had no outstanding indebtedness under the Bank Facility. Our convertible debt is convertible at $4.00 per share at any time at the election of the holder and because the current stock price exceeds that threshold, we anticipate that at least portions of this debt will be converted to equity. If we incur additional debt in the future, any outstanding indebtedness could have important consequences for investors, including the following:

- it may be more difficult for us to satisfy our obligations with respect to our Bank Facility and subordinated debt, and any failure to comply with the obligations of any of the agreements governing such indebtedness, including financial and other restrictive covenants, could result in an event of default under such agreements;
- the covenants contained in our debt agreements limit our ability to borrow money in the future for acquisitions, capital expenditures or to meet our operating expenses or other general corporate obligations;
- the amount of our interest expense may increase because certain of our borrowings are at variable rates of interest, which, if interest rates increase, could result in higher interest expense;

- we may need to use a portion of our cash flows to pay principal and interest on our debt, which will reduce the amount of money we have for operations, working capital, capital expenditures, expansion, acquisitions or general corporate or other business activities;
- we may have a higher level of debt than some of our competitors, which could put us at a competitive disadvantage;
- we may be more vulnerable to economic downturns and adverse developments in our industry or the economy in general; and
- our debt level could limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate.

Our ability to meet our expenses and debt obligations will depend on our future performance, which will be affected by financial, business, economic, regulatory and other factors. We will not be able to control many of these factors, such as economic conditions and governmental regulation. We cannot be certain that our earnings will be sufficient to allow us to pay the principal and interest on our existing or future debt and meet our other obligations. If we do not have enough money to service our existing or future debt, we may be required to refinance all or part of our existing or future debt, sell assets, borrow more money or raise equity. We may not be able to refinance our existing or future debt, sell assets, borrow more money or raise equity on terms acceptable to us, if at all.

Our ability to obtain financing for future growth opportunities may be limited.

Our ability to execute our growth strategies may be limited by our ability to secure and retain additional financing at terms reasonably acceptable to us or at all. Some of our competitors are larger companies that may have better access to capital and therefore may have a competitive advantage over us should our access to capital be limited.

Our inability to deliver our backlog on time could affect our future sales and profitability, and our relationships with our customers.

Our backlog from continuing operations has declined from approximately $66.5 million at December 31, 2009 to approximately $54.3 million at December 31, 2010. Our ability to meet customer delivery schedules for our backlog is dependent on a number of factors including, but not limited to, access to the raw materials required for production, an adequately trained and capable workforce, project engineering expertise for certain large projects, sufficient manufacturing plant capacity and appropriate planning and scheduling of manufacturing resources. Our failure to deliver in accordance with customer expectations may result in damage to existing customer relationships and result in the loss of future business. Failure to deliver backlog in accordance with expectations could negatively impact our financial performance and cause adverse changes in the market price of our common stock.

Since our financial performance is seasonal, current results are not necessarily indicative of future results.

Our operating results may fluctuate significantly due to the seasonality of our business and these fluctuations make it more difficult for us to predict accurately in a timely manner factors that may have a negative impact on our business. The fourth quarter of our fiscal year, which ends December 31, is typically our strongest quarter. For example, many of our customers attempt to complete major capital improvement projects before the end of the calendar year. In addition, many customers shut down over the Christmas holidays to perform maintenance services on their facilities. These factors create increased demand for our products and services during this period.

Conversely, the first quarter of our fiscal year is typically our weakest quarter. This is caused to some extent by winter weather constraints on outside construction activity but also by the seasonality of capital improvement projects as discussed relating to the fourth quarter. Accordingly, results for any one quarter are not necessarily indicative of results to be expected for any other quarter or for any year.

Our financial performance may vary significantly from period to period, making it difficult to estimate future revenue.

Our annual revenues and earnings have varied in the past and are likely to vary in the future. Our contracts generally stipulate customer specific delivery terms and may have contract cycles of a year or more, which subjects these contracts to many factors beyond our control. In addition, contracts that are significantly larger in size than our typical contracts tend to intensify their impact on our annual operating results. Furthermore, as a significant portion of our operating costs are fixed, an unanticipated decrease in our revenues, a delay or cancellation of orders in backlog, or a decrease in the demand for our products, may have a significant impact on our annual operating results. Therefore, our annual operating results may be subject to significant variations and our operating performance in one period may not be indicative of our future performance.

Percentage-of-completion method of accounting for contract revenue may result in material adjustments that would adversely affect our operating results.

We recognize contract revenue using the percentage-of-completion method on all fixed price contracts over $50,000. Under this method, estimated contract revenue is accrued based generally on the percentage that costs to date bear to total estimated costs. Estimated contract losses are recognized in full when determined. Accordingly, contract revenue and total cost estimates are reviewed and revised periodically as the work progresses and as change orders are approved, and adjustments based upon the percentage-of-completion are reflected in contract revenue in the period when these estimates are revised. These estimates are based on management's reasonable assumptions and our historical experience, and are only estimates. Variation of actual results from these assumptions, which are outside the control of management or our historical experience, could be material. To the extent that these adjustments result in an increase, a reduction or an elimination of previously reported contract revenue, we would recognize a credit or a charge against current earnings, which could be material.

A significant portion of our accounts receivable are related to larger contracts, which increases our exposure to credit risk.

We closely monitor the credit worthiness of our customers. Significant portions of our sales are to customers who place large orders for custom products and whose activities are related to the power and oil/gas industries. As a result, our exposure to credit risk is affected to some degree by conditions within these industries and governmental and/or political conditions. If any of these customers enter bankruptcy or liquidation it may have a material adverse affect on our revenues and accounts receivable. We frequently attempt to reduce our exposure to credit risk by requiring progress payments and letters of credit. However, the current economic crisis and other unanticipated events that affect our customers could have a materially adverse impact on our operating results.

Changes in billing terms can increase our exposure to working capital and credit risk.

Our products are generally sold under contracts that allow us to either bill upon the completion of certain agreed upon milestones, or upon actual shipment of the product. We attempt to negotiate progress-billing milestones on all large contracts to help us manage the working capital and credit risk associated with these large contracts. Consequently, shifts in the billing terms of the contracts in our backlog from period to period can increase our requirement for working capital and can increase our exposure to credit risk.

Customers may cancel or delay projects. As a result, our backlog may not be indicative of our future revenue.

Customers may cancel or delay projects for reasons beyond our control, including due to current economic conditions. Our orders normally contain cancellation provisions which permit us to recover our costs, and, for most contracts, a portion of our anticipated profit in the event a customer cancels an order. If a customer elects to cancel an order, we may not realize the full amount of revenues included in our backlog. If projects are delayed, the timing of our revenues could be affected and projects may remain in our backlog for extended periods of time. Revenue recognition occurs over long periods of time and is subject to unanticipated delays. If we receive relatively large orders in any given quarter, fluctuations in the levels of our quarterly backlog can result because the backlog in that quarter may reach levels that may not be sustained in subsequent quarters. As a result, our backlog may not be indicative of our future revenues. With rare exceptions, we are not issued contracts until a customer is ready to start work on a project. Thus, it is our experience that the only relation between the length of a project and the possibility that a project may be cancelled is simply the fact that there is more time involved. In a year- long project there is more time for the customer to have some business downturn causing it to cancel than there is in a three-month project.

Our gross margins are affected by shifts in our product mix.

Certain of our products have higher gross profit margins than others. Consequently, changes in the product mix of our sales from quarter-to-quarter or from year-to-year can have a significant impact on our reported gross profit margins. For example, in the fourth quarter of 2010, we experienced an increase in gross margin as a percent of net sales due to a change in product mix. Certain of our products also have a much higher internally manufactured cost component. Therefore, changes from quarter-to-quarter or from year-to-year can have a significant impact on our reported gross margins. In addition, contracts with a higher percentage of subcontracted work or equipment purchases may result in lower gross profit margins.

If our goodwill or intangibles becomes impaired, we may be required to recognize charges that would reduce our net income or increase our net loss.

As of December 31, 2010, goodwill and intangibles represented approximately $18.9 million, or 25.3% of our total assets. Goodwill and indefinite lived intangible assets are no longer amortized, but instead are subject to impairment evaluation based on related estimated fair values, with such testing to be done at least annually. In 2009, we wrote down goodwill by $17.1 million as described in Note 7 of our financial statements included in this Form 10-K. Major factors that influence our analyses are our estimates for future revenue and expenses associated with the reporting units. This is the most sensitive of our estimates related to our fair value calculations. Other factors considered in our fair value calculations include assumptions as to the business climate, industry and economic conditions. These assumptions are subjective and different estimates could have a significant impact on the results of our analyses. While management, based on current forecasts and outlooks, believes that the assumptions and estimates are reasonable, we can make no assurances that future actual operating results will be realized as planned and that there will not be material impairment charges as a result. In particular, a prolonged continuation of the current economic slump could continue to have a material adverse impact on our customers thereby forcing them to reduce or curtail doing business with us and such a result may materially affect the amount of cash flow generated by our future operations. Any write-down of goodwill or intangible assets resulting from future periodic evaluations would, as applicable, either decrease our net income or increase our net loss and those decreases or increases could be material.

We face significant competition in the markets we serve.

The industries in which we compete are all highly competitive and highly fragmented. We compete against a number of local, regional and national contractors and manufacturers in each of our product or service lines, many of which have been in existence longer than us and some of which have substantially greater financial resources than we do. Our products primarily compete on the basis of price, performance, speed of delivery, quality, customer support and single source responsibility. We believe new entrants that are large corporations may be able to compete with us on the basis of price and as a result may have a material adverse affect on the results of our operations. In addition, we cannot assure you that other companies will not develop new or enhanced products that are either more effective than ours or would render our products non-competitive or obsolete. Any failure by us to compete effectively in the markets we serve could have a material adverse effect on our business, results of operations and financial condition.

Increasing costs for manufactured components, raw materials, transportation, health care and energy prices may adversely affect our profitability.

We use a broad range of manufactured components and raw materials in our products, including raw steel, steel-related components, filtration media, and equipment such as fans, motors, etc. Materials and subcontracting costs comprise the largest component of our costs, representing over 61% of the costs of our net sales in fiscal 2010. Further increases in the price of these items could further materially increase our operating costs and materially adversely affect our profit margins. Similarly, transportation and health care costs have risen steadily over the past few years and represent an increasingly important burden for us. Although we try to contain these costs wherever possible, and although we try to pass along increased costs in the form of price increases to our customers, we may be unsuccessful in doing so for competitive reasons, and even when successful, the timing of such price increases may lag significantly behind our incurrence of higher costs.

We rely on a few key employees whose absence or loss could disrupt our operations or be adverse to our business.

We are highly dependent on the experience of our management in the continuing development of our operations. The loss of the services of certain of these individuals would have a material adverse effect on our business. Although we have employment and non-competition agreements with certain of our key employees, as a practical matter, those agreements will not assure the retention of our employees, and we may not be able to enforce all of the provisions in any employment or non-competition agreement. Our future success will depend in part on our ability to attract and retain qualified personnel to manage our development and future growth. We cannot assure you that we will be successful in attracting and retaining such personnel. Our failure to recruit additional key personnel could have a material adverse effect on our business, financial condition and results of operations.

We may make future acquisitions, which involve numerous risks that could impact our business and results of operations.

Our operating strategy involves horizontally expanding our scope of products and services through selective acquisitions and the formation of new business units that are then vertically integrated into our growing family of turnkey system providers. We have acquired, and may selectively acquire, other businesses, product or service lines, assets or technologies that are complementary to our business. We may be unable to find or consummate future acquisitions at acceptable prices and terms. We continually evaluate potential acquisition opportunities in the ordinary course of business, including those that could be material in size and scope. Acquisitions involve numerous risks, including:

- difficulties in integrating the acquired businesses, product or service lines, assets or technologies;
- diverting management's attention from normal daily operations of the business;
- entering markets in which we have no or limited direct prior experience and where competitors in such markets have stronger market positions;
- unanticipated costs and exposure to undisclosed or unforeseen liabilities;
- potential loss of key employees and customers of the acquired businesses, product or service lines, assets or technologies;
- our ability to properly establish and maintain effective internal controls over an acquired company; and
- increasing demands on our operational and information technology systems.

Although we conduct what we believe to be a prudent level of investigation regarding the operating and financial condition of the businesses, product or service lines, assets or technologies we purchase, an unavoidable level of risk remains regarding their actual operating and financial condition. Until we actually assume operating control of these businesses, product or service lines, assets or technologies, we may not be able to ascertain the actual value or understand the potential liabilities. This is particularly true with respect to non-U.S. acquisitions.

In addition, acquisitions of businesses may require additional debt or equity financing, resulting in additional leverage or dilution of ownership. Our Bank Facility contains certain covenants that limit, or which may have the effect of limiting, among other things acquisitions, capital expenditures, the sale of assets and the incurrence of additional indebtedness.

Our manufacturing operations are dependent on third-party suppliers.

Although we are not dependent on any one supplier, we are dependent on the ability of our third-party suppliers to supply our raw materials, as well as certain specific component parts. We purchase all of our chemical grade fiberglass from one domestic supplier, which we believe is the only domestic supplier of such fiberglass, and certain specialty items from only two domestic suppliers. These items also can be purchased from foreign suppliers. Failure by our third-party suppliers to meet our requirements could have a material adverse effect on us. We cannot assure you that our third-party suppliers will dedicate sufficient resources to meet our scheduled delivery requirements or that our suppliers will have sufficient resources to satisfy our requirements during any period of sustained demand. Failure of manufacturers or suppliers to supply, or delays in supplying, our raw materials or certain components, or allocations in the supply of certain high demand raw components could materially adversely affect our operations and ability to meet our own delivery schedules on a timely and competitive basis.

Failure to maintain adequate internal controls could adversely affect our business.

Under Section 404 of the Sarbanes-Oxley Act of 2002, we are required to include in each of our annual reports on Form 10-K, a report containing our management's assessment of the effectiveness of our internal control over financial reporting. These laws, rules and regulations continue to evolve and could become increasingly stringent in the future. We have undertaken actions to enhance our ability to comply with the requirements of the Sarbanes-Oxley Act of 2002, including, but not limited to, the engagement of consultants, the documentation of existing controls and the implementation of new controls or modification of existing controls as deemed appropriate.

We continue to devote substantial time and resources to the documentation and testing of our controls, and to planning for and implementation of remedial efforts in those instances where remediation is indicated. If we fail to maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we could be subject to regulatory actions, civil or criminal penalties or shareholder litigation. In addition, failure to maintain adequate internal controls could result in financial statements that do not accurately reflect our financial condition, results of operations and cash flows. We believe that the out-of-pocket costs, the diversion of management's attention from running our day-to-day operations and operational changes caused by the need to comply with the requirements of Section 404 will continue to be significant.

There are inherent limitations in all internal control systems over financial reporting, and misstatements due to error or fraud may occur and not be detected.

While we continue to take action to ensure compliance with the internal control, disclosure control and other requirements of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated by the Securities and Exchange Commission, or SEC, implementing these requirements, there are inherent limitations in our ability to control all circumstances. Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our internal controls and disclosure controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. In addition, the design of a control system must reflect the fact that there are resource constraints and the benefit of controls must be evaluated in relation to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, in our company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Further, controls can be circumvented by individual acts of some persons, by collusion of two or more persons, or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, a control may be inadequate because of changes in conditions or the degree of compliance with the policies or procedures may deteriorate. Because of inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Our operations outside of the United States are subject to political, investment and local business risks.

In 2010, approximately 19% of our total revenue was derived from products or services ultimately delivered or provided to end-users outside the United States. As part of our operating strategy, we intend to expand our international operations through internal growth and selected acquisitions. Operations outside of the United States, particularly in emerging markets, are subject to a variety of risks which are different from or additional to the risks we face within the United States. Among others, these risks include:

- local, economic, political and social conditions, including potential hyperinflationary conditions and political instability in certain countries;
- imposition of limitations on the remittance of dividends and payments by foreign subsidiaries;
- adverse currency exchange rate fluctuations, including significant devaluations of currencies;
- tax-related risks, including the imposition of taxes and the lack of beneficial treaties, that result in a higher effective tax rate for us;
- difficulties in enforcing agreements and collecting receivables through certain foreign local systems;
- domestic and foreign customs, tariffs and quotas or other trade barriers;
- increased costs for transportation and shipping;
- difficulties in protecting intellectual property;
- risk of nationalization of private enterprises by foreign governments;
- managing and obtaining support and distribution channels for overseas operations;
- hiring and retaining qualified management personnel for our overseas operations;
- legal and regulatory requirements, including import, export, defense regulations and foreign exchange controls;
- imposition or increase of restrictions on investment; and
- required compliance with a variety of local laws and regulations which may be materially different than those to which we are subject in the United States.

The occurrence of one or more of the foregoing factors could have a material adverse effect on our international operations or upon the financial condition and results of operations.

If we do not develop improved products and new products in a timely manner in response to industry demands, our business and revenues will be adversely affected.

The air pollution control and filtration industry is characterized by ongoing technological developments and changing customer requirements. As a result, our success and continued growth depend, in part, on our ability in a timely manner to develop or acquire rights to, and successfully introduce into the marketplace, enhancements of existing products or new products that incorporate technological advances, meet customer requirements and respond to products developed by our competition. We cannot assure you that we will be successful in developing or acquiring such rights to products on a timely basis or that such products will adequately address the changing needs of the marketplace.

Our business can be significantly affected by changes in technology and regulatory standards.

The air pollution control and filtration industry is characterized by changing technology, competitively imposed process standards and regulatory requirements, each of which influences the demand for our products and services. Changes in legislative, regulatory or industrial requirements may render certain of our filtration products and processes obsolete. Acceptance of new products and services may also be affected by the adoption of new government regulations requiring stricter standards. Our ability to anticipate changes in technology and regulatory standards and to develop and introduce new and enhanced products successfully on a timely basis will be a significant factor in our ability to grow and to remain competitive. We cannot assure you that we will be able to achieve the technological advances that may be necessary for us to remain competitive or that certain of our products or services will not become obsolete.

We might be unable to protect our intellectual property rights and our products could infringe the intellectual property rights of others, which could expose us to costly disputes.

We hold various patents and licenses relating to certain of our products. We cannot assure you as to the breadth or degree of protection that existing or future patents, if any, may afford us, that our patents will be upheld, if challenged, or that competitors will not develop similar or superior methods or products outside the protection of any patent issued to us. Although we believe that our products do not and will not infringe patents or violate the proprietary rights of others, it is possible that our existing patent rights may not be valid or that infringement of existing or future patents or proprietary rights may occur. In the event our products infringe patents or proprietary rights of others, we may be required to modify the design of our products or obtain a license for certain technology. We cannot assure you that we will be able to do so in a timely manner, upon acceptable terms and conditions, or at all. Failure to do any of the foregoing could have a material adverse effect upon our business. In addition, we cannot assure you that we will have the financial or other resources necessary to enforce or defend a patent infringement or proprietary rights violations action which may be brought against us. Moreover, if our products infringe patents or proprietary rights of others, we could, under certain circumstances, become liable for damages, which also could have a material adverse effect on our business.

Work stoppages, labor union issues or similar difficulties could significantly disrupt our operations or affect profitability.

As of March 1, 2011, 164 of our 504 employees are represented by international or independent labor unions under various union contracts that expire from May 31, 2011 to May 1, 2014. It is possible that our workforce will become more unionized in the future. Although we consider our employee relations to generally be good, our existing labor agreements may not prevent a strike or work stoppage at one or more of our facilities in the future and we may be affected by other labor disputes. A work stoppage at one or more of our facilities may have a material adverse effect on our business. Unionization activities could also increase our costs, which could have an adverse effect on our profitability. In addition, we are subject from time to time by grievances by labor unions related to our employees represented by a labor union, which may adversely affect our personnel resources and increase our costs, which could have an adverse effect on our business.

Additionally, a work stoppage at one of our suppliers could adversely affect our operations if an alternative source of supply were not readily available. Stoppages by employees of our customers also could result in reduced demand for our products.

We may incur material costs as a result of product liability claims, or other claims and litigation which could adversely affect our business, results of operations and financial condition and cash flows; and our insurance coverage may not cover all claims or may in insufficient to cover the claims.

Despite our quality assurance measures, we may be exposed to product liability claims, other claims and litigation in the event that the use of our products results, or is alleged to result, in bodily injury and/or property damage or our products actually or allegedly fail to perform as expected. For example, we are currently a defendant in a wrongful death case (see Item 3 of this Form 10- K). While we maintain insurance coverage with respect to certain product liability and other claims, we may not be able to obtain such insurance on acceptable terms in the future, if at all, and any such insurance may not provide adequate coverage against product liability and other claims. Any future damages that are not covered by insurance or are in excess of policy limits could have a material adverse effect on our financial condition and results of operations. In addition, product liability and other claims can be expensive to defend and can divert the attention of management and other personnel for significant periods of time, regardless of the ultimate outcome.

An unsuccessful defense of a product liability or other claim could have an adverse affect on our business, results of operations and financial condition and cash flows. Even if we are successful in defending against a claim relating to our products, claims of this nature could cause our customers to lose confidence in our products and our company.

Liability to customers under warranties may adversely affect our reputation, our ability to obtain future business and our earnings.

We provide warranties as to the proper operation and conformance to specifications of the products we manufacture. Failure of our products to operate properly or to meet specifications may increase our costs by requiring additional engineering resources and services, replacement of parts and equipment or monetary reimbursement to a customer. We have in the past received warranty claims, and we expect to continue to receive them in the future. To the extent that we incur substantial warranty claims in any period, our reputation, our ability to obtain future business and our earnings could be adversely affected.

Our use of subcontractors could harm our profitability and business reputation.

We act as prime contractor on a majority of the construction projects we undertake. In our capacity as prime contractor and when acting as a subcontractor, we perform most of the work on our projects with our own resources and typically subcontract only such specialized activities as electrical work, concrete work, insulation, conveyors, controls, etc. In our industry, the prime contractor is normally responsible for the performance of the entire contract, including subcontract work. Thus, when acting as a prime contractor, we are subject to the risk associated with the failure of one or more subcontractors to perform as anticipated.

We employ subcontractors at various locations around the world to meet our customers' needs in a timely manner, meet local content requirements and reduce costs. Subcontractors generally perform the majority of our manufacturing for international customers. We also utilize subcontractors in North America. The use of subcontractors decreases our control over the performance of these functions and could result in project delays, escalated costs and substandard quality. These risks could adversely affect our profitability and business reputation. In addition, many of our competitors, who have greater financial resources and greater bargaining power than we have, use the same subcontractors that we use and could potentially influence our ability to hire these subcontractors. If we were to lose relationships with key subcontractors, our business could be adversely impacted.

Currency fluctuations may reduce profits on our foreign sales or increase our costs, either of which could adversely affect our financial results.

A portion of our consolidated revenues are generated outside the United States. Consequently, we are subject to fluctuations in foreign currency exchange rates. Translation losses resulting from currency fluctuations may adversely affect the profits from our operations and have a negative impact on our financial results. Foreign currency fluctuations may also make our systems and products more expensive for our customers, which could have a negative impact on our sales. In addition, we purchase some foreign-made products directly and through our subcontractors. Due to the multiple currencies involved in our business, foreign currency positions partially offset and are netted against one another to reduce exposure. We cannot assure that fluctuations in foreign currency exchange rates will not make these products more expensive to purchase. Increases in our direct or indirect cost of purchasing these products could negatively impact our financial results if we are not able to pass those increased costs on to our customers.

Our business is subject to risks of terrorist acts, acts of war and natural disasters.

Terrorist acts, acts of war, or national disasters may disrupt our operations and information and distribution systems, as well as those of our customers. These types of acts have created, and continue to create, economic and political uncertainties and have contributed to global economic instability. Future terrorist activities, military or security operations, or natural disasters could weaken the domestic/global economies and create additional uncertainties, thus forcing our customers to reduce their capital spending, or cancel or delay already planned construction projects, which could have a material adverse impact on our business, operating results and financial condition.

Risks Related to Our Common Stock

Our executive officers and directors are able to exercise significant influence over CECO, and their interests may conflict with those of our other stockholders.

As of March 1, 2011, our executive officers and directors beneficially own approximately 35% of our outstanding common stock, assuming the exercise of currently exercisable warrants and options beneficially held by them. The interests of management with respect to matters potentially or actually involving or affecting us, such as future acquisitions, financings and other corporate opportunities and attempts to acquire us, may conflict with the interests of our other stockholders. Management's continued concentrated ownership may have the effect of delaying or preventing a change of control of us, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices.

We have engaged in the past, and continue to engage, in related party transactions and such transactions present possible conflicts of interest.

We have engaged in the past, and continue to engage, in several related party transactions, including issuance of subordinated debt, management consulting services, and office space and other expenses related to our Toronto office. All such transactions were approved by the Audit Committee of our Board of Directors, which believed that the transactions were in our best interest. Transactions of this nature present the possibility of a conflict of interest whereby the other party may advance its economic or business interests or objectives that may conflict with or be contrary to our best interests. Any such conflict could have a material adverse effect on our financial conditions and results of operations.

The limited liquidity for our common stock could affect your ability to sell your shares at a satisfactory price.

Our common stock is relatively illiquid. As of March 1, 2011, we had 14,330,306 shares of common stock outstanding. The average daily trading volume in our common stock during the 60 calendar days ended March 1, 2011 was approximately 20,600 shares. A more active public market for our common stock, however, may not develop, which would continue to adversely affect the trading price and liquidity of our common stock. Moreover, a thin trading market for our stock causes the market price for our common stock to fluctuate significantly more than the stock market as a whole. Without a large float, our common stock is less liquid than the stock of companies with broader public ownership and, as a result, the trading prices of our common stock may be more volatile. In addition, in the absence of an active public trading market, you may be unable to liquidate your investment in us at a satisfactory price.

The market price of our common stock may be volatile or may decline regardless of our operating performance and investors may not be able to resell shares they purchase at their purchase price.

The stock market has experienced and may in the future experience volatility that has often been unrelated to the operating performance of particular companies. The market price of our common stock has experienced, and may continue to experience, substantial volatility. During the twelve-month period ended March 1, 2011, the sale prices of our common stock on The NASDAQ Global Market have ranged from a low of $3.31 to a high of $6.53 per share. We expect our common stock to continue to be subject to fluctuations. Broad market and industry factors may adversely affect the market price of our common stock, regardless of our actual operating performance. Factors that could cause fluctuation in the stock price may include, among other things:

- actual or anticipated variations in quarterly operating results;
- the relatively low float of our common stock caused, among other reasons, by the holdings of our principal shareholders;
- adverse general economic conditions, such as those currently being experienced, including withdrawals of investments in the stock markets generally and a tightening of credit available to potential acquirers of businesses, that result in a lower average prices being paid for public company shares and lower valuations being placed on businesses;
- other domestic and international macroeconomic factors unrelated to our performance;
- our failure to meet the expectations of the investment community;
- industry trends and the business success of our customers;
- loss of key customers;
- announcements of technological advances by us or our competitors;
- current events affecting the political and economic environment in the United States;
- conditions or trends in our industry, including demand for our products and services, technological advances and governmental regulations;
- litigation involving or affecting us; and
- additions or departures of our key personnel.

The realization of any of these risks and other factors beyond our control could cause the market price of our common stock to decline significantly.

The number of shares of our common stock eligible for future sale could adversely affect the market price of our stock.

We have reserved 2.0 million shares of our common stock for issuance under our 2007 Equity Incentive Plan ("2007 Plan"), which may include option grants, stock grants and restricted stock grants. As of December 31, 2010, approximately 1.2 million options or restricted stock have been issued under the 2007 Plan. Icarus, an affiliate of Phillip DeZwirek and Jason DeZwirek, also owns warrants to purchase 250,000 shares of common stock that have piggy-back rights granting it the right to require that we register such shares in the event we file any registration statements in the future.

We had outstanding options to purchase approximately 293,000 shares of our common stock as of December 31, 2010 under our 1997 Stock Option Plan and outstanding options to purchase approximately

0.9 million shares under our 2007 plan. The shares under both plans are registered for resale on currently effective registration statements. We also have subordinated promissory notes issued to several private investors that may be converted into 2.65 million shares of our common stock as of March 1, 2011.

We may issue additional restricted securities or register additional shares of common stock under the Securities Act of 1933, as amended (the "Securities Act") in the future. The issuance of a significant number of shares of common stock upon the exercise of stock options or warrants, or the availability for sale, or resale, of a substantial number of the shares of common stock under registration statements, under Rule 144 or otherwise, could adversely affect the market price of the common stock.

Issuance of shares under our stock incentive plan, under our convertible debentures or in connection with financing transactions will dilute current stockholders.

Pursuant to our stock incentive plan, our management is authorized to grant stock awards to our employees, directors and consultants. You will incur dilution upon exercise of any outstanding stock awards. In addition, we have issued convertible debentures that may be converted into 2.65 million shares as of March 1, 2011, the conversion of which will cause you to incur dilution. If we raise additional funds by issuing additional common stock, or securities convertible into or exchangeable or exercisable for common stock, further dilution to our existing stockholders will result, and new investors could have rights superior to existing stockholders.

Our ability to issue preferred stock could adversely affect the rights of holders of our common stock.

Our certificate of incorporation authorizes us to issue up to 10,000 shares of preferred stock in one or more series on terms that may be determined at the time of issuance by our board of directors. Accordingly, we may issue shares of any series of preferred stock that would rank senior to the common stock as to voting or dividend rights or rights upon our liquidation, dissolution or winding up.

Certain provisions in our charter documents have anti-takeover effects.

Certain provisions of our certificate of incorporation and bylaws may have the effect of delaying, deferring or preventing a change in control of us. Such provisions, including those limiting who may call special stockholders' meetings, together with the possible issuance of our preferred stock without stockholder approval, may make it more difficult for other persons, without the approval of our board of directors, to make a tender offer or otherwise acquire substantial amounts of our common stock or to launch other takeover attempts that a stockholder might consider to be in such stockholder's best interest.

Because we have no plans to pay any dividends for the foreseeable future, investors must look solely to stock appreciation for a return on their investment in us.

We have never paid cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain any future earnings to support our operations and growth. Any payment of cash dividends in the future will be dependent on the amount of funds legally available, our earnings, financial condition, capital requirements and other factors that our board of directors may deem relevant. Additionally, our Bank Facility restricts the payment of dividends. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our common stock.

Item 1B. ***Unresolved Staff Comments***

Not Applicable.

Item 2. ***Properties***

Our principal operating offices are headquartered in Cincinnati, Ohio at a 7,000 square foot facility that we lease.

We have an executive office in Toronto, Canada, at facilities maintained by an affiliate of our Chairman of the Board and our Secretary, who work at the Toronto office. We reimburse such affiliate $10,000 per month for the use of the space and other office expenses.

We own a 35,000 square foot manufacturing facility in Louisville, Kentucky, which is subject to a collateral mortgage to secure the amounts owed under the Bank Facility.

In 2010, we closed and sold our Contracting/Services Group group manufacturing facilities in Lexington, Kentucky, Indianapolis, Indiana and Cincinnati, Ohio and another of our Indianapolis properties was also closed in 2010 and was sold in February 2011.

We lease the following facilities:

Location	Square Footage	Annual Rent	Expiration	Type
Cincinnati, Ohio	96,400	$313,300	November 2016	Mfg.
Cincinnati, Ohio	7,000	$ 91,000	June 2016	Admin.
Columbia, Tennessee	34,800	$127,000	August 2013	Mfg.
Greensboro, North Carolina	30,000	$122,400	August 2011	Mfg.
Pittsburgh, Pennsylvania	4,000	$ 55,000	May 2011	Sales
Chicago, Illinois	1,250	$ 24,800	January 2012	Sales
Indianapolis, Indiana	5,000	$ 21,650	September 2012	Sales
Conshohocken, Pennsylvania	30,000	$198,300	April 2011	Mfg.
Canton Mississippi	20,100	$ 35,900	July 2013	Mfg.
Coimbatore, India	11,300	$ 21,250	December 2011	Mfg.
Louisville, Kentucky	61,095	$ 98,700	March 2013	Mfg.
Shanghai, China	40,000	$154,700	March 2013	Mfg.
Salt Lake City, Utah	13,600	$ 45,600	Month to month	Mfg.
Lebanon, Pennsylvania	8,200	$ 51,600	Sept. 2011	Sales
Montreal, Canada	15,000	$132,500	July 2011	Mfg.

It is anticipated that all leases coming due in the near future will be renewed at expiration with the exception of Montreal, Canada.

The Contracting/Services Group primarily uses the properties in Columbia, Tennessee, Louisville, Kentucky and Canton, Mississippi; the Engineered Equipment and Parts Group the properties in Cincinnati, Ohio, Chicago, Illinois, Pittsburgh, Pennsylvania, Conshohocken, Pennsylvania, Lebanon, Pennsylvania, Coimbatore, India, Shanghai, China, and Montreal, Canada; and the Component Parts Group the properties in Greensboro, North Carolina and Salt Lake City, Utah.

Our current capacity, with limited capital additions, is expected to be sufficient to meet production requirements for the near future. We believe our production facilities are suitable and can meet our future production needs.

Item 3. ***Legal Proceedings***

A lawsuit was filed on September 10, 2009 in Marion County Superior Court, State of Indiana. A wrongful death claim has been made by the estate of Terry David Walk for an accident that occurred in March 2008 at the worksite of a customer of the Company relating to a baghouse system. The defendants include CECO and its subsidiaries, The Kirk & Blum Manufacturing Company ("Kirk & Blum"), kbd/Technic, Inc., and CECO Abatement Systems, Inc. The complaint contains causes of action for negligence and a cause of action for breach of implied warranties, and the complainant is asking for unspecified compensatory damages and costs. The matter was submitted to court-ordered mediation in January 2011, which was unsuccessful. It is believed that the matter will proceed to trial in the third quarter of 2011. The Company's insurance carriers have agreed to defend the claims, pursuant to reservation of rights letters, and have retained counsel to defend the Company. At this time, we believe that the claims are without merit and we intend to vigorously defend this suit. While there is a potential for an adverse verdict, the Company believes that any such loss other than $25,000 would be covered by insurance. No loss is considered probable at this time.

On January 13, 2011, the SEC initiated a non-public formal investigation relating to possible insider trading by affiliates of the Company. We have been cooperating with and intend to continue to cooperate with the SEC. We have been informed by our Chairman of the Board that he has received a subpoena in connection with such inquiry. In accordance with the terms of our bylaws and the General Corporation Law of Delaware, we are advancing expenses incurred by our Chairman in this matter. Because the matter is ongoing, we cannot predict the outcome of this formal inquiry at this time, and, as a result, no conclusion can be reached as to what impact, if any, this inquiry may have on us or our operations.

One of the unions that represents employees of Kirk & Blum, Local Union 24 of the Sheet Metal Workers International Association ("Local 24"), has demanded to bargain with Kirk & Blum over the decision to close our Oakley facility and the effects of the closure in connection with the layoffs of approximately 40 unionized Kirk & Blum employees from that facility in 2010. Local 24 is requesting severance payments and other non-monetary consideration. No agreement has yet been reached; negotiations remain ongoing. Also, in September of 2010 Local 24 filed a grievance against Kirk & Blum under its collective bargaining agreement alleging improper subcontracting to an outside vendor. In January of 2011, the grievance was heard by a panel of the National Joint Adjustment Board for the Sheet Metal Industry, which resulted in a deadlock. The next National Adjustment Board panel hearing is expected to take place in June 2011. In addition, in September and November of 2010, the Sheet Metal Workers International Association ("SMWIA") requested certain information relating to the Company's facility closure decisions, the subcontracting of work to outside vendors, and related matters such as equipment transfers and union employee layoffs. The Company has responded to SMWIA's requests and SMWIA has not at this time taken any further action. If any of these matters is not resolved to the satisfaction of the parties, SMWIA and/or Local 24 may take legal action such as filing unfair labor practice charges with the National Labor Relations Board and/or filing additional grievances under the applicable collective bargaining agreement(s). Should this occur, the Company intends to contest any such claims or charges vigorously, which the Company believes to be without merit. No loss is considered probable or estimable at this time for these union matters.

The final outcome and impact of these matters, and related claims and investigations that may be brought in the future, are subject to many variables, and cannot be predicted. We establish accruals only for those matters where we determine that a loss is probable and the amount of loss can be reasonably estimated. As a result, we have not accrued for any liability with respect to these matters. The Company expenses legal costs as they are incurred. While it is currently not possible to reasonably estimate the aggregate amount of costs which we may incur in connection with these matters, such costs could have a material adverse effect on our financial position, liquidity, or results of operations.

There are no other material pending legal proceedings to which the Company or any of our subsidiaries is a party or to which any of our properties is subject.

Item 4. ***Reserved***

PART II

Item 5. ***Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Market Information

Our common stock is traded on the NASDAQ Global Market under the symbol "CECE." The following table sets forth the high and low common stock sales prices as reported by the NASDAQ Global Market during the periods indicated.

2009	High	Low	2010	High	Low
1st Quarter	$3.25	$1.80	1st Quarter	$4.16	$3.31
2nd Quarter	4.51	2.92	2nd Quarter	5.58	3.82
3rd Quarter	4.21	2.63	3rd Quarter	6.11	4.68
4th Quarter	4.25	3.10	4th Quarter	6.28	5.16

Holders

The approximate number of registered shareholders of record of our common stock as of March 1, 2011 was 141, although there is a larger number of beneficial owners.

Dividends

We have never paid cash dividends on our common stock and we do not anticipate paying any cash dividends in the foreseeable future. Our credit agreement contains provisions which may prevent us from paying any dividends to our stockholders.

Securities Authorized for Issuance Under Equity Compensation Plans

Information about securities authorized for issuance under our equity compensation plans is contained in Item 12—Security Ownership of Certain Beneficial Owners of Management and Related Stockholder Matters.

Recent Sales of Unregistered Securities

We did not sell any unregistered equity securities in 2010.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

We did not purchase any shares of our common stock during the fourth quarter of 2010.

Item 6. ***Selected Financial Data***

A smaller reporting company is not required to provide the information in this Item.

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations***

Overview

We are one of the leading providers of air-pollution control products and services. These products and services are marketed under the "Kirk & Blum", "CECO Filters", "CECOaire", "Busch International", "CECO Abatement Systems", "kbd/Technic", "K&B Duct", "Effox", "GMD", "Fisher Klosterman", "Flextor" and "A.V.C." trade names. Our revenues are generated by our services of engineering and designing as well as building equipment, and installing systems that capture, clean and destroy airborne contaminants from industrial facilities and equipment that controls emissions from such facilities. We have a diversified base of more than 3,000 active customers among a myriad of industries including aerospace, brick, cement, steel, ceramics, metal working, ethanol, printing, paper, food, foundry, power, refining, mining, metal plating, woodworking, chemicals, tobacco, glass, automotive, and pharmaceuticals. Therefore, our business is not concentrated in a single industry or customer.

We operate in three segments: the Contracting/Services Group, which produces air pollution control and industrial ventilation systems, the Engineered Equipment and Parts Group, which produces various types of air pollution control equipment and the Component Parts Group, which manufactures products used by us and other air pollution control companies and contractors. It is through combining the efforts of some or all of these groups that we are able to offer complete turnkey systems to our customers and leverage the operational efficiencies between our family of companies. Due to the relative size of our Engineering Group, our reportable segment disclosures in our financial statements include this group's results with our corporate and other disclosures.

We believe that as economic conditions continue to improve, there will be an increase in the level of pollution control capital expenditures driven by an elevated focus on environmental issues such as global warming and energy saving alternatives as well as a U.S. Government supported effort to reduce our independence on foreign oil through the use of bio-fuels like ethanol and electrical energy generated by our abundant domestic supply of coal. We also feel that similar opportunities will continue to develop outside the United States.

We continue to focus on increasing revenues and profitability. Our operating strategy has involved horizontally expanding our scope of products and services through selective acquisitions and the formation of new business units that are then vertically integrated into our growing family of turnkey system providers. By employing this strategy, we have expanded our business and increased our revenues by adding CECO Abatement Systems, K&B Duct, CECO Filters, India, Effox, FKI, Flextor and A.V.C. At the same time, we have been able to consolidate these new entities into our existing corporate structure without increasing costs proportionally.

Much of our business is driven by various regulatory standards and guidelines governing air quality in and outside factories.

Recent Developments

Current United States and worldwide economic conditions are showing signs of improvement. These economic conditions which created dramatic and rapid shifts in market conditions and governments throughout the world in 2009 and early 2010 have begun to ease and we are now beginning to see improving financial, general industrial and labor market conditions, although there is no assurance that such conditions will continue and the timing of the economic recovery remains uncertain.

We continue to optimize our factory footprint to eliminate excess capacity. As part of this process we have recently closed our Contracting/Services Group manufacturing facilities in Lexington, Kentucky, Indianapolis, Indiana and Cincinnati, Ohio. The gain from the sale at auction of operating machinery and equipment related to these closures was $0.3 million. Additionally, we realized a gain of approximately $0.3 from the sale of our Buell-Classifier Division which was sold in its entirety to another company. The historical operating results of this division were not significant. We do not anticipate any future losses or restructuring charges from these closures. The remaining machinery and equipment has been transferred to other facilities and the Cincinnati and Lexington properties were sold for a profit in December 2010. The Indianapolis property was sold in February of 2011 and the loss on this property has been accrued and accounted for in 2010. The net effect of these transactions is reflected in the financial statements as a gain on the sale of operating equipment of $396,000.

We have shifted production to our other more productive and cost effective facilities and reduced staff by 122 employees in 2010, and we believe these moves will save us approximately $2.0 million in annualized expenses going forward, which will lower our cost of goods sold and continue to improve our gross margins. All related severance costs have been recorded in 2010.

Our GMD Environmental facility in Fort Worth, Texas was closed in the fourth quarter of 2010 and the lease for this property was terminated. Work from this facility has been transferred to our Fisher-Klosterman division in Louisville, Kentucky and will continue to be marketed and sold under the GMD Environmental trade name.

As of January 1, 2011, Richard Blum is no longer serving as President of CECO Environmental and has resigned as director.

Operations Overview

Our contracts are obtained either through competitive bidding or as a result of negotiations with our customers. Contract terms offered by us are generally dependent on the complexity and risk of the project as well as the resources that will be required to complete the project. For example, a contract that can be performed primarily by subcontractors and that does not require us to use our fabrication and assembly facilities can be quoted at a lower gross margin than a more typical contract that will require additional factory overhead and administrative expenses. Our focus is on increasing our operating margins as well as our gross margin percentage which translates into higher net income. Our sales typically peak in the fourth quarter due to a tendency of customers to want to fully utilize annual capital budgets and due to the fact that many industrial facilities shut down for the holiday season and that creates demand for maintenance and renovation work that can be done at no other time.

CECO Filters secures international sales through the efforts of its operation in India and also through a network or sales representatives around the globe. System sales, such as those secured by Busch and Kirk & Blum, are secured through relationships built up over the years in various industries. Some of these relationships are at American companies building plants overseas and some are through the global reputation of Busch. Kirk & Blum has long done business in Mexico. In March 2008, we acquired Fisher-Klosterman/Buell, a Louisville, Kentucky based company which has, among other locations, a facility in Shanghai, China which gives us a platform for developing business in this vast market. In August of 2008, we acquired Flextor, a Montreal based maker of dampers and expansion joints that has significant international sales experience in South America.

Cost of sales as a percent of 2010 revenue is 77% and includes approximately 55% material and subcontracting expenses as well as 16% labor, plus factory overhead. Our cost of sales is principally driven by a number of factors including material prices and labor cost and availability. Changes in these factors may have a material impact on our overall gross profit margins. For example, in larger contracts, we may incur sub-contract work or direct equipment purchases, which may only be marked-up to a limited extent and consequently, the gross margins of the Company are affected. However, profitability is enhanced through the absorption of fixed operating costs, including SG&A and factory overhead.

We break down costs of sales into five categories. They are:

- Labor- Our direct labor both in the shop and in the field;
- Material- Raw material, mostly steel, that we buy to build our products;
- Equipment- Fans, motors, control panels, etc. necessary for turnkey systems;
- Subcontracts- Electrical work, concrete work, etc. necessary for turnkey systems;
- Factory overhead – Costs of facilities and supervision wages necessary to produce our products.

In general, labor is the factor we are able to mark up the most followed by material and equipment and subcontracts. Across our various product lines the relative relationships of these factors change thus causing variations in gross margin percentage. Material costs have also increased faster than labor costs, which also reduces gross margin percentage. The important factor is that gross margin dollars increase even though margin percentages are reduced.

Selling and administrative expense principally includes advertising and marketing expenditures and all corporate and administrative functions and other costs that support our operations. The majority of these expenses are fixed. We expect to leverage our fixed operating structure as we continue to grow our revenue.

How We Manage our Business

We operate under a "hub and spoke" business model in which executive management, finance, administrative and marketing staff serves as the hub while the sales channels serve as spokes. We use this model throughout our operations. This has provided us with certain efficiencies over a more decentralized model.

Strategy

We believe there are significant opportunities for us to increase our revenue, profitability and market position in both the United States and abroad. Our strategy for growth consists of the following elements:

- Expand our customer base, enter new end markets and further penetrate existing end markets;
- Develop innovative solutions;
- Maintain strong customer focus; and
- Pursue selective acquisitions.

Results of Operations

Segment Analysis

Net Sales by Business Segment

($'s in millions)	For the year ended December 31, 2010	2009
Engineered Equipment and Parts Group	$ 97.3	$ 90.8
Contracting/Services Group	37.1	41.5
Component Parts Group	18.2	14.0
Corporate and eliminations	(12.0)	(7.3)
	$140.6	$139.0

Operating Income (Loss) by Business Segment

($'s in millions)	For the year ended December 31, 2010	2009
Engineered Equipment and Parts Group	$ 9.3	$ 0.4
Contracting/Services Group	—	(1.4)
Component Parts Group	2.8	0.6
Corporate and eliminations	(7.1)	(15.4)
	$ 5.0	$(15.8)

The amounts presented above and following comments at the reportable business segment level include both external and intersegment net sales and operating income (loss). See Note 18 to the Consolidated Financial Statements.

Engineered Equipment and Parts Group

Our Engineered Equipment and Parts Group segment net sales were $97.3 million in 2010, an increase of $6.5 million, or 7.2%, compared to $90.8 million in 2009. This increase is primarily due to $3.9 million in increased revenues from our FKI Shanghai division coupled with increased revenues at CECO Filters, Busch and CECO Abatement. These revenue increases were partially offset by reduced revenues at our Effox-Flextor divisions of $2.7 million which was primarily due to reduced demand for dampers and expansion joints from the power industry.

Operating income from the Engineered Equipment and Parts Group segment totaled $9.3 million in 2010, an increase of $8.9 million compared to $0.4 million in 2009. This increase is primarily due to increased operating income from our FKI-Shanghai division of $1.4 million, a combined increased operating income from other FKI divisions, CECO Filters, Busch, and CECO Abatement of $1.7 million and a goodwill impairment charge of $8.6 milion recorded in 2009, offset by a decline in operating income from Effox-Flextor of $2.9 million.

Contracting/Services Group

Our Contracting /Services Group segment net sales were $37.1 million in 2010, a decrease of $4.4 million, or 10.6%, compared to $41.5 million in 2009. This decrease is primarily due to reduced demand for these services which resulted from the economic decline.

Operating income for the Contracting/Services Group segment was essentially break-even for 2010 compared to an operating loss of $1.4 million for 2009. This improvement is primarily due to reduced costs in 2010 from facilities consolidations and streamlining efforts as well as better project management and more aggressive pricing strategies.

Component Parts Group

Our Component Parts Group segment net sales were $18.2 million in 2010, an increase of $4.2 million, or 30.0%, compared to $14.0 million in 2009. This increase is primarily due to increased demand for our component parts and clamp together duct products which is the result of many smaller contractors buying these products instead of producing them in-house.

Operating income for the Component Parts Group segment was $2.8 million for 2010, an increase of $2.2 million from $0.6 million for 2009. This increase is primarily due to increased revenues as described above and increased pricing strategies.

Consolidated Results

Our consolidated statements of operations for the years ended December 31, 2010 and 2009, reflect our operations consolidated with the operations of our subsidiaries.

($'s in millions)	For the year ended December 31, 2010	2009
Net sales from continuing operations	$140.6	$139.0
Cost of goods sold from continuing operations	107.9	108.0
Gross profit from continuing operations	$ 32.7	$ 31.0
Percent of sales	23.3%	22.3%
Selling and administrative expenses from continuing operations	$ 27.5	$ 28.9
Percent of sales	19.6%	20.8%
Goodwill impairment charge	—	$ 17.1
Percent of sales	—	12.3%
Operating income (loss) from continuing operations	$ 5.0	$(15.8)
Percent of sales	3.6%	(11.4)%

Consolidated sales from continuing operations in 2010 were $140.6 million, an increase of $1.6 million or 1.1% compared to $139.0 million in 2009. This increase was primarily due to increased demand for our products and services created by certain industrial sectors such as small independent contractors that purchase component parts which created a 30% increase in our Component Parts Group sales as well as an increase in Engineered Equipment and Parts Group sales of 7.2% created by demand in the refining and steel sectors. These increases were offset by a decrease in Contracting/Services Group sales of 10.6%.

Demand for our products and services is created by increasingly strict EPA mandated industry Maximum Achievable Control Technology standards and OSHA established Threshold Limit Values, as well as existing pollution control and energy legislation.

Orders booked in 2010 were $128.5 million compared to $141.5 million in 2009. The decrease in bookings was due primarily to continued weak industrial demand and generally unchanged economic conditions as well as our strategic initiative in 2010 to focus on higher margin jobs with shorter cycles. We continue to experience an active level of customer inquiry and quoting activities and have seen increased demand in 2011 as compared to the same period in 2010.

Gross profit from continuing operations increased by 5.5% or $1.7 million to $32.7 million in 2010 compared with $31.0 million in 2009. Gross profit from continuing operations as a percentage of sales was 23.3% in 2010 compared to 22.3% in 2009. The net increase in the gross profit margin from continuing operations was primarily due to a shift in product mix to the higher margin parts and engineered equipment products and services.

Selling and administrative expenses from continuing operations decreased by $1.4 million to $27.5 million in 2010 and selling and administrative expenses as a percentage of revenues decreased from 20.8% in 2009 to 19.6 % in 2010. This decrease in spending was due primarily to reductions in wages and benefits of $0.9 million, reductions in professional services of $0.2 million as well as $0.1 million in lower advertising costs. The decrease in the percentage of selling and administrative expenses relative to revenue was due to the significant reductions in spending as a result of our continuous streamlining, consolidation and cost reduction efforts.

Depreciation for 2010 was $1.3 million, the majority of which is included in cost of goods sold. This is a decrease of $0.5 million from $1.8 million in 2009, which was due primarily to a significant portion of the machinery and equipment that was acquired in the Kirk & Blum acquisition in 1999 becoming fully depreciated in 2009.

Amortization, which is primarily related to acquisition intangibles, decreased from $0.8 million in 2009 to $0.5 million in 2010. This $0.3 million decrease was due primarily to intangibles related to 2007 and 2008 acquisitions becoming fully amortized in 2010.

Goodwill impairment charges were $0 in 2010 compared to impairment charges in 2009 of $17.1 million. As required by current accounting rules, we complete an annual (or more often if circumstances require) impairment test for our goodwill and those tests in 2010 did not indicate an impairment. In performing this assessment, the carrying value of each reporting unit was compared to its estimated fair value, as calculated by the discounted present value of future cash flows method. The estimated fair value of all reporting units was greater than their respective carrying value and consequently no impairment charge was recorded. Major factors that influence our cash flow analyses are our estimates for future revenue and expenses associated with the reporting units. This is the most sensitive of our estimates related to our fair value calculations. Other factors considered in our fair value calculations include assumptions as to the business climate, industry and economic conditions. These assumptions are subjective and different estimates could have a significant impact on the results of our analyses.

The 2010 gain on the sale of operating equipment is comprised of a gain of $300,000 on the sale of our Buell/Classifier division to an outside third party and a net gain of $96,000 from the sale of our Cincinnati, Ohio and Lexington, Kentucky manufacturing facilities and related operating equipment as well as an accrued loss on the pending sale of our Indianapolis, Indiana property that was sold in February of 2011. No such gains or losses were recorded in 2009.

Operating income from continuing operations, was $5.0 million in 2010 compared to an operating loss from continuing operations in 2009 of $15.8 million, which included a goodwill impairment charge of $17.1 million. This increase in operating results from continuing operations is due to the various factors previously mentioned.

Inflation and changing prices did not have a material effect on our revenues or results of operations.

Other expense from continuing operations for the year ended December 31, 2010 was $135,000 compared to $760,000 in 2009. The 2009 expense was primarily the result of unrealized foreign currency transaction losses related to now retired subordinated debt which was denominated in Canadian currency.

Interest expense decreased to $1.2 million in 2010 compared to $1.3 million for the same period of 2009. This decrease was primarily due to lower outstanding balances on our credit facility offset by higher interest expenses on our convertible debt.

Federal and state income tax expense from continuing operations was $1.4 million in 2010 compared with a tax benefit of $3.1 million in 2009. The effective income tax rate for 2010 was 37.3% compared with 17.6% in 2009. The effective tax rate during 2010 was affected by certain permanent differences including non-deductible incentive stock based compensation, reversals of certain income tax reserves and tax credits from foreign operations. The effective tax rate during 2009 was significantly affected by non-deductible differences associated with goodwill impairment charges.

Net income from continuing operations was $2.3 million in 2010 compared to a net loss from continuing operations of $14.8 million in 2009.

Net loss from the discontinued operations of H. M. White, Inc. was $200,000 in 2010 compared to a net loss from discontinued operations in 2009 of $265,000. These losses represent the net after tax results of our H.M. White unit which has been closed. The decrease in the loss is due to the reduced activity and lower expenses in 2010 compared to 2009.

Liquidity and Capital Resources

Financing

Our principal sources of liquidity are cash flow from operations and available borrowings under our revolving credit facility. At December 31, 2010 and December 31, 2009, cash and cash equivalents totaled $5.8 million and $1.4 million, respectively. Generally, we do not carry significant cash and cash equivalent balances because excess amounts are used to pay down our revolving line of credit or other indebtedness. In 2010, proceeds from the sale of operating equipment and real estate were used to pay off the outstanding balances on our credit line and our term note.

Total bank debt at December 31, 2010 was $0 and at December 31, 2009 was $2.7 million. The Bank Facility, as amended, includes a revolving line of credit of up to $20 million, including letters of credit. Amounts outstanding under the revolver were $0 at December 31, 2010 and December 31, 2009. Unused credit availability under our $20.0 million revolving line of credit at December 31, 2010 was $11.7 million. Interest on the outstanding borrowings is charged at the daily LIBOR rate plus 3.5% or the tranche LIBOR rate plus 3.0% for the revolver and the daily LIBOR rate plus 3.75% or the tranche LIBOR rate plus 3.25% for the term note. The weighted average interest rate under the Bank Facility as of December 31, 2010 was 3.82%. Availability is limited as determined by a borrowing base formula contained in the credit agreement as follows:

$ in millions	12/31/10	12/31/09
Eligible accounts receivable at 70%	$14.4	$13.0
Net unbilled revenues at 50% up to $1.0 million	0.0	0.0
Eligible inventory at 50% up to $7.5 million	1.9	2.2
Borrowing base reserves required by lender	0.5	0.5
Borrowing base	$16.8	$15.7
Revolving loan principal amount outstanding	(0.0)	(0.0)
Letters of credit open	(5.1)	(4.9)
Loan availability	$11.7	$10.8

We entered into our current Bank Facility on December 29, 2005 with Fifth Third Bank. The Bank Facility was amended on various dates and fees paid for these amendments were deferred and are being amortized over the remaining term of the Bank Facility.

On August 6, 2010, the Company entered into an amended and restated credit agreement effective as of June 30, 2010, which amends and restates in its entirety the Bank Facility and extends the termination date of the Line of Credit to April 1, 2013 and the term loan to April 1, 2014. The amendment and restatement also increases the limit on letters of credit from $5.0 million to $10.0 million, resets the pricing grid to level one, which temporarily increased our interest rates by 0.5% until the next pricing grid determination date of December 31, 2010, at which time the pricing level was re-determined based on the Company's trailing twelve month fixed charge ratio to be at level three which reduced our interest rates by 0.5%. The maximum commitment under the line of credit remained at $20.0 million. No fees were paid for this amendment.

Terms of the Bank Facility, as amended, include financial covenants which require compliance at June 30, 2010 and each quarter through March 31, 2013. The maximum capital expenditures financial covenant is $2.5 million per year. The minimum Fixed Charge Coverage Ratio is 2.5:1.0 for each quarter through the quarter ended June 30, 2010 and 1.25:1.0 thereafter. The maximum funded debt to EBITDA covenant is 3.0 to 1. Our Bank Facility also contains cross-default provisions with respect to our subordinated debt. Also, if we fail to pay (after grace periods) any other debt or lease that, individually or in the aggregate involves indebtedness in excess of $100,000, and such default gives any creditor or lessor the right to accelerate the maturity of any such indebtedness or lease payments, then absent a waiver from the lender, it would result in a default under our Bank Facility and the acceleration of the maturity of outstanding debt under our Bank Facility. As of December 31, 2010, we were in compliance with all related financial and other restrictive covenants, and expect continued compliance. In the future, if we cannot comply with the terms of the Bank Facility covenants it will be necessary for us to obtain a waiver or renegotiate our loan covenants, and there can be no assurance that such negotiations would be successful. In the event that we are not successful in obtaining a waiver or an amendment, we would be declared in default, which could cause all amounts owed to be immediately due and payable. We paid the term loan off in 2010 and have no outstanding borrowings under the line of credit as of December 31, 2010. Our property and equipment, accounts receivable, investments and inventory serve as collateral for our bank debt. Our debt agreements contain customary covenants and events of default.

On August 14, 2008, the Company issued a Subordinated Convertible Promissory Note (the "Convertible Subdebt Note") in the amount of Canadian $5.0 million to Icarus, which is controlled by Phillip DeZwirek, our Chairman and former Chief Executive Officer, and Jason DeZwirek, our Secretary and one of our Directors. The Convertible Subdebt Note provided for interest to accrue at the rate of 10% per annum in 2008, 11% per annum in 2009, and 12% per annum commencing January 1, 2010 until paid. The outstanding principal and accrued interest under the Convertible Subdebt Note was convertible at any time, into common stock of the Company at a per share price of $4.75 which was the closing bid price immediately preceding the issuance of the Convertible Subdebt Note. The Convertible Subdebt Note was amended in February 2009 to provide for interest payments to be payable monthly, instead of semi-annually, subject to the Subordination Agreement between Fifth Third Bank and Icarus. The Convertible Subdebt Note was further amended on May 1, 2009 to extend its maturity date to October 1, 2011 from July 31, 2010. We repaid Canadian $3.7 million under the Convertible Subdebt Note on March 31, 2009 and fully repaid the outstanding balance of $1.2 million on November 26, 2009. Foreign exchange translation losses of $121,000 were recognized during the twelve months ended December 31, 2009 as other expense.

On May 15, 2009, the Company issued a Promissory Note ("Note") to Icarus in the amount of $3.0 million. The Note, which was subordinated to the Company's Bank Facility, bore interest at 12% per annum with interest payable monthly. The maturity date of the note was the earlier of May 15, 2012 or six months after repayment of the Bank Facility. At the option of Icarus, the note was repayable in Canadian funds with a stated conversion rate of 1.1789, or CAD $3.5 million, representing the conversion rate at the issuance date of the Note. In accordance with ASC 815 "Derivatives and Hedging", this option was bifurcated and recorded at fair value. Gains and losses resulting from the revaluation of this liability are included in other income (expense) in the consolidated statements of operations and were losses of $103,000 for the quarter and $359,008 for the year ended December 31, 2009, respectively. The Note and accrued interest was fully repaid on November 26, 2009 in the amount of $3.3 million.

On November 26, 2009, the Company issued $10.8 million principal amount subordinated convertible promissory notes to a group of investors (the "Investor Notes") which includes related parties: Icarus Investment Corp, which is controlled by Phillip DeZwirek, our Chairman and former Chief Executive Officer, ($2,200,000), Jason DeZwirek ($800,000), and Harvey Sandler Revocable Trust ($800,000), which trust owns over 10% of our outstanding common stock. Interest accrues under the Investor Notes at the annual rate of 6% and is payable as of the end of each calendar quarter. Interest paid on the investor notes for 2010 and 2009 was $648,000 and $69,000, respectively. We used the proceeds of the Investor Notes to repay all of our previously existing subordinated debt in the amount of approximately $4.5 million, which debt was accruing interest at rates between 11-12%. The balance of the proceeds were available to be used for general working capital. Fees of $320,000 were paid for the issuance of this debt and are being amortized over the term of the Investor Notes.

The Investor Notes are due on November 26, 2014 and are not repayable prior to maturity except upon a change of control, or upon the consent of the holder. The outstanding principal amount of the Investor Notes or any portion thereof, but not the interest, is convertible at the holder's option, at any time after the issuance of the Investor Notes at a conversion price of $4.00 per share, such price being greater than the Company's share price at the date of issuance of the Investor Notes. Following three years from the date of the Investor Notes, if the closing price of the common stock of the Company is greater than $8.00 for five consecutive days, the Company can cause conversion of the Investor Notes. The outstanding balance of the Investor Notes at December 31, 2010 was $10.8 million. In February 2011, $200,000 principal of the Investor Notes was converted to 50,000 shares of our common stock.

Overview of Cash Flows and Liquidity

($'s in thousands)	For the year ended December 31, 2010	2009
Total operating cash flow from continuing operations	$ 1,928	$ 12,584
Purchases of property and equipment	(654)	(999)
Proceeds from sale of equipment	5,158	—
Net cash provided by(used in) investing activities from continuing operations	4,504	(999)
Proceeds from exercise of stock options	11	—
Net bank (repayment) borrowing	(2,707)	(19,878)
Net subordinated debt borrowings	—	6,231
Cash paid for deferred financing costs	(347)	—
Net cash (used in) provided by financing activities	(3,043)	(13,647)
Net increase in cash from continuing operations	3,389	(2,062)
Net cash provided by discontinued operations	1,010	2,308
Net increase in cash and cash equivalents	$ 4,399	$ 246

In 2010, $1.4 million was provided by continuing operating activities compared to $12.6 million provided by continuing operating activities in 2009. This $11.2 million decrease in cash provided by continuing operating activities was due primarily to a an overall net increase in working capital requirements. Accounts receivable used cash of 3.0 million in 2010 compared to cash provided by accounts receivable of $14.1 million in 2009 for a net change of $17.1 million. Billings in excess of cost and estimated earnings on uncompleted contracts used $2.6 million in 2010 compared to cash provided of $3.0 million in 2009 and inventories used cash of $43,000 in 2010 compared to cash provided in 2009 of $1.2 million. Working capital items that provided more cash in 2010 as compared to 2009 were accrued income taxes which provided cash of $1.6 million in 2010 compared to cash used of $2.4 million in 2009 and costs in excess of billings which provided cash of $2.3 million in 2010 compared to cash provided of $0.3 million in 2009. Accounts payable and accrued expenses used cash of $1.9 million in 2010, which is $5.6 million less cash than the $7.5 million that was used in 2009.

The increases in accounts receivable, costs in excess of billings, inventory and other liabilities were mainly the result of increases in our Component Parts Group and Engineered Equipment and Parts Group revenues in 2010 compared to 2009, due to improving economic conditions and were partially offset by working capital changes due to a decline in our Contracting/Services Group business.

Net income from continuing operations in 2010 did not include any non cash charges for goodwill impairment (net of tax benefit) compared to $14.3 million of these charges in 2009. Depreciation and amortization amounted to $1.8 million in 2010 compared to $2.5 million for depreciation and amortization in 2009. This decrease in depreciation and amortization was due primarily to decreased amortization of definite life intangibles from recent acquisitions which are now fully amortized. 2010 net income from continuing operations also included $0.8 million for non cash stock awards compared to $1.0 million in 2009. Our net investment in working capital (excluding cash and cash equivalents and current portion of debt) at December 31, 2010 was

$16.1 million as compared to $14.5 million at December 31, 2009. Looking forward, we will continue to manage our net investment in working capital. We believe that our working capital needs will remain constant unless we experience a significant increase or decrease in sales and operating income or make additional acquisitions.

In 2010, net cash provided by investing activities included cash provided by the sale of operating equipment of $5.2 million compared to $0 in 2009. Capital expenditures for property and equipment were $0.7 million in 2010 compared with $1.0 million in 2009. We are managing our capital expenditures in light of the current level of sales.

In 2010, financing activities used cash of $3.0 million, compared to cash used of $13.6 million in 2009. Current year financing activities included net repayments of $2.7 million of our bank debt compared to net repayments in 2009 of $19.9 million.

When we undertake large jobs, our working capital objective is to make these projects self-funding. We try to achieve this by obtaining initial down payments, progress billing contracts, when possible, utilizing extended payment terms from material suppliers, and paying sub-contractors after payment from our customers, which is an industry practice. Our investment in net working capital is funded by cash flow from operations and by our revolving line of credit. Inventory remains relatively constant from year to year. Accordingly, changes in inventory do not constitute a significant part of our investment in working capital.

Based on our historical results, management's experience, our current business strategy and current cash flows, we believe that our existing cash resources will be sufficient to meet our anticipated working capital and capital expenditure requirements for at least the next 12 months. In addition, as necessary, we believe that we will be able to adjust operating expenses in order to maintain positive operating cash flow. Nevertheless, if we generate insufficient cash flows from operations or are unable to draw the amounts needed from our Bank Facility to meet our short-term liquidity needs, we may borrow additional funds. Although management believes that we will be able to fund our operations from current resources, there is no guarantee that we will be able to do so, however, alternative sources of funding are potentially available in the form of additional term debt to be provided by our lender, which may be collateralized by our real estate and equipment, as well as subordinated debt to be provided by a related party. However, we cannot provide any assurances that such financing will be available to us on favorable terms or at all.

Dividends

We have never paid cash dividends on our common stock and we do not anticipate paying any cash dividends in the foreseeable future. We are party to various loan documents which prevent us from paying any dividends.

Debt Covenants

The Bank Facility was amended throughout 2009 and again in February and June 2010. Terms of the Bank Facility, as amended, include financial covenants which require compliance at June 30, 2010, and each quarter through March 31, 2013. The covenants include a maximum capital expenditures financial covenant during the term of the Bank Facility of $2.5 million. The minimum Fixed Charge Coverage Ratio is 1.5 to 1 and the maximum funded debt to EBITDA covenant is 3.0 to 1. Our Bank Facility also contains cross-default provisions with respect to our subordinated debt. Also, if we fail to pay (after grace periods) any other debt or lease that, individually or in the aggregate involves indebtedness in excess of $100,000, and such default gives any creditor or lessor the right to accelerate the maturity of any such indebtedness or lease payments, then absent a waiver from the lender, it would result in a default under our Bank Facility and the acceleration of the maturity of outstanding debt under our Bank Facility.

As of December 31, 2010, we were in compliance with all related financial and other restrictive covenants, and expect continued compliance.

In the future, if we cannot comply with the terms of the Bank Facility agreements it will be necessary for us to obtain a waiver or renegotiate our loan covenants, and there can be no assurance that such negotiations would be successful. In the event that we are not successful in obtaining a waiver or an amendment, we would be declared in default, which could cause all amounts owed to be immediately due and payable.

Employee Benefit Obligations

Based on the assumptions used to value other postretirement obligations, life insurance benefits and retiree healthcare benefits, in the fourth quarter of 2010, cash payments for these benefits are expected to be in the range of $345,000 to $434,000 in each of the next 5 years. Based on current assumptions, estimated contributions of $345,000 may be required in 2011 for the pension plan and $28,000 for the retiree healthcare plan. The amount and timing of required contributions to the pension trust depends on future investment performance of the pension funds and interest rate movements, among other things and, accordingly, we cannot reasonably estimate actual required payments. Currently, our pension plan is under-funded. As a result, absent major increases in long-term interest rates, above average returns on pension assets and/or changes in legislated funding requirements, we will be required to make contributions to our pension trust of varying amounts in the long-term.

Off Balance Sheet Arrangements

None

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the use of estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. We believe that, of our significant accounting policies, the following accounting policies involve a higher degree of judgments, estimates, and complexity.

Revenue Recognition

A substantial portion of our revenue is derived from contracts, which are accounted for under the percentage of completion method of accounting. Percentage completion is measured by the percentage of contract costs incurred to date compared to estimated total contract costs to be the best available measure of progress on these contracts. Contract costs include direct material and labor costs related to contract performance. This method requires a higher degree of management judgment and use of estimates than other revenue recognition methods. The judgments and estimates involved include management's ability to accurately estimate the contracts' percentage of completion and the reasonableness of the estimated costs to complete, among other factors, at each financial reporting period. In addition, certain contracts are highly dependent on the work of contractors and other subcontractors participating in a project, over which we have no or limited control, and their performance on such project could have an adverse effect on the profitability of our contracts. Delays resulting from these contractors and subcontractors, changes in the scope of the project, weather, and labor availability also can have an effect on a contract's profitability. For contracts that are less than 50% complete, a maximum of 10% to 25% of gross profit will be recognized depending on the division and the type of contract.

Selling and administrative expenses are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes to job performance, job conditions, and estimated profitability may result in revisions to contract revenue and costs and are recognized in the period in which the revisions are made. We provided for estimated losses on uncompleted contracts of $38,000 and $30,000 at December 31, 2010, and 2009 respectively.

Property, Plant and Equipment

Property plant and equipment are reviewed whenever events or changes in circumstances occur that indicate possible impairment. If events or changes in circumstances occur that indicate possible impairment, our impairment review is based on an undiscounted cash flow analysis at the lowest level at which cash flows of the long-lived assets are largely independent of other groups of our assets and liabilities. This analysis requires management judgment with respect to changes in technology, the continued success of product lines, and future volume, revenue and expense growth rates. We conduct annual reviews for idle and underutilized equipment, and review business plans for possible impairment. Impairment occurs when the carrying value of the assets exceeds the future undiscounted cash flows. When impairment is indicated, the estimated future cash flows are then discounted to determine the estimated fair value of the asset and an impairment charge is recorded for the difference between the carrying value and fair values.

As of December 31, 2010, we have $5.9 million of net property, plant, and equipment recorded on the consolidated balance sheet. The carrying value of our Indianapolis, Indiana property, which was held for sale as of December 31, 2010 and under contract to be sold, was reduced in value to reflect the contract price and a $324,000 impairment charge was recorded. No other indications of impairment were noted as of December 31, 2010.

Impairment of Long-Lived Assets, including Goodwill

Our indefinite life intangible assets are reviewed for potential impairment at least annually. Goodwill is also tested at least annually for any indication of impairment on a reporting unit level.

The Company is organized into three divisions, including a Contracting/Services Group, an Engineered Equipment and Parts Group and a Component Parts Group. Each of these groups meets the criteria for treatment as an operating segment. Each of these operating segments is comprised of one or more components on which discrete financial information is available and on which operating results are regularly reviewed by segment management and each of these components is considered to be a reporting unit for purposes of our goodwill impairment analysis.

As of December 31, 2010, we have $14.7 million of goodwill, $1.0 million of amortizable intangible assets and $3.2 million of indefinite life intangible assets recorded on the consolidated balance sheet.

For all amortizable intangible assets, if any events or changes in circumstances occur that indicate possible impairment, our impairment review is based on an undiscounted cash flow analysis. Impairment occurs when the carrying value of the assets exceeds the future undiscounted cash flows. When impairment is indicated, the estimated future cash flows are then discounted to determine the estimated fair value of the asset and an impairment charge is recorded for the difference between the carrying value and the net present value of estimated future cash flows. The Company also evaluates the remaining useful life at each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization. If the estimate of an intangible asset's remaining useful life is changed, the remaining carrying amount of the intangible asset is amortized prospectively over that revised remaining useful life.

We complete an annual (or more often if circumstances require) impairment test for our indefinite life intangible assets. We utilize the relief from royalty method to determine the fair value of these assets. In performing these assessments, the carrying value of the asset is considered impaired if the fair value is less than the carrying value of the asset. If this occurs, an impairment charge is recorded for the amount by which the carrying value of the asset exceeds its fair value. The test in 2010 indicated no impairment to our indefinite life intangible assets.

We complete an annual (or more often if circumstances require) impairment test for our goodwill and those tests in 2010 did not indicate an impairment. In performing this assessment, the carrying value of each reporting unit was compared to its estimated fair value, as calculated by the discounted present value of future cash flows method. The fair value measurement method used in the Company's impairment analysis utilizes a number of significant unobservable inputs or Level 3 assumptions. These assumptions include, among others, projections of our future operating results, the implied fair value of these assets using an income approach by preparing a discounted cash flow analysis and other subjective assumptions. Our analysis indicated that the carrying value of our reporting units was significantly lower than their fair values. While management, based on current forecasts and outlooks, believes that the estimated fair value is reasonable, we can make no assurances that future actual operating results will be realized as planned and that there will not be material impairment charges as a result. Major factors that influence our cash flow analyses are our estimates for future revenue and expenses associated with the reporting units. This is the most sensitive of our estimates related to our fair value calculations. Other factors considered in our fair value calculations include assumptions as to the business climate, industry and economic conditions. As a result of our test in 2010, no goodwill impairment charges were recorded in 2010 compared to impairment charges in 2009 of $17.1 million.

In our goodwill assessment at the end of 2010, management considered that the Company's market capitalization as of December 31, 2010 was $86.2 million based on our stock price at that date. Our consolidated book value at that date was $35.2 million. We note that our reporting units that carry goodwill do not represent 100% of the operations of our Company. The goodwill assessment of our reporting units does not include an allocation of our debt to those reporting units.

Income Taxes

Deferred income taxes are provided using the asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry-forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases and are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would ultimately be sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more-likely-than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. The evaluation of a tax position taken is considered by itself and not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination. We recognize penalties and interest related to unrecognized tax benefits in income tax expense.

Pension and Postretirement Benefit Plan Assumptions

We sponsor a pension plan for certain union employees. We also sponsor a postretirement healthcare benefit plan for certain office employees retiring before January 1, 1990. Several statistical and other factors that attempt to anticipate future events are used in calculating the expense and liability related to these plans. These factors include key assumptions, such as a discount rate and expected return on plan assets. In addition, our actuarial consultants use subjective factors such as withdrawal and mortality rates to estimate these liabilities. The actuarial assumptions we use may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants. These differences may result in a significant impact to the amount of pension or postretirement healthcare benefit expenses we have recorded or may record in the future. An analysis for the expense associated with our pension plan is difficult due to the variety of assumptions utilized. For example, one of the significant assumptions used to determine projected benefit obligation is the discount rate. At December 31, 2010, a 25 basis point change in the discount rate would change the projected benefit obligation by approximately $216,000 and the annual pension expense by less than $18,000. Additionally, a 25 basis point change in the expected return on plan assets would change the pension expense by approximately $13,000.

Stock Based Compensation

The Company measures the cost of employee services received in exchange for an award of equity instruments and recognize this cost over the period during which an employee is required to provide the services, based on the fair value of the award at the date of the grant as determined by the Black-Scholes valuation method.

Use of Estimates

Preparation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions affecting the reported amounts of assets, liabilities, revenues and expenses and related contingent liabilities. On an on-going basis, we evaluate our estimates, including those related to revenues, bad debts, share based compensation, income taxes and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

Other significant accounting policies

Other significant accounting policies, not involving the same level of uncertainties as those discussed above, are nevertheless important to an understanding of our financial statements. See Note 1 to the consolidated financial statements, Summary of Significant Accounting Policies, which discusses accounting policies that must be selected by us when there are acceptable alternatives.

Backlog

Our backlog consists of orders we have received for products and services. Our backlog from continuing operations was $54.3 million at December 31, 2010 and $66.5 at December 31, 2009. Our total backlog, as of December 31, 2010 was $54.3 million compared to $66.9 million as of December 31, 2009. There can be no assurances that backlog will be replicated, increased or translated into higher revenues in the future. The success of our business depends on a multitude of factors related to our backlog and the orders secured during the subsequent period(s). Certain contracts are highly dependent on the work of contractors and other subcontractors participating in a project, over which we have no or limited control, and their performance on such project could have an adverse effect on the profitability of our contracts. Delays resulting from these contractors and subcontractors, changes in the scope of the project, weather, and labor availability also can have an effect on a contract's profitability.

New Accounting Pronouncements

New Financial Accounting Pronouncements Adopted

ASC 820—In January 2010, the FASB issued ASU No. 2010-06, "Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures About Fair Value Measurements." This guidance amends Subtopic 820-10 to require new disclosures and clarify existing disclosures. This guidance requires new disclosures of amounts and reasons for significant transfers between Level 1 and Level 2 fair value measurements. Additionally, in the reconciliation for fair value measurements using significant unobservable inputs (Level 3), separate presentation of information about purchases, sales, issuances and settlements is required. The guidance clarifies that fair value measurement disclosures for each class of assets and liabilities may constitute a subset of assets and liabilities within a line item on a reporting entity's balance sheet. The guidance also clarifies disclosure requirements about inputs and valuation techniques for both recurring and nonrecurring fair value measurements (Level 2 or Level 3). The ASU also amends guidance on employers' disclosures about postretirement benefit plan assets under ASC 715 to require that disclosures be provided by classes of assets instead of by major categories of assets. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward of activity for Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, including interim periods within those fiscal years. The Company has not had and does not expect that the adoption of this remaining guidance will have a material effect on the Company's consolidated results of operations, financial position or cash flows.

ASC 815—In March 2010, the FASB issued ASU 2010-11, "Scope Exception Related to Embedded Credit Derivatives" to address questions that have been raised in practice about the intended breadth of the embedded credit derivative scope exception in paragraphs 815-15-15-8 through 815-15-15-9 of ASC 815, "Derivatives and Hedging". The amended guidance clarifies that the scope exception applies to contracts that contain an embedded credit derivative that is only in the form of subordination of one financial instrument to another. This guidance is effective on July 1, 2010 for the Company. The adoption of this guidance did not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

Recently Issued Accounting Pronouncements

Accounting Standards Codification ("ASC") 605-25—In October 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2009-13 for updated revenue recognition guidance under the provisions of ASC 605-25, "Multiple-Element Arrangements." The previous guidance has been retained for criteria to determine when delivered items in a multiple-deliverable arrangements should be considered separate units of accounting, however the updated guidance removes the previous separation criterion that objective and reliable evidence of fair value of any undelivered items must exist for the delivered items to be considered a separate unit or separate units of accounting. This guidance is effective for fiscal years beginning on or after June 15, 2010. The Company does not expect that the adoption of this guidance will have a material effect on the Company's consolidated results of operations, financial position or cash flows.

ASC 350—In December 2010, the FASB issued ASU 2010-28, "When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units With Zero or Negative Carrying Amounts" to modify step one of the goodwill impairment test for entities that have recognized goodwill and have one or more reporting units whose carrying amount for purposes of performing step one of the goodwill impairment test is zero or negative. For those entities which have one or more reporting units, the entity is required to perform step two of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. The ASU is effective for impairment tests performed during entities' fiscal years (and interim periods within those years) that begin after December 15, 2010. The Company does not expect that the adoption of this guidance will have a material effect on the Company's consolidated results of operations, financial position or cash flows.

ASC 805—In December 2010, the FASB issued ASU 2010-29, "Disclosure of Supplementary Pro Forma Information for Business Combinations" to address diversity in practice about the interpretation of pro forma revenue and earnings disclosure requirements for business combinations. The amendments specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendment also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The ASU is effective prospectively for business combinations whose acquisition date is at or after the beginning of the first annual reporting period beginning on or after December 15, 2010.

Item 7A. *Quantitative and Qualitative Disclosure About Market Risk.*

A smaller reporting company is not required to provide the information in this Item.

Item 8. *Financial Statements and Supplementary Data*

The consolidated financial statements of CECO Environmental Corp. and subsidiaries for the years ended December 31, 2010 and 2009 and other data are included in this Report following the signature page of this Report:

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Disclosure Controls and Procedures

We maintain "disclosure controls and procedures," as such term is defined under Securities Exchange Act Rule 13a- 15(e), that are designed to ensure that information required to be disclosed in our Securities Exchange Act of 1934 (the "Exchange Act") reports is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. In designing and evaluating the disclosure controls and procedures, our management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and in reaching a reasonable level of assurance our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. We have carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2010. Based upon their evaluation and subject to the foregoing, the Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2010 our disclosure controls and procedures were effective in ensuring that information we are required to disclose in reports that are filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time period specified in SEC rules and forms.

Management's Annual Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

With the participation of the Company's Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2010, based on the framework and criteria established in Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, management has concluded that our internal control over financial reporting was effective as of December 31, 2010.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to rules of the SEC that permit the Company to provide only management's report in this Annual Report on Form 10-K.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the fourth fiscal quarter ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. ***Other Information***

None.

PART III

Item 10. ***Directors, Executive Officers and Corporate Governance***

Pursuant to General Instruction G of Form 10-K, the information called for by Item 10 of Part III of Form 10-K is incorporated by reference to the information set forth in the Company's definitive proxy statement relating to its 2011 Annual Meeting of Stockholders (the "2011 Proxy Statement") to be filed pursuant to Regulation 14-A under the Exchange Act, in response to Items 401, 405 and 407(c)(3), (d)(4) and (d)(5) of Regulation S-K under the Securities Act and the Exchange Act ("Regulation S-K"). Reference is also made to the information appearing in Item 1 of Part I of this Annual Report on Form 10-K under the caption "Business—Executive Officers of the Registrant."

Code of Ethics

We have adopted a Code of Ethics that applies to our directors and employees (including our principal executive officer, principal financial officer, principal accounting officer and controller and persons performing similar functions). The Code of Ethics is posted on our website at www.cecoenviro.com on the Investor Information section. We will post on our website any amendments to or waivers of the Code of Ethics for executive officers or directors in accordance with applicable laws and regulations.

Item 11. ***Executive Compensation***

Pursuant to General Instruction G of Form 10-K, the information called for by Item 11 of Part III of Form 10-K is incorporated by reference to the information set forth in the 2011 Proxy Statement.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

Pursuant to General Instruction G of Form 10-K, the information called for by Item 12 of Part III of Form 10-K is incorporated by reference to the information set forth in the 2011 Proxy Statement in response to Item 403 of Regulation S-K.

Securities Authorized for Issuance Under Equity Compensation Plans

EQUITY COMPENSATION PLAN INFORMATION

December 31, 2010	(a)	(b)	(c)
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights, compensation plans	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders			
1997 Stock Option Plan[1]	292,605	$ 7.06	—
2007 Equity Incentive Plan[2]	890,400	$ 3.84	832,792
Employee Stock Purchase Plan[3]	22,808	$ 3.32	1,477,192
Equity compensation plans not approved by security holders	None	None	None
TOTAL	1,205,813	$ 2.62	2,309,984

[1] The 1997 Stock Option Plan (the "1997 Plan") was replaced with the 2007 Equity Incentive Plan. The 1997 Plan remains in effect solely for the purpose of the continued administration of the options currently outstanding under the 1997 Plan.

[2] The 2007 Equity Incentive Plan was approved by the shareholders on May 23, 2007. 727,000 options were awarded to plan participants under the 2007 Equity Incentive Plan in 2010.

[3] The Employee Stock Purchase Plan was approved by the shareholders on May 21, 2009.

Item 13. *Certain Relationships And Related Transactions, and Director Independence*

Pursuant to General Instruction G of Form 10-K, the information called for by this Item 13 of Part III of Form 10-K is incorporated by reference to the information set forth in the 2011 Proxy Statement.

Item 14. *Principal Accountant Fees and Services*

Pursuant to General Instruction G of Form 10-K, the information called for by Item 14 of Part III of Form 10-K is incorporated by reference to the information set forth in the 2011 Proxy Statement.

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

1. Financial statements are set forth in this report following the signature page of this report.

2. Financial statement schedules are omitted because they are not applicable or because the required information is shown in the financial statements or in the notes thereto.

3. Exhibit Index. The exhibits listed below, as part of Form 10-K, are numbered in conformity with the numbering used in Item 601 of Regulation S-K of the Securities and Exchange Commission.

3(i) Certificate of Incorporation (Incorporated by reference to Exhibit 3.I from Form 10-K dated December 31, 2001)

3(ii) Bylaws (Incorporated by reference to Exhibit 3.II from Form 10-K dated December 31, 2001)

**10.1 CECO Filters, Inc. Savings and Retirement Plan (Incorporated by reference to CECO's Annual Report on Form 10-K for the fiscal year ended December 31, 1990)

**10.2 CECO Environmental Corp. 1997 Stock Option Plan and Amendment (Incorporated by reference to Exhibit 4 from Form S-8, Exhibit 4, filed March 24, 2000, of the Company)

10.3 Mortgage dated October 28, 1991 by CECO and the Montgomery County Industrial Development Corporation (Incorporated by reference to CECO's Annual Report on Form 10-K dated December 31, 1991)

10.4 Installment Sale Agreement dated October 28, 1991 between CECO and MCIDC (Incorporated by reference to CECO's Annual Report on Form 10-K dated December 31, 1991)

10.5 Consulting Agreement dated as of January 1, 1994 and effective as of July 1, 1994 between the Company and CECO Filters, Inc. (Incorporated by reference to Exhibit 10.1 to Form 10-QSB dated September 30, 1994 of the Company)

10.6 Kbd/Technic, Inc. Voting Trust Agreement, dated as of December 7, 1999, Richard J. Blum, trustee (Incorporated by reference to Exhibit 10.13 from the Company's Form 8-K filed December 22, 1999 with respect to event that occurred December 7, 1999)

**10.7 Amended and Restated 2006 Executive Incentive Compensation Plan (Incorporated by reference to Exhibit 10.38 from the Company's 10-K dated December 31, 2006)

10.8 Warrant Agreement between the Company and Icarus Ontario dated December 28, 2006. (Incorporated by reference to Exhibit 10.3 from the Company's Form 8-K dated December 28, 2006)

**10.9 Consulting Agreement between Icarus Ontario and the Company dated March 26, 2007 (Incorporated by reference to Exhibit 10.55 from the Company's Form 10-K dated December 31, 2006)

**10.10 CECO Environmental Corp. 2007 Equity Incentive Plan (Incorporated by reference to Exhibit B to CECO Environmental Corp.'s definitive proxy statement on Schedule 14A filed on April 20, 2007)

**10.11 Form of Restricted Stock Award Agreement. (Incorporated by reference to Exhibit 10.41 from the Company's Form 10-K for the year ended December 31, 2008)

**;*10.12 Form of Incentive Stock Option Agreement

** ; *10.13 Form of Non-Statutory Stock Option Agreement

10.14 Registration Rights Agreement dated February 29, 2008 (Incorporated by reference from Exhibit 10.4 of the Company's Current Report on Form 8-K filed on March 3, 2008)

**10.15 CECO Environmental Corp. Employee Stock Purchase Plan (Incorporated by reference to Exhibit A to CECO Environmental Corp.'s definitive proxy statement on Schedule 14A filed with the Security Exchange Commission on April 13, 2009)

**10.16 First Amendment to CECO Environmental Corp. 2007 Equity Incentive Plan (Incorporated by reference to Exhibit B to CECO Environmental Corp.'s definitive proxy statement on Schedule 14A filed with the Security Exchange Commission on April 13, 2009)

**10.17 Change in Control Agreement dated October 16, 2009 (Incorporated by reference to Exhibit 10.1 from the Company's Current Report on Form 8-K filed October 16, 2009)

10.18 Form of Investor Note (Incorporated by reference to Exhibit 10.1 from the Company's Current Report on Form 8-K filed December 1, 2009)

10.19 Employment Agreement of Jeffrey Lang dated February 15, 2010 (Incorporated by reference to Exhibit 10.4 from the Company's Quarterly Report on Form 10-Q filed May 14, 2010)

10.20 Severance Agreement and General Waiver and Release between David Blum and the Company (Incorporated by reference to Exhibit 10.1 from the Company's Quarterly Report on Form 10-Q filed August 13, 2010)

10.21 Ninth Amendment to Credit Agreement dated February 12, 2010, effective as of December 31, 2009 (Incorporated by reference to Exhibit 10.1 from the Company's Current Report on Form 8-K filed February 19, 2010)

10.22 Fifth Amended and Restated Revolving Credit Promissory Note, effective date December 31, 2009 (Incorporated by reference to Exhibit 10.2 from the Company's Current Report on Form 8-K filed February 19, 2010)

10.23 Amended and Restated Term Promissory Note, effective date December 31, 2009 (Incorporated by reference to Exhibit 10.3 from the Company's Current Report on Form 8-K filed February 19, 2010)

*10.24 Amended and Restated Credit Agreement between CECO and its US corporate affiliates and Fifth Third Bank entered into August 17, 2010, effective date June 30, 2010

10.25 Sixth Amended and Restated Revolving Credit Promissory Note, effective date June 30, 2010 (Incorporated by reference from Exhibit 10.2 of the Company's Current Report on Form 8-K filed August 19, 2010)

10.26 Amended and Restated Term Promissory Note, effective date June 30, 2010 (Incorporated by reference from Exhibit 10.3 of the Company's Current Report on Form 8-K filed August 19, 2010)

10.27 Purchase Agreement dated August 19, 2010 (Incorporated by reference to Exhibit 10.4 from the Company's Quarterly Report on Form 10-Q filed November 15, 2010)

*21 Subsidiaries of the Company

*23.1 Consent of BDO USA, LLP

*31.1 Rule 13a-14(a)/15d-14(a) Certification by Chief Executive Officer

* 31.2 Rule 13a-14(a)/15d-14(a) Certification by Chief Financial Officer

* 32.1 Certification of Chief Executive Officer (18 U.S. Section 1350)

* 32.2 Certification of Chief Financial Officer (18 U.S. Section 1350)

---

* Filed herewith

** Management contracts or compensation plans or arrangement

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CECO ENVIRONMENTAL CORP.

By: /s/ JEFFREY LANG

Jeffrey Lang
Chief Executive Officer
Dated: March 15, 2011

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Principal Executive Officer

/s/ JEFFREY LANG **Jeffrey Lang** **Chief Executive Officer, Director**	March 15, 2011

Principal Financial and Accounting Officer

/s/ DENNIS W. BLAZER **Dennis W. Blazer** **Vice President-Finance and Administration;** **Chief Financial Officer**	March 15, 2011
/s/ PHILLIP DEZWIREK **Phillip DeZwirek** **Chairman of the Board, Director**	March 15, 2011
/s/ ARTHUR CAPE **Arthur Cape** **Director**	March 15, 2011
/s/ JASON DEZWIREK **Jason DeZwirek** **Director**	March 15, 2011
/s/ THOMAS J. FLAHERTY **Thomas J. Flaherty** **Director**	March 15, 2011
/s/ RONALD E. KRIEG **Ronald E. Krieg** **Director**	March 15, 2011
/s/ JASON D. MERETSKY **Jason D. Meretsky** **Director**	March 15, 2011
/s/ DONALD WRIGHT **Donald A. Wright** **Director**	March 15, 2011

CECO ENVIRONMENTAL CORP. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
CECO Environmental Corp.
Cincinnati, Ohio

We have audited the accompanying consolidated balance sheets of CECO Environmental Corp. as of December 31, 2010 and 2009 and the related consolidated statements of operations, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of CECO Environmental Corp. at December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO USA, LLP

Chicago, Illinois
March 15, 2011

CECO ENVIRONMENTAL CORP.

CONSOLIDATED BALANCE SHEETS

	December 31, 2010	December 31, 2009
	Dollars in thousands, except per share data	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 5,792	$ 1,393
Accounts receivable, net (Note 3)	26,772	23,751
Costs and estimated earnings in excess of billings on uncompleted contracts (Note 4)	8,345	10,681
Inventories, net (Note 5)	4,432	4,877
Prepaid expenses and other current assets	2,509	2,969
Assets held for sale (Note 19)	526	—
Current assets of discontinued operations (Note 17)	76	1,877
Total current assets	48,452	45,548
Property, plant and equipment, net (Note 6)	5,880	11,362
Goodwill (Note 7)	14,713	14,591
Intangible assets—finite life, net (Note 7)	966	1,470
Intangible assets—indefinite life (Note 7)	3,225	3,209
Deferred income tax asset, net (Note 14)	602	348
Deferred charges and other assets	953	930
Non-current assets of discontinued operations (Note 17)	—	57
	$74,791	$77,515
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Current portion of debt (Note 9)	$ —	$ 836
Accounts payable and accrued expenses (Note 8)	17,041	18,622
Billings in excess of costs and estimated earnings on uncompleted contracts (Note 4)	7,810	10,373
Accrued income taxes (Note 14)	1,646	—
Current liabilities of discontinued operations (Note 17)	—	648
Total current liabilities	26,497	30,479
Other liabilities	2,320	2,605
Senior debt, less current portion (Note 9)	—	1,871
Convertible subordinated notes (including related parties notes of $3,800) (Note 10)	10,800	10,800
Total liabilities	39,617	45,755
Commitments and contingencies (Note 13)		
Shareholders' equity:		
Preferred stock, $.01 par value; 10,000 shares authorized, none issued	—	—
Common stock, $.01 par value; 100,000,000 shares authorized, 14,456,659 and 14,427,251 shares issued in 2010 and 2009, respectively	144	144
Capital in excess of par value	43,237	42,341
Accumulated deficit	(6,243)	(8,348)
Accumulated other comprehensive loss	(1,608)	(2,021)
	35,530	32,116
Less treasury stock, at cost, 137,920 shares in 2010 and 2009	(356)	(356)
Total shareholders' equity	35,174	31,760
	$74,791	$77,515

The notes to consolidated financial statements are an integral part of the above statements.

CECO ENVIRONMENTAL CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,	
	2010	2009
	Dollars in thousands, except per share data	
Net sales	$ 140,602	$ 138,985
Cost of sales	107,949	108,043
Gross profit	32,653	30,942
Selling and administrative	27,512	28,903
Amortization	501	759
Gain on sale of operating property and equipment	(396)	—
Goodwill impairment	—	17,110
Income (loss) from operations	5,036	(15,830)
Other expense, net	(135)	(760)
Interest expense (including related parties interest of $228 and $456, respectively)	(1,225)	(1,321)
Income (loss) from continuing operations before income taxes	3,676	(17,911)
Income tax expense (benefit)	1,371	(3,144)
Income (loss) from continuing operations	2,305	(14,767)
Loss from discontinued operations (see Note 17), net of tax	(200)	(265)
Net income (loss)	$ 2,105	$ (15,032)
Per share data:		
Basic income (loss) from continuing operations	$ 0.16	$ (1.04)
Basic loss from discontinued operations	(0.01)	(0.02)
Basic net income (loss)	$ 0.15	$ (1.06)
Diluted income (loss) from continuing operations	$ 0.16	$ (1.04)
Diluted loss from discontinued operations	(0.01)	(0.02)
Diluted net income (loss)	$ 0.15	$ (1.06)
Weighted average number of common shares outstanding:		
Basic	14,308,130	14,221,095
Diluted	17,102,357	14,221,095

The notes to consolidated financial statements are an integral part of the above statements.

CECO ENVIRONMENTAL CORP.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands)

	Common Stock		Capital in excess of par value	Accum. (Deficit) Earnings	Accum. Other Comp. Loss	Treasury Stock		Total	Total Comp. (Loss) Income
	Shares	Amount				Shares	Amount		
Balance January 1, 2009	15,087	$150	$42,924	$ 6,684	$(3,303)	(764)	$(1,942)	$ 44,513	
Net loss for the year ended December 31, 2009				(15,032)				(15,032)	$(15,032)
Share based compensation earned	(34)	—	997					997	
Retirement of treasury shares	(626)	(6)	(1,580)			626	1,586	—	
Other comp. income (loss)									
Adjustment for minimum pension post retirement liability, net of tax of $192					288			288	288
Translation gain					994			994	994
Balance December 31, 2009	14,427	144	42,341	(8,348)	(2,021)	(138)	(356)	31,760	$(13,750)
Net income for the year ended December 31, 2010				2,105				2,105	2,105
Exercise of options	5	—	11					11	
Share based compensation earned	23	—	885					885	
Other comp. income (loss)									
Adjustment for minimum pension/post retirement liability, net of tax of $84					126			126	126
Translation gain					287			287	287
Balance December 31, 2010	14,455	$144	$43,237	$ (6,243)	$(1,608)	(138)	$ (356)	$ 35,174	$ 2,518

Accumulated Other Comprehensive Loss

Components of accumulated other comprehensive loss in shareholders' equity:

Dollars in thousands	Translation (loss) gain	Minimum pension/post retirement liability adjustment	Accumulated other comprehensive loss
January 1, 2009	$(1,323)	$(1,980)	$(3,303)
2009 activity	994	288	1,282
Balance December 31, 2009	(329)	(1,692)	(2,021)
2010 activity	287	126	413
Balance December 31, 2010	$ (42)	$(1,566)	$(1,608)

The notes to consolidated financial statements are an integral part of the above statements.

CECO ENVIRONMENTAL CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2010	2009
	Dollars in thousands	
Cash flows from operating activities:		
Net income (loss)	$ 2,105	$(15,032)
Net loss from discontinued operations	(200)	(265)
Net income (loss) from continuing operations	2,305	(14,767)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation and amortization	1,758	2,519
Interest expense	108	30
Loss on remeasurement of subordinated debt	—	480
Gain on forfeit of land sale deposit	—	(175)
Gain on sale of operating plant and equipment	(396)	—
Loss on goodwill impairment	—	17,110
Share based compensation expense	885	997
Bad debt (recoveries) expense	(71)	491
Inventory reserve	192	—
Deferred income tax benefit	(399)	(2,848)
Changes in operating assets and liabilities:		
Accounts receivable	(2,950)	14,118
Inventories	(135)	1,191
Costs and estimated earnings in excess of billings on uncompleted contracts	2,336	304
Prepaid expenses and other current assets	521	(928)
Deferred charges and other assets	216	562
Accounts payable and accrued expenses	(1,905)	(7,527)
Billings in excess of costs and estimated earnings on uncompleted contracts	(2,563)	3,000
Accrued income taxes	1,646	(2,402)
Other liabilities	380	429
Net cash provided by continuing operating activities	1,928	12,584
Net cash provided by discontinued operating activities	1,010	2,308
Net cash provided by operating activities	2,938	14,892
Cash flows from investing activities:		
Acquisitions of property and equipment	(654)	(999)
Net proceeds from sale of equipment (including $57 from discontinued operations in 2010)	5,158	—
Net cash provided by (used in) investing activities	4,504	(999)
Cash flows from financing activities:		
Net repayments on revolving credit line	(457)	(17,878)
Proceeds from exercise of stock options	11	—
Subordinated debt borrowings	—	13,800
Subordinated debt repayments	—	(7,569)
Cash paid for deferred financing costs	(347)	—
Repayments of term debt	(2,250)	(2,000)
Net cash used in financing activities	(3,043)	(13,647)
Net increase in cash and cash equivalents	4,399	246
Cash and cash equivalents at beginning of year	1,393	1,147
Cash and cash equivalents at end of year	$ 5,792	$ 1,393

The notes to consolidated financial statements are an integral part of the above statements.

CECO ENVIRONMENTAL CORP.

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

	2010	2009
	Dollars in thousands	
Cash paid (received) during the year for:		
Interest	$1,097	$1,412
Income taxes	$ (247)	$2,433

CECO ENVIRONMENTAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 2010 and 2009

1. Nature of Business and Summary of Significant Accounting Policies

Nature of business—The principal business of CECO Environmental Corp. and its subsidiaries (the "Company") is to provide innovative solutions to industrial ventilation and air quality problems through dust, mist and fume control systems and particle and chemical technologies to industrial and commercial customers, primarily in the United States.

Principles of consolidation—Our consolidated financial statements include the accounts of the following subsidiaries:

	% Owned As Of December 31, 2010
CECO Group, Inc. ("Group")	100%
CECO Filters, Inc. and Subsidiaries ("CFI")	99%
The Kirk & Blum Manufacturing Company ("K&B")	100%
kbd/Technic, Inc ("kbd")	100%
CECO Abatement Systems, Inc ("CAS")	100%
CECOaire, Inc ("CAI")	100%
H.M. White, Inc. ("H.M. White")	100%
EFFOX, Inc. ("Effox")	100%
GMD Environmental Technologies, Inc. ("GMD")	100%
Fisher-Klosterman, Inc. ("FKI")	100%
Flextor, Inc. ("Flextor")	100%

CFI includes two wholly owned subsidiaries, New Busch Co., Inc. ("Busch") and CECO Environmental India Private Limited (f.k.a. CECO Filter India Private Limited). The non-controlling interest in CFI is not material. FKI includes the wholly owned subsidiary, A.V.C., Inc. ("A.V.C.").

During 2009, the Company discontinued the operations of its subsidiary, H.M. White, Inc. ("H.M. White"). The Company terminated its facility lease in Detroit, Michigan, and all property and equipment held by H.M. White was sold at net book value to its former owner as of January 1, 2010. In accordance with the provisions of FASB ASC Subtopic 205-20, the results of H.M. White are presented as discontinued operations for all periods in the consolidated financial statements. The Company did not allocate general corporate interest expense to H.M. White—see Footnote 17 for additional details.

All intercompany balances and transactions have been eliminated.

Use of estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents—We consider all highly liquid investments with original maturities of three months or less to be cash equivalents.

Accounts Receivable—Trade receivables are uncollateralized customer obligations due under normal trade terms requiring payment generally within 30 days from the invoice date unless otherwise determined by specific contract, generally due to retainage provisions. The Company's estimate of the allowance for doubtful accounts for trade receivables is primarily determined based upon the length of time that the receivables are past due. In addition, management estimates are used to determine probable losses based upon an analysis of prior collection experience, specific account risks and economic conditions. The Company has a series of actions that occur based upon the aging of past due trade receivables, including letters, statements, direct customer contact and liens. Accounts are deemed uncollectible based on past account experience and current account financial condition.

Inventories—The Company's inventories are valued at the lower of cost or market using the first-in, first-out (FIFO) inventory costing method.

Property, plant and equipment—Property, plant and equipment are carried at the cost of acquisition or construction and depreciated over the estimated useful lives of the assets. Depreciation and amortization are provided using the straight-line method in amounts sufficient to amortize the cost of the assets over their estimated useful lives (buildings and improvements – generally 10 to 40 years; machinery and equipment – 2 to 15 years).

Property, plant and equipment are reviewed whenever events or changes in circumstances occur that indicate possible impairment. If events or changes in circumstances occur that indicate possible impairment, our impairment review is based on an undiscounted cash flow analysis at the lowest level at which cash flows of the long-lived assets are largely independent of other groups of our assets and liabilities. This analysis requires management judgment with respect to changes in technology, the continued success of product lines, and future volume, revenue and expense growth rates. We conduct annual reviews for idle and underutilized equipment, and review business plans for possible impairment. Impairment occurs when the carrying value of the assets exceeds the future undiscounted cash flows. When impairment is indicated, the estimated future cash flows are then discounted to determine the estimated fair value of the asset and an impairment charge is recorded for the difference between the carrying value and the estimated fair value. An impairment charge of $324,000 was recorded in the fourth quarter of 2010, included in the gain on sale of property and equipment on the consolidated statements of operations, to reflect the loss on the pending sale of our facility in Indianapolis, Indiana which was under contract and was sold in February 2011. These assets are classified as held for sale as of December 31, 2010 on the consolidated balance sheets.

Intangible assets—Indefinite life intangible assets are comprised of tradenames, while finite life intangible assets are comprised of patents, backlog, customer lists and employment contracts. Finite life intangible assets are amortized on a straight line basis over their estimated useful lives of 17 years for patents, 12 to 18 months for backlog, 5 years for customer lists and 3 years for employment contracts.

For all amortizable intangible assets, if any events or changes in circumstances occur that indicate possible impairment, our impairment review is based on an undiscounted cash flow analysis. Impairment occurs when the carrying value of the assets exceeds the future undiscounted cash flows. When impairment is indicated, the estimated future cash flows are then discounted to determine the estimated fair value of the asset and an impairment charge is recorded for the difference between the carrying value and the net present value of estimated future cash flows. The Company also evaluates the remaining useful life each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization. If the estimate of an intangible asset's remaining useful life is changed, the remaining carrying amount of the intangible asset is amortized prospectively over that revised remaining useful life.

The Company completes an annual (or more often if circumstances require) impairment assessment of its indefinite life intangible assets. In performing this assessment, the carrying value of the asset is considered impaired if the fair value is less than the carrying value of the asset. If this occurs, an impairment charge is recorded for the amount by which the carrying value of the asset exceeds its fair value. Fair value is estimated using the discounted future cash flow method.

Goodwill—The Company completes an annual (or more often if circumstances require) impairment assessment of its goodwill on a reporting unit level. For management purposes, the Company is organized into three reportable segments, including an Engineered Equipment and Parts segment, a Contracting/Services segment and a Component Parts segment. Each of these operating segments is comprised of one or more components on which discrete financial information is available and on which operating results are regularly reviewed by segment management and each of these components is considered to be a reporting unit for purposes of our impairment analysis.

In performing the goodwill impairment assessment, the carrying values of the Company's reporting units are compared to their estimated fair values, as calculated by the discounted cash flow method. If the estimated fair value of a reporting unit is less than its carrying value, an impairment charge is recorded for the amount by which the carrying value of the goodwill exceeds its calculated implied fair value.

Deferred charges—Deferred charges primarily represent deferred financing costs, which are amortized to interest expense over the life of the related loan. Amortization expense was $108,000 and $95,000 for 2010 and 2009, respectively, and is classified as interest expense.

Financial Instruments—All derivative instruments, including those embedded in other contracts are recognized as either assets or liabilities and those financial instruments are measured at fair value. The accounting for changes in the fair value of derivatives depends on their intended use and designation. We are exposed to market risk from changes in interest rates. Our policy is to manage interest rate costs using a mix of fixed and variable rate debt. To manage this mix in a cost-efficient manner, we may enter into interest rate swaps or other hedge type arrangements, in which we agree to exchange, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount. We do not use derivative instruments for speculative purposes. We currently have no interest rate swap agreements.

Revenue recognition—Revenues from contracts, representing the majority of our revenues, are recognized on the percentage of completion method, measured by the percentage of contract costs incurred to date compared to estimated total contract costs for each contract. This method is used because management considers contract costs to be the best available measure of progress on these contracts. Our remaining revenues are recognized when risk and title passes to the customer, which is generally upon shipment of product.

The asset "Costs and estimated earnings in excess of billings on uncompleted contracts" represents revenues recognized in excess of amounts billed. The liability "Billings in excess of costs and estimated earnings on uncompleted contracts" represents billings in excess of revenues recognized. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes to job performance, job conditions, and estimated profitability may result in revisions to contract revenue and costs and are recognized in the period in which the revisions are made. We provided for estimated losses on uncompleted contracts of $38,000 and $30,000 at December 31, 2010 and 2009, respectively.

Cost of sales—Cost of sales amounts include materials, direct labor and associated benefits, inbound freight charges, purchasing and receiving, inspection, warehousing, and depreciation. Customer freight charges are included in sales and actual freight expenses are included in cost of sales.

Claims—Change orders arise when the scope of the original project is modified for a variety of reasons. The Company will negotiate the extent of the modifications, its expected costs and recovery with the customer. Costs related to change orders are recognized in the period they are incurred and added to the expected total cost of the project. To the extent such costs are probable of being recovered from the customer, estimated total contract revenues are also adjusted up to the amount of change order costs incurred. In cases where contract revenues are assured beyond a reasonable doubt to be increased in excess of the expected costs of the change order, incremental profit also is recognized on the contract. Such assurance is generally only achieved when the customer approves in writing the scope and pricing of the change order. Change orders that are in dispute are effectively handled as claims.

Claims are amounts in excess of the agreed contract price that the Company seeks to collect from customers or others for customer-caused delays, errors in specifications and designs, contract terminations, change orders in dispute or unapproved as to both scope and price. Costs attributable to claims are treated as contract costs as incurred.

The Company recognizes certain significant claims for recovery of incurred costs when it is probable that the claim will result in additional contract revenue and when the amount of the claim can be reliably estimated. In such circumstances revenues are recognized only to the extent of the cost with no increase in the estimated profit margin and no additional profit is recognized until such time as the customer or other parties agree in writing to the amount of the claim to be recovered by the Company. At that point, the amount of the claim becomes contractual and is accounted for as an increase in the contract's total estimated revenue and estimated cost. As actual costs are incurred and revenues are recognized under percentage-of-completion accounting, a corresponding percentage of the revised total estimated profit will therefore be recognized.

Should it become probable that the claim will not result in additional contract revenue, the Company removes the related contract revenues from its previous estimate of total revenues, which effectively reduces the estimated profit margin on the job and negatively impacts profit for the period.

Pre-contract costs—Pre-contract costs are not significant. The Company expenses all pre-contract costs as incurred regardless of whether or not the bids are successful. A majority of our business is obtained through a bidding process and this activity is on-going with multiple bids in process at any one time. These costs consist primarily of engineering, sales and project manager wages, fringes and general corporate overhead and it is deemed impractical to track activities related to any one specific contract.

Selling and administrative expenses—Selling and administrative expenses include sales and administrative wages and associated benefits, selling and office expenses, bad debt expense, changes in life insurance cash surrender value and depreciation. Selling and administrative expenses are charged to expense as incurred.

Sales Taxes—The Company records taxes collected from customers and remitted to governmental authorities on a net basis in the Consolidated Statements of Operations.

Product Warranties—The Company's warranty reserve is to cover the products sold and is principally at our Effox subsidiary. The warranty accrual is based on historical claims information. The warranty reserve is reviewed and adjusted as necessary on a quarterly basis. Warranty accrual is not significant at the Company's other operations due to the nature of the work which includes installation and testing. The change in accrued warranty expense is summarized in the following table:

$ in thousands	2010	2009
Beginning balance	$ 496	$ 574
Provision	292	335
Payments	(333)	(413)
Ending balance	$ 455	$ 496

Advertising costs—Advertising costs are charged to operations in the year incurred and totaled $324,000 and $606,000 in 2010 and 2009, respectively.

Research and development—Research and development costs are charged to expense as incurred. The amounts charged to operations were $53,000 and $22,000 in 2010 and 2009, respectively.

Income taxes—Deferred income taxes are provided using the asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases, and are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Earnings per share—The number of shares outstanding for calculation of earnings (loss) per share ("EPS") is as follows:

	2010	2009
Weighted-average shares outstanding-basic	14,308,130	14,221,095
Effect of potentially dilutive securities	2,794,227	—
Weighted-average shares outstanding-diluted	17,102,357	14,221,095

Options and warrants to purchase 0.5 million and 3.6 million shares as of December 31, 2010 and 2009, respectively, were not included in the computation of diluted earnings (loss) per share due to their having an anti-dilutive effect. Pursuant to the if converted method, diluted earnings per share for 2010 includes a $389,000 after tax addback of interest expense and 2.7 million additional shares related to the assumed conversion of the convertible Subdebt Note described in Note 10.

Holders of restricted stock awards participate in nonforfeitable dividend rights on a one-for-one basis with holders of common stock. Holders of these awards are not obligated to share in losses of the Company. Therefore, these share awards are included in the computation of basic earnings (loss) per share during periods of net income using the two-class method, but are excluded from such computation in periods of net loss. Should the Company declare a dividend on its common stock, the related dividend on shares of unvested restricted stock that are not expected to vest would be recorded as additional compensation expense and therefore excluded from the two-class method computations; however, no such dividends have been declared to date. Undistributed earnings included in the two-class method computations are allocated equally to each share of common stock outstanding, including all shares of unvested restricted common shares.

Once a restricted stock award vests, it is included in the computation of weighted average shares outstanding for purposes of basic and diluted earnings (loss) per share.

Foreign Currency—Assets and liabilities of foreign operations are translated using period-end exchange rates, and revenues and expenses are translated using average exchange rates during each period. Translation gains and losses are reported in accumulated other comprehensive income/(loss) as a component of shareholders' equity.

Transaction loss of $135,000 and $734,000 were recognized by the Company in 2010 and 2009, respectively. The 2009 loss was principally due to the translation of a $5 million subordinated note denominated in Canadian dollars and a $3 million subordinated note payable in Canadian dollars both due to a related party. The transaction (loss)/ gain is recorded on the "Other (expense) income" line of the Statement of Operations. Additional details on the subordinated notes are provided in Note 10.

Reclassifications—Certain prior year amounts have been reclassified in order to conform to the current year presentation. In 2010, it was determined that due to reductions in the amount of intercompany transactions among our business units, individual operating segments were more clearly defined and as such we have added additional segment disclosures for 2009 and 2010—see Note 18.

New Financial Accounting Pronouncements Adopted

ASC 820—In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Updates (ASU) No. 2010-06, "Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures About Fair Value Measurements." This guidance amends Subtopic 820-10 to require new disclosures and clarify existing disclosures. This guidance requires new disclosures of amounts and reasons for significant transfers between Level 1 and Level 2 fair value measurements. Additionally, in the reconciliation for fair value measurements using significant unobservable inputs (Level 3), separate presentation of information about purchases, sales, issuances and settlements is required. The guidance clarifies that fair value measurement disclosures for each class of assets and liabilities may constitute a subset of assets and liabilities within a line item on a reporting entity's balance sheet. The guidance also clarifies disclosure requirements about inputs and valuation techniques for both recurring and nonrecurring fair value measurements (Level 2 or Level 3). The ASU also amends guidance on employers' disclosures about postretirement benefit plan assets under ASC 715 to require that disclosures be provided by classes of assets instead of by major categories of assets. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward of activity for Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, including interim periods within those fiscal years. The Company has not had and does not expect that the adoption of this remaining guidance will have a material effect on the Company's consolidated results of operations, financial position or cash flows.

ASC 815—In March 2010, the FASB issued ASU 2010-11, "Scope Exception Related to Embedded Credit Derivatives" to address questions that have been raised in practice about the intended breadth of the embedded credit derivative scope exception in paragraphs 815-15-15-8 through 815-15-15-9 of ASC 815, "Derivatives and Hedging". The amended guidance clarifies that the scope exception applies to contracts that contain an embedded credit derivative that is only in the form of subordination of one financial instrument to another. This guidance is effective on July 1, 2010 for the Company. The adoption of this guidance did not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

Recently Issued Accounting Pronouncements

Accounting Standards Codification ("ASC") 605-25—In October 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2009-13 for updated revenue recognition guidance under the provisions of ASC 605-25, "Multiple-Element Arrangements". The previous guidance has been retained for criteria to determine when delivered items in a multiple-deliverable arrangements should be considered separate units of accounting, however the updated guidance removes the previous separation criterion that objective and reliable evidence of fair value of any undelivered items must exist for the delivered items to be considered a separate unit or separate units of accounting. This guidance is effective for fiscal years beginning on or after June 15, 2010. The Company does not expect that the adoption of this guidance will have a material effect on the Company's consolidated results of operations, financial position or cash flows.

ASC 350—In December 2010, the FASB issued ASU 2010-28, "When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units With Zero or Negative Carrying Amounts" to modify step one of the goodwill impairment test for entities that have recognized goodwill and have one or more reporting units whose carrying amount for purposes of performing step one of the goodwill impairment test is zero or negative. For those entities which have one or more reporting units, the entity is required to perform step two of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. The ASU is effective for impairment tests performed during entities' fiscal years (and interim periods within those years) that begin after December 15, 2010. The Company does not expect that the adoption of this guidance will have a material effect on the Company's consolidated results of operations, financial position or cash flows.

ASC 805—In December 2010, the FASB issued ASU 2010-29, "Disclosure of Supplementary Pro Forma Information for Business Combinations" to address diversity in practice about the interpretation of pro forma revenue and earnings disclosure requirements for business combinations. The amendments specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendment also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The ASU is effective prospectively for business combinations whose acquisition date is at or after the beginning of the first annual reporting period beginning on or after December 15, 2010.

2. Financial Instruments

Our financial instruments consist primarily of investments in cash and cash equivalents, receivables and certain other assets, accounts payable and debt obligations. The carrying values of these financial instruments approximate fair value at December 31, 2010, due to their short term nature.

The carrying amounts of most of our debt obligations approximate fair value based on future payments discounted at current interest rates for similar obligations or interest rates which fluctuate with the market.

Concentrations of credit risk:

Financial instruments that potentially subject us to credit risk consist principally of cash and accounts receivable. We maintain cash and cash equivalents with various major financial institutions. We perform periodic evaluations of the financial institutions in which our cash is invested. Concentrations of credit risk with respect to trade and contract receivables are limited due to the large number of customers and various geographic areas. Additionally, we perform ongoing credit evaluations of our customers' financial condition.

3. Accounts Receivable

$ in thousands	2010	2009
Trade receivables	$ 2,989	$ 2,672
Contract receivables	24,204	21,555
Allowance for doubtful accounts	(421)	(476)
	$26,772	$23,751

Balances billed, but not paid by customers under retainage provisions in contracts, amounted to approximately $567,000 and $797,000 at December 31, 2010 and 2009, respectively. Retainage receivables on contracts in progress are generally collected within a year after contract completion.

(Recoveries) provision for doubtful accounts was approximately $(71,000) and $491,000 during 2010 and 2009, respectively, while accounts (recovered) charged to the allowance were $(16,000) and $312,000 during 2010 and 2009, respectively.

4. Costs and Estimated Earnings on Uncompleted Contracts

$ in thousands	2010	2009
Costs incurred on uncompleted contracts	$ 76,137	$ 74,908
Estimated earnings	17,471	16,897
	93,608	91,805
Less billings to date	(93,073)	(91,497)
	$ 535	$ 308
Included in the accompanying consolidated balance sheets under the following captions:		
Costs and estimated earnings in excess of billings on uncompleted contracts	$ 8,345	$ 10,681
Billings in excess of costs and estimated earnings on uncompleted contracts	(7,810)	(10,373)
	$ 535	$ 308

5. Inventories

$ in thousands	2010	2009
Raw material and subassemblies	$2,973	$3,322
Finished goods	1,144	1,044
Parts for resale	562	566
Obsolescence allowance	(247)	(55)
	$4,432	$4,877

Amounts credited to the allowance for obsolete inventory and charged to cost of sales amounted to $192,000 and $55,000 during 2010 and 2009, respectively. Items charged to the allowance for inventory recoveries were $0 and $0 during 2010 and 2009, respectively.

6. Property, Plant and Equipment

$ in thousands	2010	2009
Land	$ 75	$ 1,460
Building and improvements	2,248	5,745
Machinery and equipment	15,649	17,882
	17,972	25,087
Less accumulated depreciation	(12,092)	(13,725)
	$ 5,880	$ 11,362

Depreciation expense was $1.3 million and $1.8 million for 2010 and 2009, respectively.

7. Goodwill and Intangible Assets

$ in thousands	2010		2009	
Goodwill / Tradename	Goodwill	Tradename	Goodwill	Tradename
Beginning balance	$14,591	$3,209	$ 31,116	$3,165
Impairment	—	—	(17,110)	—
Foreign currency adjustments	122	16	585	44
	$14,713	$3,225	$ 14,591	$3,209

The Company's fourth quarter 2009 annual evaluation for goodwill impairment indicated an impairment of the goodwill for four of the Company's reporting units. As a result, the Company estimated the implied fair value of the goodwill of these reporting units compared to carrying amounts and recorded total impairment charges of $17.1 million at December 31, 2009 to impair a portion of the goodwill recorded on these reporting units. The decrease in the fair value of the reporting units was due to deteriorating market conditions resulting from the global economic downturn. No impairment of goodwill was identified related to the Company's other reporting units. No additional impairment was recorded in the year ended December 31, 2010 or prior to 2009. As of December 31, 2010, the Company has an aggregate amount of Goodwill acquired of $31.8 million and an aggregate amount of impairment losses recognized of $17.1 million. The estimated fair values of each reporting unit exceeded its carrying value by at least 31%.

The fair value measurement method used in the Company's impairment analysis utilizes a number of significant unobservable inputs or Level 3 assumptions. These assumptions include, among others, projections of our future operating results, the implied fair value of these assets using an income approach by preparing a discounted cash flow analysis and other subjective assumptions.

$ in thousands	2010		2009	
Intangible assets—finite life	Cost	Accum. Amort.	Cost	Accum. Amort
Patents	$1,414	$1,111	$1,412	$1,024
Customer lists	1,661	1,022	1,644	685
Employment contracts	424	400	420	305
Other	136	136	130	122
	$3,635	$2,669	$3,606	$2,136

Amortization expense of finite life intangible assets was $501,000 and $759,000 for 2010 and 2009, respectively. Amortization over the next five years for finite life intangibles is $424,000 in 2011, $316,000 in 2012, $130,000 in 2013, $69,000 in 2014 and $6,000 in 2015.

8. Accounts Payable and Accrued Expenses

$ in thousands	2010	2009
Trade accounts payable	$ 9,712	$11,235
Compensation and related benefits	1,851	1,535
Accrued interest	215	223
Subcontractor accrued expenses	2,602	2,434
Other accrued expenses	2,661	3,195
	$17,041	$18,622

9. Senior debt

$ in thousands	2010	2009
Bank credit facilities	$—	$2,707
Less current portion	—	(836)
	$—	$1,871

We entered into our current Bank Facility on December 29, 2005 with Fifth Third Bank. The Bank Facility was amended on various dates and fees paid for these amendments were deferred and are being amortized over the remaining term of the Bank Facility.

On August 6, 2010, the Company entered into an amended and restated credit agreement effective as of June 30, 2010, which amends and restates in its entirety the Bank Facility and extends the termination date of the Line of Credit to April 1, 2013 and the term loan to April 1, 2014. The amendment and restatement also increases the limit on letters of credit from $5.0 million to $10.0 million, resets the pricing grid, which temporarily increased our interest rates by 0.5% until the next pricing grid determination date of December 31, 2010, at which time the pricing level was re-determined based on the Company's trailing twelve month fixed charge ratio which resulted in a reduction to our interest rates by 0.5%. The maximum commitment under the line of credit remained at $20.0 million. Fees of $23,000 were paid for this amendment.

Terms of the Bank Facility, as amended, include financial covenants which require compliance at June 30, 2010 and each quarter through March 31, 2013. The maximum capital expenditures financial covenant is $2.5 million per year. The minimum Fixed Charge Coverage Ratio is 2.5:1.0 for each quarter through the quarter ended June 30, 2010 and 1.25:1.0 thereafter. The maximum funded debt to EBITDA covenant is 3.0 to 1. Our Bank Facility also contains cross-default provisions with respect to our subordinated debt. Also, if we fail to pay (after grace periods) any other debt or lease that, individually or in the aggregate involves indebtedness in excess of $100,000, and such default gives any creditor or lessor the right to accelerate the maturity of any such indebtedness or lease payments, then absent a waiver from the lender, it would result in a default under our Bank Facility and the acceleration of the maturity of outstanding debt under our Bank Facility. As of December 31, 2010, we were in compliance with all related financial and other restrictive covenants, and expect continued compliance. In the future, if we cannot comply with the terms of the Bank Facility covenants it will be necessary for us to obtain a waiver or renegotiate our loan covenants, and there can be no assurance that such negotiations would be successful. In the event that we are not successful in obtaining a waiver or an amendment, we would be declared in default, which could cause all amounts owed to be immediately due and payable. We paid the term loan off in 2010 and have no outstanding borrowings under the line of credit as of December 31, 2010. Borrowings are subject to a borrowing base limitation, and at December 31, 2010, $11.7 million could be borrowed. Our property and equipment, accounts receivable, investments and inventory serve as collateral for our bank debt. Our debt agreements contain customary covenants and events of default.

10. Subordinated Notes

On August 14, 2008, the Company issued a Subordinated Convertible Promissory Note (the "Convertible Subdebt Note") in the amount of Canadian $5.0 million to Icarus, which is controlled by Phillip DeZwirek, our Chairman and former Chief Executive Officer, and Jason DeZwirek, our Secretary and one of our Directors. The Convertible Subdebt Note provided for interest to accrue at the rate of 10% per annum in 2008, 11% per annum in 2009, and 12% per annum commencing January 1, 2010 until paid. The outstanding principal and accrued interest under the Convertible Subdebt Note was convertible at any time, into common stock of the Company at a per share price of $4.75 which was the closing bid price immediately preceding the issuance of the Convertible Subdebt Note. The Convertible Subdebt Note was amended in February 2009 to provide for interest payments to be payable monthly, instead of semi-annually, subject to the Subordination Agreement between Fifth Third Bank and Icarus. The Convertible Subdebt Note was further amended on May 1, 2009 to extend its maturity date to October 1, 2011 from July 31, 2010. We repaid Canadian $3.7 million under the Convertible Subdebt Note on March 31, 2009 and fully repaid the outstanding balance of $1.2 million on November 26, 2009. Foreign exchange translation losses of $121,000 were recognized during the twelve months ended December 31, 2009 as other expense.

On May 15, 2009, the Company issued a Promissory Note ("Note") to Icarus in the amount of $3.0 million. The Note, which was subordinated to the Company's Bank Facility, bore interest at 12% per annum with interest payable monthly. The maturity date of the note was the earlier of May 15, 2012 or six months after repayment of the Bank Facility. At the option of Icarus, the note was repayable in Canadian funds with a stated conversion rate of 1.1789, or CAD $3.5 million, representing the conversion rate at the issuance date of the Note. In accordance with ASC 815 "Derivatives and Hedging", this option was bifurcated and recorded at fair value. Gains and losses resulting from the revaluation of this liability are included in other income (expense) in the consolidated statements of operations and were losses of $359,008 for the year ended December 31, 2009. The Note and accrued interest was fully repaid on November 26, 2009 in the amount of $3.3 million.

On November 26, 2009, the Company issued $10.8 million principal amount subordinated convertible promissory notes to a group of investors (the "Investor Notes") which includes related parties: Icarus Investment Corp, which is controlled by Phillip DeZwirek, our Chairman and former Chief Executive Officer, ($2,200,000), Jason DeZwirek ($800,000), and Harvey Sandler Revocable Trust ($800,000), which trust owns over 10% of our outstanding common stock. Interest accrues under the Investor Notes at the annual rate of 6% and is payable as of the end of each calendar quarter. Interest paid on the Investor Notes for 2010 and 2009 was $648,000 and $69,000 respectively. We used the proceeds of the Investor Notes to repay all of our previously existing subordinated debt in the amount of approximately $4.5 million, which debt was accruing interest at rates between 11-12%. The balance of the proceeds were available to be used for general working capital. Fees of $320,000 were paid for the issuance of this debt and are being amortized over the term of the Investor Notes.

The Investor Notes are due on November 26, 2014 and are not repayable prior to maturity except upon a change of control, or upon the consent of the holder. The outstanding principal amount of the Investor Notes or any portion thereof, but not the interest, is convertible at the holder's option, at any time after the issuance of the

Investor Notes at a conversion price of $4.00 per share, such price being greater than the Company's share price at the date of issuance of the Investor Notes. Following three years from the date of the Investor Notes, if the closing price of the common stock of the Company is greater than $8.00 for five consecutive days, the Company can cause conversion of the Investor Notes. The outstanding balance of the Investor Notes at December 31, 2010 was $10.8 million. In February 2011, $200,000 principal of the Investor Notes was converted to 50,000 shares of our common stock.

11. Shareholders' Equity

Share-Based Compensation

The 2007 Equity Incentive Plan (the "2007 Plan") was approved by shareholders on May 23, 2007 and replaced the 1997 Stock Option Plan (the "1997 Plan"). The 1997 Plan remains in effect solely for the purpose of the continued administration of the options outstanding under the 1997 Plan. The plans are administered by the Compensation Committee (the "Committee") of the Board of Directors. Like the 1997 Plan, the 2007 Plan permits the granting of stock options and awards which are granted at a price equal to or greater than the fair market value of the Company's common stock at the date of grant. Generally, stock options or awards granted to non-employee directors vest in one year from the date of grant. Stock options granted to employees generally vest equally over a period of 3 to 5 years from the date of grant. Stock awards granted to employees generally vest equally over a period of up to 3 years from the date of grant for awards subject to service requirements. Certain stock awards are granted and vest based on the achievement of certain performance requirements as established by the Committee. Stock awards may be granted without service or performance requirements, as determined by the Committee. The Committee, at its discretion, may establish other vesting periods and performance requirements when appropriate. During 2010 727,000 stock options were granted to plan participants under the 2007 Plan. No stock awards were granted in 2010 and no options were granted to non-employees. The number of shares reserved for issuance under the 2007 Plan is 2.0 million, of which 832,792 shares were available for future grant as of December 31, 2010. The number of shares reserved under the 1997 Plan for issuance was 1.5 million, of which 1,036,300 shares were left unused as of December 31, 2010.

Share-based compensation expense for stock options under these plans of $0.6 million and $0.5 million was recorded in the years ended December 31, 2010 and 2009, respectively. No equity compensation expense has been capitalized in inventory or fixed assets.

Employee Stock Purchase Plan

The 2009 Employee Stock Purchase Plan ("ESPP") was approved by shareholders on May 21, 2009.

The ESPP is administered by the Compensation Committee. The aggregate maximum number of shares of the Company's common stock that may be granted under the ESPP is 1.5 million shares over the ten year term of the ESPP, subject to adjustment in the event there is a reorganization, merger, consolidation, recapitalization, reclassification, stock split-up, or similar transaction with respect to the common stock.

The ESPP allows employees to purchase shares of common stock at a 15% discount from market price and pay for the shares through payroll deductions. Eligible employees can enter the plan at specific "offering dates" which occur in six month intervals.

The Company recognized employee stock purchase plan expense of $31,000 during the year ended December 31, 2010.

In addition to the Company's share-based compensation plans, certain other warrants have been issued that are compensatory in nature. See further discussion in the "Warrants to Purchase Common Stock" section of Note 11 below.

Stock Options

The weighted-average fair value of stock options granted during 2010 and 2009 was estimated at $2.64 and $2.65 per share, respectively, using the Black-Scholes option-pricing model based on the following assumptions:

- *Expected Volatility:* The Company utilizes a volatility factor based on the Company's historical stock prices for a period of time equal to the expected term of the stock option utilizing weekly price observations. For 2010 and 2009, the Company utilized weighted-average volatility factors of 62.6%, respectively.
- *Expected Term:* Due to limited historical exercise data, the Company utilizes the simplified method of determining the expected term based on the vesting schedules and terms of the stock options. For 2010 and 2009, the Company utilized weighted-average expected term factors of 7.3 years and 7.5 years, respectively.
- *Risk-Free Interest Rate:* The risk-free interest rate factor utilized is based upon the implied yields currently available on U.S. Treasury zero-coupon issues over the expected term of the stock options. For 2010 and 2009, the Company utilized a weighted-average risk-free interest rate factors of 3.11%.
- *Expected Dividends:* Expected dividends were expected to be zero as the Company has not historically paid dividends. This will be re-evaluated if and when dividends are expected to be paid.

The fair value of the stock options granted is recorded as compensation expense on a straight-line basis over the vesting periods of the options adjusted for the Company's estimate of pre-vesting forfeitures. The pre-vesting forfeiture estimate is based on historical activity and is reviewed periodically and updated as necessary.

Information related to all stock options under the 2007 Plan and 1997 Plan for the year ended December 31, 2010 is shown in the table below:

(Shares in thousands)	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value ($000)
Outstanding at December 31, 2009	598	$6.13	6.1 years	
Granted	727	4.04		
Forfeitures	(137)	8.18		
Exercised	(5)	1.98		
Outstanding at December 31, 2010	1,183	4.64	7.9 years	2,294
Exercisable at December 31, 2010	330	5.92	5.3 years	581

The Company received $11,000 in cash from employees exercising options during the year ended December 31, 2010 and no cash from employees exercising options during the year ended December 31, 2009. The intrinsic value of options exercised during the year ended December 31, 2010 was $20,000.

Restricted Shares

Information related to all restricted stock awards under the 2007 Plan for the year ended December 31, 2010 is shown in the table below:

	Shares	Weighted Average Grant Date Fair Value
Nonvested, beginning of year	48	$10.34
Granted	—	
Vested	(48)	10.34
Forfeited	—	
Nonvested, end of year	—	

In 2010, the Company recorded expense for restricted stock awards of $225,000 and $509,000 for 2009.

The total fair value of restricted shares vested was $ 490,000 and $1.2 million during 2010 and 2009, respectively.

Warrants to Purchase Common Stock

The Company has historically issued warrants to purchase common shares in conjunction with business acquisitions, debt issuances and employment contracts. The estimated fair value of warrants granted in conjunction with employment agreements is reflected as compensation expense over their related vesting periods. Fair value of warrants is determined using a Black-Sholes valuation model with assumptions similar to the ones we used to value stock option awards.

On December 28, 2006, the Company issued warrants to purchase 250,000 shares to Icarus, a related party, at an exercise price of $9.07 and an expiration date of December 26, 2016. These warrants represent the only outstanding warrants as of December 31, 2010 and 2009.

12. Pension and Employee Benefit Plans

We sponsor a non-contributory defined benefit pension plan for certain union employees. The plan is funded in accordance with the funding requirements of the Employee Retirement Income Security Act of 1974.

We also sponsor a postretirement health care plan for office employees retiring before January 1, 1990. The plan allows retirees who have attained the age of 65 to elect the type of coverage desired.

The following tables set forth the plans' changes in benefit obligations, plan assets and funded status on the measurement dates, December 31, 2010 and 2009, and amounts recognized in our consolidated balance sheets as of those dates.

$ in thousands	Pension Benefits		Other Benefits	
	2010	2009	2010	2009
Change in projected benefit obligation:				
Projected benefit obligation at beginning of year	$ 6,686	$ 6,246	n/a	n/a
Accumulated post retirement benefit obligation	n/a	n/a	$ 228	$ 245
Service cost	214	176	—	—
Interest cost	375	381	11	14
Actuarial (gain)/loss	169	130	(52)	15
Benefits paid	(287)	(247)	(31)	(46)
Projected benefit obligation at end of year	7,157	6,686	156	228
Change in plan assets:				
Fair value of plan assets at beginning of year	4,739	3,929	—	—
Actual return on plan assets	465	697	—	—
Employer contribution	227	360	31	46
Benefits paid	(287)	(247)	(31)	(46)
Fair value of plan assets at end of year	5,144	4,739	—	—
Funded status	$(2,013)	$(1,947)	$(156)	$(228)
Defined benefit liabilities included in accounts payable and accrued expenses	$ —	$ —	$ (27)	$ (38)
Defined benefit liabilities included in other liabilities	(2,013)	(1,947)	(129)	(190)
Deferred tax benefit/(expense) associated with AOCL	1,086	1,149	(39)	(20)
AOCL, net of tax	1,626	1,723	(60)	(30)
Net amount recognized	$ 699	$ 925	$(255)	$(278)
Other comprehensive income:				
Net loss (gain)	$ 81	$ (249)	$ (52)	$ 15
Amortization of prior service cost	(22)	(9)	—	—
Amortization of net actuarial loss	(219)	(242)	3	5
Total recognized in other comprehensive income	$ (160)	$ (500)	$ (49)	$ 20
Accumulated other comprehensive income (loss):				
Net loss (gain)	$ 2,705	$ 2,843	$ (99)	$ (50)
Prior service cost	7	29	—	—
Amount recognized in accumulated other comprehensive income (loss)	$ 2,712	$ 2,872	$ (99)	$ (50)
Weighted-average assumptions used to determine benefit obligations for the year ended December 31:				
Discount rate	5.25%	5.75%	5.25%	5.75%
Compensation increase rate	N/A	N/A	N/A	N/A

The basis of the long-term rate of return assumption reflects the current asset mix for the pension plan of approximately 40% debt securities and 60% equity securities with assumed average annual returns of approximately 4% to 6% for debt securities and 8% for equity securities. The investment portfolio for the pension plan will be adjusted periodically to maintain the current ratios of debt securities and equity securities. Additional consideration is given to the historical returns for the pension plan as well as future long range projections of investment returns for each asset category.

Benefits under the plans are not based on wages and, therefore, future wage adjustments have no effect on the projected benefit obligations.

Included in other comprehensive income for our defined benefit plans, net of related tax effect, were a decrease in the minimum liability of $126,000 in 2010 and a decrease of $288,000 in 2009.

The details of net periodic benefit cost for pension benefits included in the accompanying consolidated statements of operations for the years ended December 31, 2010 and 2009 are as follows:

$ in thousands	**2010**	**2009**
Service cost	$ 214	$ 176
Interest cost	375	381
Expected return on plan assets	(377)	(318)
Net amortization and deferral	241	251
Net periodic benefit cost	$ 453	$ 490
Weighted-average assumptions used to determine net periodic benefit costs for the years ended December 31:		
Discount rate	5.75%	6.25%
Expected return on assets	8.00%	8.00%
Compensation increase rate	N/A	N/A

The net loss and prior service cost for the defined benefit pension plan that will be amortized from accumulated other comprehensive loss into net periodic benefit cost during 2011 are $251,000 and $741,000, respectively. The net gain for the healthcare plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost during 2011 is $(11,000).

The net periodic benefit cost (representing interest cost only) for the healthcare plan included in the accompanying consolidated statements of operations was $9,000 for each of the years ended December 31, 2010 and 2009. The weighted average discount rate to determine the net periodic benefit cost for 2010 and 2009 was 5.75% and 6.25%, respectively.

Changes in health care costs have no effect on the plan as future increases are assumed by the retirees.

Pension plan assets are invested in trusts comprised primarily of investments in various debt and equity funds. A fiduciary committee establishes the target asset mix and monitors asset performance. The expected rate of return on assets includes the determination of a real rate of return for equity and fixed income investment applied to the portfolio based on their relative weighting, increased by an underlying inflation rate. Our defined benefit pension plan asset allocation by asset category is as follows:

	Target Allocation	Percentage of Plan Assets	
	2011	2010	2009
Asset Category:			
Equity securities	60%	63%	60%
Debt securities	40%	37%	40%
Total	100%	100%	100%

Estimated pension plan cash obligations are $345,000, $374,000, $402,000, $426,000, and $434,000 for 2011 – 2015, respectively, and a total of $2,555,000 for the years 2016 through 2020. Estimated healthcare plan cash obligations are $28,000, $25,000, $23,000, $20,000, and $18,000 for 2011–2015, respectively, and a total of $58,000 for the years 2016 through 2020.

Fair Value Measurements of Pension Plan Assets

Following is a description of the valuation methodologies used for pension assets measured at fair value:

- *Cash and cash equivalents:* Cash and cash equivalents consist of cash on deposit in a money market fund. Cash and cash equivalents are stated at cost, which approximates fair value.
- *U.S. government and agency securities:* Valued at closing price reported in the active market in which the individual security is traded.
- *Corporate bonds and notes:* Valued using market inputs including benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data including market research publications. Inputs may be prioritized differently at certain times based on market conditions.
- *Mutual funds:* Valued at the net asset value (NAV) of shares held by the plans at year end. The NAV is calculated based on the underlying shares and investments held by the fund.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Company's assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels.

The levels assigned to the defined benefit plan assets as of December 31, 2010, are summarized in the tables below:

$ in thousands	Level 1	Level 2	Level 3	Total
Pension assets, at fair value:				
Cash in money market fund	$ 675	$—	$—	$ 675
U.S. government and agency securities	498	—	—	498
Corporate bonds and notes	—	571	—	571
Mutual funds	3,400	—	—	3,400
Total assets	$4,573	$571	$—	$5,144

The levels assigned to the defined benefit plan assets as of December 31, 2009, are summarized in the tables below:

$ in thousands	Level 1	Level 2	Level 3	Total
Pension assets, at fair value:				
Cash in money market fund	$ 269	$—	$—	$ 269
U.S. government and agency securities	693	—	—	693
Corporate bonds and notes	—	784	—	784
Mutual funds	2,993	—	—	2,993
Total assets	$3,955	$784	$—	$4,739

In connection with collective bargaining agreements, we participate with other companies in defined benefit pension plans. These plans cover substantially all of our contracted union employees not covered in the aforementioned plan. If we were to withdraw from participation in these multi-employer plans, we would be required to contribute our share of the plans' unfunded benefit obligation. We have no intention of withdrawing from any plan and, therefore, no liability has been provided in the accompanying consolidated financial statements.

Amounts charged to pension expense under the above plans including the multi-employer plans totaled $2.1 million and $2.3 million for 2010 and 2009, respectively.

During July 2006, we merged the K&B and CFI's profit sharing and 401(k) savings retirement plans for non-union employees. The merged plan covers substantially all employees who have 6 months of service, completed 1,000 hours of service and who have attained 18 years of age. The plan allows us to make discretionary contributions and provides for employee salary deferrals of up to 22%. We increased, effective January 1, 2008, the matching contributions to 100% of the first 1% and 50% of the next 5% of the employee deferral for a maximum match of 3.5%. We made matching contributions and discretionary contributions of $509,000 and $570,000 during 2010 and 2009, respectively.

13. Commitments and Contingencies

Rent

We lease certain facilities on a year-to-year basis. We also have future annual minimum rental commitments under noncancellable operating leases as follows:

December 31,	Commitment
	$ in thousands
2011	$1,153
2012	727
2013	548
2014	418
2015	416
	$3,262

Total rent expense under all operating leases for 2010 and 2009 was $1.5 million and $1.9 million, respectively.

Employment Agreements

The Company has employment agreements with four executives as of December 31, 2010, which run up to four more years. The agreements generally provide for an annual salary, a retention bonus, and an annual bonus based on an incentive compensation plan tied to financial performance and attainment of goals.

Legal Proceedings

A lawsuit was filed on September 10, 2009 in Marion County Superior Court, State of Indiana. A wrongful death claim has been made by the estate of Terry David Walk for an accident that occurred in March 2008 at the worksite of a customer of the Company relating to a baghouse system. The defendants include CECO and its subsidiaries, The Kirk & Blum Manufacturing Company ("Kirk & Blum"), kbd/Technic, Inc., and CECO Abatement Systems, Inc. The complaint contains causes of action for negligence and a cause of action for breach of implied warranties, and the complainant is asking for unspecified compensatory damages and costs. The matter was submitted to court-ordered mediation in January 2011, which was unsuccessful. It is believed that the matter will proceed to trial in the third quarter of 2011. The Company's insurance carriers have agreed to defend the claims, pursuant to reservation of rights letters, and have retained counsel to defend the Company. At this time, we believe that the claims are without merit and we intend to vigorously defend this suit. While there is a potential for an adverse verdict, the Company believes that any such loss other than $25,000 would be covered by insurance. No loss is considered probable at this time.

On January 13, 2011, the SEC initiated a non-public formal investigation relating to possible insider trading by affiliates of the Company. We have been cooperating with and intend to continue to cooperate with the SEC. We have been informed by our Chairman of the Board that he has received a subpoena in connection with such inquiry. In accordance with the terms of our bylaws and the General Corporation Law of Delaware, we are advancing expenses incurred by our Chairman in this matter. Because the matter is ongoing, we cannot predict the outcome of this formal inquiry at this time, and, as a result, no conclusion can be reached as to what impact, if any, this inquiry may have on us or our operations.

One of the unions that represents employees of Kirk & Blum, Local Union 24 of the Sheet Metal Workers International Association ("Local 24"), has demanded to bargain with Kirk & Blum over the decision to close our Oakley facility and the effects of the closure in connection with the layoffs of approximately 40 unionized Kirk & Blum employees from that facility in 2010. Local 24 is requesting severance payments and other non-monetary consideration. No agreement has yet been reached; negotiations remain ongoing. Also, in September of 2010 Local 24 filed a grievance against Kirk & Blum under its collective bargaining agreement alleging improper subcontracting to an outside vendor. In January of 2011, the grievance was heard by a panel of the National Joint Adjustment Board for the Sheet Metal Industry, which resulted in a deadlock. The next National Adjustment Board panel hearing is expected to take place in June 2011. In addition, in September and November of 2010, the Sheet Metal Workers International Association ("SMWIA") requested certain information relating to the Company's facility closure decisions, the subcontracting of work to outside vendors, and related matters such as equipment transfers and union employee layoffs. The Company has responded to SMWIA's requests and SMWIA has not at this time taken any further action. If any of these matters is not resolved to the satisfaction of the parties, SMWIA and/or Local 24 may take legal action such as filing unfair labor practice charges with the National Labor Relations Board and/or filing additional grievances under the applicable collective bargaining agreement(s). Should this occur, the Company intends to contest any such claims or charges vigorously, which the Company believes to be without merit. No loss is considered probable or estimable at this time for these union matters.

The final outcome and impact of these matters, and related claims and investigations that may be brought in the future, are subject to many variables, and cannot be predicted. We establish accruals only for those matters where we determine that a loss is probable and the amount of loss can be reasonably estimated. As a result, we have not accrued for any liability with respect to these matters. The Company expenses legal costs as they are incurred. While it is currently not possible to reasonably estimate the aggregate amount of costs which we may incur in connection with these matters, such costs could have a material adverse effect on our financial position, liquidity, or results of operations.

The Company is involved in certain litigation in the normal course of its business. Management intends to vigorously defend these cases.

14. Income Taxes

Income (loss) from continuing operations before income taxes was generated in the United States and abroad as follows:

	2010	2009
Domestic	$1,978	$(15,843)
Foreign	1,698	(2,068
	$3,676	$(17,911)

The Company currently intends to indefinitely reinvest its unrepatriated Foreign earnings which is immaterial as of December 31, 2010.

Income tax provision (benefit) from continuing operations consisted of the following for the years ended December 31:

$ in thousands	2010	2009
Current:		
Federal	$1,257	$ (264)
State	316	77
Foreign	197	(109)
	1,770	(296)
Deferred:		
Federal	(209)	(2,278)
State	(190)	(570)
	(399)	(2,848)
	$1,371	$(3,144)

The income tax provision (benefit) from continuing operations differs from the statutory rate due to the following:

$ in thousands	2010	2009
Tax expense (benefit) at statutory rate	$1,243	$(6,090)
Increase (decrease) in tax resulting from:		
State income tax, net of federal benefit (expense)	144	(946)
Domestic Production Activities deduction	(132)	-0-
Change in uncertain tax position reserves	(254)	(34)
Permanent differences, including certain Goodwill impairment charges	317	4,035
Impact of foreign rate differences and adjustments	53	(109)
	$1,371	$(3,144)

Deferred income taxes reflect the future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The net deferred tax asset consisted of the following at December 31:

$ in thousands	2010	2009
Current deferred tax assets (liabilities) attributable to:		
Accrued expenses	$ 153	$ 732
Deferred state taxes	(52)	13
Reserves on assets	820	223
Inventory	21	—
Prepaid expenses	(235)	(322)
Current deferred tax asset (included in prepaid expenses and other current assets)	707	646
Noncurrent deferred tax assets (liabilities) attributable to:		
Depreciation	(1,032)	(2,034)
Goodwill and intangibles	514	1,133
Other	(9)	3
Minimum pension and postretirement liability	1,129	1,246
Net noncurrent deferred income tax asset	602	348
Net deferred tax asset	$ 1,309	$ 994

Gross deferred tax assets were $2.9 million and $4.9 million at December 31, 2010 and 2009, respectively. Gross deferred tax liabilities were $1.6 million and $3.9 million at December 31, 2010 and 2009, respectively.

Included in Other noncurrent deferred income tax assets at December 31, 2010 are $114,000 of state net operating loss credit carry forwards, certain of which are net of an aggregate of $185,000 of valuation allowances. State net operating loss credit carry forwards expire from 2017 to 2029.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities (including the impact of available carryback and carry forward periods), projected future taxable income, and tax-planning strategies in making this assessment. Based on this assessment, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2010. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

The Company accounts for uncertain tax positions pursuant to FASB Accounting Standards Codification Topic 740. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. A reconciliation of the beginning and ending amount of uncertain tax position reserves is as follows:

	2010	2009
Balance as of January 1	$ 337,000	$411,000
Reductions for expirations on tax positions of prior years	(254,000)	(74,000)
Balance as of December 31	$ 83,000	$337,000

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. During the years ended December 31, 2010 and 2009, the Company recognized approximately $14,000 and $52,000 respectively, in interest, resulting in accruals, after expirations, of $3,000 and $50,000 as of December 31, 2010 and 2009 respectively. Tax years going back to 2007 remain open for Federal and all significant states. The favorable settlement of all uncertain tax positions would impact the Company's effective income tax rate.

15. Related Party Transactions

During 2010 and 2009, we paid Icarus $120,000 per year for use of its space and other office expenses of our Toronto office. During 2010 and 2009, we paid fees of $360,000 to Icarus for management consulting services. These services were provided by Phillip DeZwirek, the then Chief Executive Officer and current Chairman of our Board, through Icarus.

As described in Note 10, on November 26, 2009, the Company issued the Investor Notes to a group of investors which includes Icarus ($2,200,000), Jason DeZwirek ($800,000), and Harvey Sandler Revocable Trust ($800,000), which trust owns over 10% of our outstanding common stock.

16. Major Customers and Foreign Sales and Assets

No single customer represented greater than 10% of consolidated net sales or accounts receivable for 2010 or 2009.

For 2010 and 2009, sales to customers outside the United States, including export sales, accounted for approximately 19% and 12% respectively, of consolidated net sales. The largest portion of these sales was destined for Canada. Generally, sales are denominated in U.S. dollars. Of consolidated long lived assets, $3.7 million and $3.6 million were located outside of the United States as of December 31, 2010 and 2009, respectively.

17. Discontinued Operations

During 2009, the Company discontinued the operations of H.M. White. The Company terminated its facility lease in Detroit, Michigan and all property and equipment held by H.M. White was sold at net book value to its former owner. Accordingly, there was no gain or loss associated with the sale of H.M. White's assets.

The results of H.M. White are presented as discontinued operations for all periods in the consolidated financial statements. The Company did not allocate general corporate interest expense to H.M. White.

Operating results of discontinued operations are as follows:

$ in thousands	Year Ended December 31,	
	2010	2009
Net sales	**$ 474**	**$5,529**
Loss from discontinued operations, before income taxes	$(317)	$ (465)
Income tax benefit	(117)	(200)
Loss from discontinued operations	**$(200)**	**$ (265)**

Assets and liabilities related to discontinued operations consisted of the following:

$ in thousands	December 31, 2010	December 31, 2009
Assets		
Accounts receivable	$ 45	$1,356
Inventories	—	37
Costs and estimated earnings in excess of billings on uncompleted contracts	—	299
Prepaid expenses and other	31	185
Total current assets of discontinued operations	76	1,877
Property, plant and equipment, net	—	57
Total assets of discontinued operations	$ 76	$1,934
Liabilities		
Accounts payable and accrued expenses	$—	$ 533
Billings in excess of costs and estimated earnings on uncompleted contracts	—	115
Total current liabilities of discontinued operations	—	648
Other liabilities	—	—
Total liabilities of discontinued operations	$—	$ 648

18. Business Segment Information

CECO's operations are organized and reviewed by management along its product lines and presented in three reportable segments. The results of the segments are reviewed through to the "Operating income" line on the Statement of Operations.

Engineered Equipment and Parts Group

Our Engineered Equipment and Parts Group is comprised of CECO Filters, Busch International, CECO Abatement, Effox, FKI, Flextor and A.V.C. We enable our customers to meet BACT requirements and compliance targets for fumes, volatile organic compounds, process, and industrial odors. Our services eliminate toxic emission fumes and volatile organic compounds from large-scale industrial processes. We have a presence in the chemical processing, ethanol, paint booth emissions, wastewater treatment, and wood products industries.

Contracting/Services Group

Our Contracting/Services Group is comprised of the contracting/services operations of our Kirk & Blum divisions. We provide custom metal fabrication services at our Kirk & Blum Columbia Tennessee and Louisville Kentucky locations. These facilities are used to fabricate parts, subassemblies, and customized products for air pollution and non-air pollution applications from sheet, plate, and structurals.

Component Parts Group

We market component parts for industrial air systems to contractors, distributors and dealers throughout the United States.

The accounting policies of the segments are the same as those in the consolidated financial statements and are discussed in Note 1.

Summary of Business by Segment

$ in thousands	Engineered Equipment and Parts	Contracting/ Services	Component Parts	Corporate and other(a)	Eliminations	Consolidated
Gross revenues						
2010	$ 97,339	$37,122	$18,148	$ 1,548	$(13,555)	$140,602
2009	$ 90,841	$41,451	$14,067	$ 1,462	$ (8,836)	$138,985
Operating income (loss)						
2010	$ 9,314	$ 28	$ 2,798	$ (6,830)	$ (274)	$ 5,036
2009	$ 423	$ (1,445)	$ 565	$(15,309)	$ (64)	$ (15,830)
Identifiable assets						
2010	$107,649	$46,251	$ 4,616	$(20,161)	$(63,564)	$ 74,791
2009	$ 78,547	$45,400	$ 3,140	$(11,395)	$(38,177)	$ 77,515
Goodwill						
2010	$ 14,713	$ —	$ —	$ —	$ —	$ 14,713
2009	$ 14,591	$ —	$ —	$ —	$ —	$ 14,591
Property and equipment additions						
2010	$ 386	$ 109	$ 97	$ 62	$ —	$ 654
2009	$ 101	$ 465	$ 45	$ 388	$ —	$ 999
Depreciation and amortization						
2010	$ 998	$ 421	$ 186	$ 153	$ —	$ 1,758
2009	$ 1,296	$ 855	$ 260	$ 108	$ —	$ 2,519

(a) Includes Corporate expenses, and the operations of our Engineering Group. The Engineering Group is not significant to the overall operations of the Company.

19. Property and Equipment Held for Sale

In order to operate at a higher utilization rate and to increase operational efficiency, the Company determined to shift production it its North American facilities by scaling down the Kirk & Blum Contracting Services and Fabrication production at its plants in Cincinnati, Ohio; Indianapolis, Indiana; and Lexington, Kentucky and migrating such production to its facilities in Louisville, Kentucky; Columbia, Tennessee; Greensboro, North Carolina; and Canton, Mississippi. The Company closed the sale of the Cincinnati and Lexington plants in December 2010. An impairment charge of $324,000 was recorded in the fourth quarter of 2010 to reflect the loss on the pending sale of Indianapolis which was under contract and was sold in February 2011, and the assets of $526,000 are classified as held for sale as of December 31, 2010.

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SHAREHOLDER INFORMATION

AUDITORS
BDO USA, LLP

LEGAL COUNSEL
Barnes & Thornburg, LLP

REGISTRAR & TRANSFER AGENT
American Stock Transfer & Trust Company

STOCK MARKET
NASDAQ Global Market system under
the symbol "CECE"

FORM 10-K
The CECO Environmental Corp. 2010 Form 10-K
is available by emailing
investors@cecoenviro.com

It can also be downloaded from our website:
www.cecoenviro.com

INVESTOR RELATIONS
Visit our website at www.cecoenviro.com
or send an e-mail to investors@cecoenviro.com

ANNUAL MEETING
The CECO Environmental Corp. Annual Meeting
will be held on:
May 17, 2011 at 2:00 p.m. EDT at
Taft Stettinius & Hollister LLP
425 Walnut Street, Suite 1800
Cincinnati, Ohio 45202

CORPORATE OFFICES
4625 Red Bank Road
Suite 200
Cincinnati, Ohio 45227
Phone: 513-458-2600
Toll Free: 800-333-5475
Fax: 513-458-2647


CECO
ENVIRONMENTAL

CECE
NASDAQ®
LISTED

CORPORATE OFFICES

4625 Red Bank Road
Suite 200
Cincinnati, Ohio 45227
Phone: 513-458-2600
Toll Free: 800-333-5475
Fax: 513-458-2647
www.cecoenviro.com